Goldman Sachs

THE GOLDMAN SACHS GROUP, INC.

Proxy Statement
2025
Annual Meeting
of Shareholders

The Goldman Sachs Group, Inc.

200 West Street, New York, New York 10282

Notice of 2025 Annual Meeting of Shareholders

Items of Business

- **Item 1.** Election to our Board of Directors of the 14 director nominees named in the attached Proxy Statement as further described herein

- **Item 2.** An advisory vote to approve executive compensation (Say on Pay)

- **Item 3.** Approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025)

- **Item 4.** Ratification of the appointment of PwC as our independent registered public accounting firm for 2025

- **Items 5–7.** Consideration of certain shareholder proposals, if properly presented by each shareholder proponent

- Transaction of such other business as may properly come before our 2025 Annual Meeting of Shareholders

Record Date

- The close of business on the record date — **February 24, 2025** — is when it was determined which of our shareholders are entitled to vote at our 2025 Annual Meeting of Shareholders, or any adjournments or postponements thereof

Time
8:30 a.m., Dallas time

Date
Wednesday, April 23, 2025

Place
Trammell Crow Center
2nd Floor Conference Center
2001 Ross Avenue
Dallas, Texas 75201

For more information, see *Frequently Asked Questions*

Your vote is important to us. Please exercise your shareholder right to vote.

By Order of the Board of Directors,

Jamie Greenberg
Assistant Secretary

March 14, 2025

Important Notice Regarding the Availability of Proxy Materials for our Annual Meeting to be held on April 23, 2025. Our Proxy Statement, 2024 Annual Report to Shareholders and other materials are available on our website at **www.gs.com/proxymaterials**. By March 14, 2025, we will have sent to certain of our shareholders a Notice of Internet Availability of Proxy Materials (Notice). The Notice includes instructions on how to access our Proxy Statement and 2024 Annual Report to Shareholders and how to vote online. Shareholders who do not receive the Notice will continue to receive either a paper or an electronic copy of our proxy materials, which will be sent on or about March 18, 2025. For more information, see *Frequently Asked Questions*.

Table of Contents

Letter from our Chairman and CEO .... **ii**

Letter from our Lead Director .... **iii**

Executive Summary **1**

2025 Annual Meeting Information 1

Matters to be Voted on at our 2025 Annual Meeting.................... 1

Strategy and Performance Highlights.. 2

Compensation Highlights 3

2025 Stock Incentive Plan Highlights 5

Corporate Governance Highlights.. 6

Corporate Governance **8**

Corporate Governance Best Practices.................................... 8

Item 1. Election of Directors 9

Our Directors 9

Independence of Directors 19

Structure of our Board and Governance Practices 19

Our Board Committees.. 19

Board and Committee Evaluations 22

Board Leadership Structure... 23

Year-Round Review of Board Composition & Board Leadership Succession Planning... 25

Director Education... 26

Commitment of our Board 26

Board Oversight of our Firm 28

Key Areas of Board Oversight 28

Stakeholder Engagement **33**

Compensation Matters.. **34**

Compensation Discussion and Analysis................................. 34

2024 Annual NEO Compensation Determinations 34

How our Compensation Committee Makes Decisions 35

Overview of Annual Compensation Elements and Key Pay Practices 40

2024 Annual Compensation.. 42

Annual Variable Compensation: Equity-Based – PSUs 49

Annual Variable Compensation: Long Term Executive Carried Interest Incentive Program 50

Equity-Based Long-Term Incentive: Retention RSUs............... 53

Equity-Based Long-Term Incentive: Shareholder Value Creation Awards 53

Other Compensation Policies and Practices 54

GS Gives 57

Executive Compensation 58

2024 Summary Compensation Table 58

2024 Grants of Plan-Based Awards 60

2024 Outstanding Equity Awards at Fiscal Year-End............. 60

2024 Stock Vested 61

2024 Pension Benefits 62

2024 Non-Qualified Deferred Compensation 62

Potential Payments upon Termination or Change in Control ... 63

Compensation Committee Report 67

Item 2. An Advisory Vote to Approve Executive Compensation (Say on Pay) 68

Pay Ratio Disclosure 69

Pay Versus Performance Disclosure 69

Director Compensation Program.. 72

Item 3. Approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025) 75

Audit Matters **83**

Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2025 83

Report of our Audit Committee 85

Items 5–7. Shareholder Proposals.................................. **86**

Certain Relationships and Related Transactions............. **93**

Beneficial Ownership **96**

Additional Information.. **99**

Frequently Asked Questions **101**

Annex A: Calculation of Non-GAAP Measures and Other Information **A-1**

Annex B: Additional Details on Director Independence **B-1**

Annex C: The Goldman Sachs Amended and Restated Stock Incentive Plan (2025) **C-1**

Directions to our 2025 Annual Meeting of Shareholders ... **D-1**

This Proxy Statement includes forward-looking statements. These statements are not historical facts, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Forward-looking statements include, without limitation, statements about our businesses, such as trends in or growth opportunities for such businesses, expense savings initiatives, interest expense savings, funding strategies and durability of earnings as well as the effectiveness of our management of our human capital, and may relate to, among other things, our future plans and results, and our target ROE, ROTE, efficiency ratio and CET1 ratio, and how they can be achieved, and goals relating to our sustainability initiatives, among other things. It is possible that the firm's actual results and financial condition may differ, possibly materially, from the anticipated results, financial condition and incremental revenues and savings, funding strategies or increased durability in earnings, among other things, indicated in these forward-looking statements. Statements about Goldman Sachs' businesses, savings and other initiatives are subject to the risk that our businesses may be unable to generate additional incremental revenues or reduce expenses consistent with current expectations. For a discussion of some of the risks and important factors that could affect our future results and financial condition, see "Risk Factors" in Goldman Sachs' Annual Report on Form 10-K for the year ended December 31, 2024.

References to our website or other links to our publications or other information are provided for the convenience of our shareholders. None of the information or data included on our websites or accessible at these links is incorporated into, and will not be deemed to be a part of, this Proxy Statement or any of our other filings with the SEC.

Letter from our Chairman and CEO

March 14, 2025

Fellow Shareholders,

I am pleased to invite you to attend the 2025 Annual Meeting of Shareholders of The Goldman Sachs Group, Inc., which will be held on Wednesday, April 23, 2025 at 8:30 a.m., local time, at the Trammell Crow Center in Dallas, Texas. Enclosed you will find a notice setting forth the items we expect to address during the meeting, a letter from our Lead Director, our Proxy Statement, a form of proxy and a copy of our 2024 Annual Report to Shareholders. Your vote is important to us. Even if you do not plan to attend the meeting, we hope your votes will be represented.

Goldman Sachs generated strong earnings in 2024 against a backdrop of a resilient U.S. economy and accelerating capital markets activity. As we discuss in the 2024 letter to shareholders in our Annual Report, we saw the benefits of our continued investment in our franchise and our people, which helped us serve our clients with excellence and deliver strong results for shareholders. We increased our net revenues by 16% year-over-year to $53.5 billion; we grew our EPS by 77% to $40.54; and we improved our ROE by over 500 basis points to 12.7%. Now we are focused on setting up the firm for continued growth in 2025 and beyond, as we work to further strengthen our client franchise in Global Banking & Markets, grow our more durable revenues in Asset & Wealth Management by investing in our global public and private asset management platform, and put the firm on the path to generating mid-teens returns through the cycle.

We look forward to engaging with our shareholders at our Annual Meeting. I would like to personally thank you for your continued support of Goldman Sachs as we continue to invest together in the future of our firm.

David Solomon
Chairman and Chief Executive Officer

Our Purpose and Core Values

We aspire to be the world's most exceptional financial institution, united by our shared values of partnership, client service, integrity and excellence.



| Partnership | Client Service | Integrity | Excellence |

Letter from our Lead Director

March 14, 2025

Dear Shareholders,

As our 2025 Annual Meeting approaches, it is a privilege to write to you in my first letter as your Lead Director. It was an honor to assume the critical responsibilities of Lead Director and Governance Committee Chair in April 2024 upon the retirement of Adebayo Ogunlesi. When I did so, I committed to you that I would diligently uphold the various best practices of independent leadership on our Board, and it is with this in mind that I want to share with you some of the highlights of the work of our Board and Committees over the past year.

Our entire Board is deeply committed to overseeing the success of the firm as we continue to drive long-term success and value creation for you, our shareholders, as well as our broader stakeholders.

Over the past year, I have had the opportunity to engage with many representatives of our shareholder base. Topics that were top of mind for you in these meetings included the macro environment, the dynamic geopolitical landscape, management's execution of the firm's strategy and the firm's 2024 performance. These were all top of mind for the Board as well this past year, and we are pleased with the firm's strong 2024 results.

I also heard directly from you that the firm's talent was of the utmost importance.

2024 Shareholder Value Creation[a]			
+48%	+52%	+9%	+7%
Stock Price	TSR	Quarterly Dividend Growth	BVPS Growth

Shareholder Value Creation Over Last 5 Years[a]			
+149%	+182%	+140%	+54%
Stock Price	TSR	Quarterly Dividend Growth	BVPS Growth

Attracting and retaining the best talent is critical to the firm's success, and, as such, is continually an area of focus for our Board. Goldman Sachs has always been a firm from which peer banks and other companies both inside and outside the financial sector have looked to as a source of talent. Throughout 2024, the Board and the Compensation Committee evaluated the unique competitive threats for talent that Goldman Sachs faces, including from alternative asset management firms, hedge funds and others beyond the traditional banking sector. As the competitive landscape intensified – and we observed demands for our talent at all levels and across both revenue- and non-revenue-generating positions – we focused on the tools available to us to retain our top talent.

One of the most important roles we as independent directors play as stewards of shareholder interests is in executive succession planning. Late last year, we were faced with a key decision with respect to the firm's longer-term succession plan and, more immediately, what management team the Board wanted to drive forward the firm's strategy. This was a topic on which the entire Board – not just the Compensation Committee – engaged heavily, and we announced in January that we had determined to grant five-year retention awards to each of David Solomon and John Waldron.

Key Facts – Retention Awards
 100% stock based
✓ 5-year cliff vesting
✓ Subject to robust retention requirements, stock ownership guidelines and recapture provisions

This was not a decision that the independent directors took lightly.

The retention awards reflect our desire to retain David and John as a leadership team, sustain the strong momentum they have built in executing on our firmwide strategic priorities, help promote stability and continuity in our senior leadership and maintain a strong succession plan for the future of the firm. These awards also reflect David and John's strategic leadership and performance over their tenures as CEO and COO and our confidence in them to further drive the firm forward.

(a) For source and other information, please see *Annex A: Calculation of Non-GAAP Measures and Other Information*.

These grants are intended to complement the performance-based components of our annual compensation program, including annual PSUs and our new executive compensation program – the Long Term Executive Carried Interest Incentive Program (the Carried Interest Program) announced in January.

Consistent with our Compensation Principles, the Carried Interest Program is designed to enhance the firm's ability to attract and retain talent; as a top 5 alternative asset manager, we are uniquely positioned among our banking peers to further align senior leaders' annual compensation structure with a key growth strategy by providing them with the opportunity to earn carried interest.[a] This new program reduces the cash element of our annual variable compensation structure; there is no change to PSUs.



Key Facts – Carried Interest Program

✓ Reduces cash element

✓ No change to equity deferral

✓ Value of carried interest distributions (if any) at risk for life of fund

✓ Spans multiple private investing strategies

✓ Subject to restrictive covenants and recapture provisions

I want to thank our Compensation Committee Chair, Kimberley Harris, for her leadership of the committee over the past year. Kim worked thoughtfully and tirelessly (both inside and outside of the boardroom) and led the Compensation Committee with distinction. Kim – on behalf of all of our independent directors – thank you.

Kim and I have greatly valued the ability to engage with many of you already, and we look forward to engaging with you further as our 2025 Annual Meeting approaches.

As will be of no surprise, 2024 was an active year for our Board and its Committees – with 86 meetings over the course of the year – and significant engagement for me personally and our other Committee Chairs beyond the boardroom (including well over 300 such engagements by the Chairs and myself).

Throughout the year, we engaged with David and John, as well as Denis Coleman and senior leaders across our revenue businesses and our control, finance and operating functions, on the execution of our strategic priorities on firmwide, regional and business levels. We will not lose focus on holding management accountable for continuing to drive the long-term success of the firm. Through our oversight, we seek to underscore the importance of:

✓ Relentless commitment to serving our clients with excellence and further strengthening our leading client franchises.

✓ Perennial focus on our prudent management of capital, liquidity, and financial and non-financial risks.

✓ Ongoing investment to enhance our abilities to operate at scale with resilience and enhanced productivity and to help ensure appropriate risk and control capabilities to support our businesses.

✓ Commitment to our culture and people strategy, including attracting and retaining the best talent, paying-for-performance and developing the next generation of our leaders.

✓ Mindfulness of a dynamic and ever evolving operating environment.

I also want to highlight some changes to our Board over the past year.

Tom Montag seamlessly assumed the role of Chair of our Risk Committee in April 2024, drawing upon his extensive financial services experience and deep risk acumen. In June 2024, the Risk Committee also determined to form a Technology Risk Subcommittee, which we refer to as the TRiS, to enhance our oversight of technology-related risk matters. The TRiS is expertly chaired by Vice Admiral Jan Tighe, with members Kevin Johnson, Peter Oppenheimer and Tom (ex-officio as Chair of the Risk Committee). We are grateful to each of them for taking on this additional responsibility.

We have also welcomed new directors since the last annual meeting, including John Hess this past summer and, most recently, KC McClure and John Waldron.

(a) For source and other information, please see *Annex A: Calculation of Non-GAAP Measures and Other Information*.

John Hess has deep and informed expertise across a broad range of topics, from strategic development and operating a global business to public company leadership and governance experience. His impact has been immediate, since joining the Board as an independent director in June 2024.

KC McClure, who joined us as an independent director in February 2025, has gained exceptional experience in her nearly 37-year tenure at Accenture, including helping to lead their strategic transformation and developing broad and deep expertise in finance and operations of a large, global public company. I know we will all benefit from her insights and experience.

We are also pleased to welcome John Waldron as a member of our Board. John has an important perspective on how we are driving the firm's execution priorities as well as a deep understanding of our firm and industry and we look forward to his contributions in the boardroom in this new capacity.

We will continue to review our Board's composition – including through regular reviews of director skill sets, individual director evaluations, robust re-nomination assessments and board leadership succession planning considerations – to help ensure that we have appropriate membership with broad and diverse viewpoints, skill sets and experiences, strong independent leadership, and sound governance so that we can continue to effectively carry out our responsibilities.

On behalf of the entire Board, I am grateful for your investment and your ongoing support of our firm. We look forward to our continued engagement with you and we will continue to work actively on your behalf in the year to come.

David Viniar
Independent Lead Director

Executive Summary

This summary highlights information from our Proxy Statement for the 2025 Annual Meeting. You should read the entire Proxy Statement carefully before voting. Please refer to our glossary in *Frequently Asked Questions* on page 101 for definitions of some of the terms and acronyms we use.

2025 Annual Meeting Information

Date, Time and Place	8:30 a.m., Dallas time Wednesday, April 23, 2025	Trammell Crow Center 2nd Floor Conference Center 2001 Ross Avenue Dallas, Texas 75201
Record Date	February 24, 2025	
Admission	Photo identification and proof of ownership as of the record date are required to attend our Annual Meeting. Upon arrival, please follow signage in the building lobby for security screening and entry into the meeting.	
Webcast	Our Annual Meeting will also be available through an audio webcast, which will be accessible to the public at **www.gs.com/proxymaterials**.	

For additional information about our Annual Meeting, see *Frequently Asked Questions*.

Matters to be Voted on at our 2025 Annual Meeting

	Board Recommendation
Item 1. Election of Directors	FOR each director
Other Management Proposals	
Item 2. An Advisory Vote to Approve Executive Compensation (Say on Pay)	FOR
Item 3. Approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025)	FOR
Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2025	FOR
Shareholder Proposals	
Item 5. Shareholder Proposal Regarding DEI Goals in Executive Pay Incentives Requests that we revisit diversity and inclusion goals related to executive compensation (National Legal and Policy Center)	AGAINST
Item 6. Shareholder Proposal Regarding Racial Discrimination Audit Requests audit analyzing legal and reputational risks of race-based initiatives (National Center for Public Policy Research)	AGAINST
Item 7. Shareholder Proposal Regarding Disclosure of Energy Supply Financing Ratio Requests annual disclosure of "Energy Supply Financing Ratio" (Comptroller of the City of New York)	AGAINST

Strategy and Performance Highlights

We aspire to be the world's most exceptional financial institution, united by our shared values of partnership, client service, integrity and excellence.

Our Strategic Objectives

Harness *One Goldman Sachs* to Serve Our Clients with Excellence	Run World-Class, Differentiated, Durable Businesses	Invest to Operate at Scale

Our culture is what defines us – it is our identity and is at the heart of our commercial success. We are relentless in our commitment to hire and grow exceptional talent from around the world and to assemble the best teams to serve our clients.

World-Class and Interconnected Franchises Positioned to Deliver Mid-Teens Returns

Global Banking & Markets[a]	Asset & Wealth Management[a]
✓ #1 M&A Advisor	✓ Leading Global Active Asset Manager
✓ #1 Equities Franchise	✓ Top 5 Alternative Asset Manager
✓ Leading FICC Franchise	✓ Premier Ultra-High-Net Worth Franchise

2024 Performance

Net Revenues	Pre-Tax Earnings	EPS
$53.5bn	**$18.4bn**	**$40.54**
(+16% YoY)	(+71% YoY)	(+77% YoY)
ROE	**ROTE[a]**	**Efficiency Ratio**
12.7%	**13.5%**	**63.1%**
(+520 basis points YoY)	(+540 basis points YoY)	(11.5 percentage point improvement YoY)

2024 Shareholder Value Creation[a]

+48%	**+52%**	**+9%**	**+7%**
Stock Price	TSR	Growth in Quarterly Dividend	Growth in BVPS

(a) For source and other information as well as a reconciliation of ROTE, a non-GAAP measure, to the corresponding GAAP measure, please see *Annex A: Calculation of Non-GAAP Measures and Other Information*.

Compensation Highlights *(see Compensation Matters, beginning on page 34)*

Our Compensation Committee's 2024 annual and other compensation decisions for our NEOs are described below. It is important that you review our CD&A and compensation-related tables in this Proxy Statement for a complete understanding of our compensation program and compensation decisions.

Our compensation program reflects our pay-for-performance culture, promotes retention and creates long-term shareholder alignment without undue emphasis on shorter-term results.

2024 Annual Compensation*

The following table shows our Compensation Committee's determinations regarding our NEOs' annual compensation. This table does not include Retention RSUs (as described herein), which were not awarded as part of annual compensation.

Our NEOs	Total Annual Compensation**	Annual Variable Compensation Amount at grant allocated to:		
		Year-End PSUs***	*NEW.* Carried Interest Program****	Cash
David Solomon, Chairman and CEO	39.00	25.90	2.78	8.33
John Waldron, President and COO	38.00	21.69	2.89	11.57
Denis Coleman, CFO	27.00	15.09	2.01	8.05
Kathryn Ruemmler, CLO and General Counsel	22.50	12.60	0.84	7.56
John Rogers, Executive Vice President	16.00	8.70	0.58	5.22

   *Reflects dollar amounts, in millions.
  **Salary plus annual variable compensation consisting of year-end equity-based awards (100% PSUs), the Carried Interest Program (as described herein) and cash bonus.
 ***Equity amount at grant. For more information, see *Compensation Matters—Compensation Discussion and Analysis— Annual Variable Compensation: Equity-Based - PSUs.*
****Compensation allocated to carry points pursuant to the Carried Interest Program. For more information, see *Compensation Matters—Compensation Discussion and Analysis—Annual Variable Compensation: Long Term Executive Carried Interest Incentive Program.*

2024 Annual NEO Compensation Reflects:[a]

✓ Significant shareholder value creation in the year, including a 48% increase in stock price, a 9% increase in the quarterly dividend and 7% book value per share growth as well as a record amount of capital returned to common shareholders in 2024.

✓ Strong firmwide financial performance in 2024 and a significant year-over-year improvement as a result of strategic execution, the strength of our client franchise and an improving operating environment.

✓ Strengthened positioning of our two world-class, interconnected franchises, including strong progress on a number of business-level targets:

» Global Banking & Markets, where we are the premier M&A advisor and a leading global risk intermediary, poised to benefit as capital markets activity increases and well-positioned to support client needs.

» Asset & Wealth Management, where we are a leading global active asset manager, a top 5 alternative asset manager and a premier ultra-high-net worth franchise and continue to see significant growth opportunities across the franchise.

✓ Dedicated commitment to the firm's culture, Core Values and advancing the firm's people strategy.

✓ Relentless focus on client centricity and *One Goldman Sachs* as foundational drivers of delivering long-term value for shareholders.

✓ Ongoing emphasis on the criticality of investing in and maintaining a strong risk management and control environment to support our business activities.

✓ Ongoing competitive threat for the firm's talent at all levels, from both traditional banking peers as well as alternative asset managers and other non-bank liquidity providers.

(a) For source and other information, please see *Annex A: Calculation of Non-GAAP Measures and Other Information.*

Key Facts About the Retention RSUs

As previously announced, Retention RSUs reflect the Board's desire to retain the current CEO and COO as a senior leadership team and maintain a strong succession plan for the future of the firm. Retention RSUs are not part of annual compensation.

Key Objectives

✓ **Promote retention and stability in senior leadership**

✓ **Sustain momentum** in strong execution of firmwide strategic priorities

✓ **Recognize strong performance** and strategic leadership over CEO/COO tenures

✓ **Further enhance alignment** with long-term shareholder value creation (100% stock-based)

Key Features

$80 million of RSUs (Retention RSUs) granted to each of David Solomon and John Waldron

5-year cliff vesting

Underlying shares are subject to robust retention requirements and stock ownership guidelines

Key Facts About the Carried Interest Program

It is critical for Goldman Sachs to remain competitive by ensuring that longer-term compensation opportunities remain aspirational for our senior talent in the context of an increasingly diverse competitive landscape.

As previously announced, in January 2025, the independent directors of the Board, as recommended by our independent Compensation Committee, approved the adoption of the Long Term Executive Carried Interest Incentive Program (the Carried Interest Program or CIP) and allocated carried interest points (carry points) thereunder to each of our NEOs and certain other senior leaders.

Key Objectives

✓ Foster additional **alignment to strategic growth area**

✓ **Attract and retain talent**, taking into account unique competitive threats, including from alterative asset managers and others beyond traditional banking sector

✓ Introduce Carried Interest Program while **maintaining equity-based element** of annual variable compensation

✓ Utilize our **differentiated positioning** among our banking peers to be able to provide the Carried Interest Program

Key Features

Value of carried interest distributions (if any) is **at risk** for the life of the fund; recipients will not realize distributions unless **specified performance returns** are achieved

Underlying fund performance that generates carried interest for the Carried Interest Program also **supports top line results** for our shareholders

Portion of annual variable compensation paid in the form of **PSUs**, which are tied to ongoing firmwide performance metrics, **remains unchanged. Cash element of compensation reduced**

Carry points represent interest in a **basket of underlying GS alternatives funds**; recipients will not choose which funds are included

2025 Stock Incentive Plan Highlights

Key Facts About the 2025 SIP

4-year extension of our equity plan	**No new shares** being requested	**No change** to Director Compensation Program	**Broad-based** equity compensation plan used for all equity grants

- **The Goldman Sachs Amended and Restated Stock Incentive Plan (2025) (2025 SIP) is materially unchanged from our expiring 2021 SIP. Key elements reflected in the 2025 SIP include:**

  » Four-year term

  » No new shares requested

  » No change to our fixed Director Compensation Program limits

  » Administrative enhancements to modernize and harmonize program terms across equity documentation

- **Equity-based awards play a fundamental role in aligning compensation for all of our people with our shareholders' interests and regulatory requirements.** Without a shareholder-approved equity plan, we would be reliant on cash-settled awards as our primary method of incentive-based compensation.

  » We believe that equity-based compensation provides our people with long-term exposure to the firm's performance, aligning recipients' interests with those of our shareholders and discouraging imprudent risk-taking.

  » Our regulators across the globe expect that a substantial portion of variable compensation awarded to executives and certain other employees will be equity-based.

- **The 2025 SIP continues to include best practice design features, which protect shareholder interests and reflect our Compensation Principles.**

  ✓ **Director Compensation Program limits**, which cannot be amended without shareholder approval

  ✓ **No hedging or pledging** of equity-based awards

  ✓ **No repricing or below-market grants** of stock options and stock appreciation rights (SARs)

  ✓ **50%** Change in Control and merger consummation thresholds

  ✓ **No "evergreen" provision** (i.e., no automatic increase in the number of shares available under the plan)

  ✓ **Double-trigger** Change in Control provision (i.e., no acceleration of vesting, delivery or transferability based on a Change in Control alone)

Corporate Governance Highlights

Key Facts About our Board

We strive to maintain a well-rounded Board that balances financial industry expertise with independence and the institutional knowledge of longer-tenured directors coupled with the fresh perspectives brought by newer directors. Our directors bring to our Board a diversity of viewpoints, backgrounds, skills, experiences and expertise developed across a broad range of industries, both in established and growth markets and in each of the public, private and not-for-profit sectors.

Key Board Statistics			
	Director Nominees	**Independence of Nominees**	**2024 Meetings**
Board	14	12 of 14	28[a]
Audit	5	All	16
Compensation	6	All	11
Governance	12	All	9
Public Responsibilities	4	All	6
Risk	7	All	13
NEW. Technology Risk Subcommittee[b]	3	All	3

(a) Includes meetings of special Board committees formed from time to time.

(b) Known as TRiS, the subcommittee was formed by the Risk Committee in June 2024.

Frequent Engagement Throughout 2024

86	19	Over 300
Total Board and Committee Meetings	Director Sessions Without Management Present	Engagements by 2024 Lead Director and Committee Chairs Outside of Formal Board Meetings

Board Composition Summary

~43%	~6.3 Years	~65	~43%	~7%
New Nominees in the Last 5 Years	Median Tenure	Median Age	Nominees who are Diverse by Race, Gender or Sexual Orientation	Nominees who are Non-U.S. or Dual Citizens

Director Nominees

Name/Age	Director Since	Qualifications/Key Experience	EEO-1 Data[a]
David Solomon, 63 Chairman & CEO	October 2018	■ Experienced leader across the range of our businesses ■ Deep business, operational and industry expertise ■ A primary face of our firm	White (M)
David Viniar, 69* Independent Lead Director Chair, Governance	January 2013	■ Strong financial industry leader ■ Deep financial acumen and risk and regulatory expertise ■ Leadership and governance experience	White (M)
Michele Burns, 67*	October 2011	■ Broad public company governance experience ■ Human capital management and strategic consulting experience ■ Expertise in accounting and the review and preparation of financial statements	White (F)
Mark Flaherty, 65*	December 2014	■ Leadership experience in investment management industry ■ Informed perspective on institutional investors' approach to company performance and corporate governance ■ Risk expertise	White (M)
Kimberley Harris, 54* Chair, Compensation	May 2021	■ Cross-disciplinary legal experience ■ Government and regulatory affairs expertise ■ Informed perspective on public policy and reputational risk management	Multiracial: Black, White (F)
John Hess, 70*	June 2024	■ Strong leader with strategic development expertise ■ Deep business, operations and global expertise ■ Leadership and governance experience	White (M)
Kevin Johnson, 64*	October 2022	■ Technology and consumer leader with multi-disciplinary background ■ International business and growth markets experience ■ Leadership and governance expertise	White (M)
Ellen Kullman, 69* Chair, Public Responsibilities	December 2016	■ Key leadership and strategic experience, with engineering background ■ Corporate governance and compensation expertise ■ Focus on reputational risk and sustainability/governance-related matters	White (F)
KC McClure, 60*	February 2025	■ Leadership, finance and operations experience ■ Background in strategic planning and execution ■ Expertise in financial management and the review and preparation of financial statements	White (F)
Lakshmi Mittal, 74*	June 2008	■ Leadership, business development and operations experience ■ International business and growth markets expertise ■ Corporate governance and international governance perspective	Asian (M)
Thomas Montag, 68* Chair, Risk	July 2023	■ Financial services industry expertise ■ Deep and informed risk management acumen ■ Leadership and sustainability experience	White (M)
Peter Oppenheimer, 62* Chair, Audit	March 2014	■ Capital and risk management expertise ■ Experienced in financial management and the review and preparation of financial statements ■ Seasoned perspective on oversight of technology and technology risks	White (M)
Jan Tighe, 62* Chair, TRiS	December 2018	■ Expert in technology risk, including cybersecurity ■ Strategic planning and operations expertise ■ Leadership and governance experience	White (F)
John Waldron, 56	February 2025	■ Broad experience across our firm with deep industry knowledge ■ Day-to-day operations expertise ■ Risk management oversight and cultural champion	White (M)

* Independent

(a) Equal Employment Opportunity (EEO-1) categories, as self-identified.

Corporate Governance

Corporate Governance Best Practices

- **Independent Lead Director** appointed by independent directors with expansive duties, including **setting Board agendas**

- Regular **executive sessions** of independent directors

- **CEO evaluation process** conducted by our Lead Director with our Governance Committee

- Independent director focus on **executive succession planning**

- Comprehensive process for **Board refreshment**, including a focus on **succession for Board leadership positions**

- **Annual Board and Committee evaluations**, which incorporate feedback on **individual director performance**

- Candid, **one-on-one discussions** between our Lead Director and each director supplementing formal evaluations

- **Active, year-round engagement process** with our shareholders and other key stakeholders

- Board and Committee oversight of **sustainability** and other ESG–related matters

- Directors may **contact any employee** of our firm directly, and our Board and its Committees may **engage independent advisors** at their sole discretion

- **Formal "overboarding" limit on the number of public company board memberships** for our directors (a maximum of four public company directorships, including Goldman Sachs)

- **Annual elections** of all directors (i.e., no staggered board)

- Proactively adopted **proxy access right** for shareholders; shareholders may also **recommend director candidates** for consideration by our Governance Committee

- **Majority voting with resignation bylaw** for directors in uncontested elections

- Shareholders holding at least 25% of our outstanding shares of Common Stock can **call a special meeting** of shareholders

- **No supermajority vote requirements** in our charter or By-Laws

- **Executive share retention and ownership requirements** (as applicable), which require significant long-term share holdings by our NEOs

- **Director share ownership requirement** of 5,000 shares or RSUs, with a transition period for new directors

- All RSUs granted as director compensation must be **held for a director's entire tenure** on our Board. Directors are not permitted to hedge or pledge these RSUs

Board Effectiveness	
Working Dynamics	**Board Composition**
- Candid discussions - Open access to management & information - Focus on long-term value, reputation & risk management	- Broad range of skills - Independence - Diversity of viewpoints, skills & experiences - Regular refreshment & succession planning
Board Structure	**Governance Practices**
- Strong Lead Director role - 5 standing Committees & 1 standing Subcommittee - All independent directors on Governance Committee	- Candid self-evaluations - Oversight of CEO/ management performance with Assessment Framework - Executive succession planning

Active Engagement	
Year-Round Engagement	**2024 Firm & Board Engagement**
- Broad range of stakeholders - Proactive outreach - Responsive to areas of focus - Includes Lead Director & other directors as appropriate	- IR meetings with >45% Common Stock - Lead Director and/or Compensation Committee Chair meetings with >30% Common Stock
Range of Topics	**Feedback Provided**
- Corporate governance - Firm performance - Strategic priorities/goals - Risk management - Talent & culture - Sustainability	- Stakeholder feedback informs Board/Committee discussions and decisions


Proposal Snapshot—Item 1. Election of Directors

What is being voted on: Election of 14 director nominees to our Board.

Board recommendation: After a review of the individual qualifications and experience of each of our director nominees and their contributions to our Board (as applicable), our Board determined unanimously to recommend that shareholders vote FOR all of our director nominees.

Item 1. Election of Directors

Our Directors

Board Updates

New Directors

Our Board was pleased to welcome two new independent directors:

- **John Hess** joined our Board as well as our Compensation, Risk and Governance Committees on June 24, 2024. Mr. Hess, who brings extensive experience across a breadth of topics, from strategic development and operating a global business to public company leadership and governance experience, was recommended to our Governance Committee by our former Lead Director and our director search firm.

- **KC McClure** joined our Board on February 26, 2025, and will join our Audit, Risk and Governance Committees on April 1, following her retirement from Accenture. Ms. McClure, who was recommended to our Lead Director and our Governance Committee by our director search firm, brings to the Board her informed perspective garnered from her nearly 37-year tenure at Accenture, including helping to lead their strategic transformation and developing broad and deep expertise in finance and operations of a large, global public company.

Our Board also welcomed **John Waldron** as a member of our Board on February 26, 2025. The appointment of Mr. Waldron, who was known to our Governance Committee as our COO, draws upon Mr. Waldron's deep understanding of the firm, our industry and our businesses as well as how we are driving the firm's execution priorities.

Changes in Board Leadership

As previously announced, effective April 24, 2024, **David Viniar** assumed the role of Lead Director and Chair of our Governance Committee and **Thomas Montag** assumed the role of Chair of our Risk Committee. Each of Messrs. Viniar and Montag are able to draw upon their extensive industry experience and deep risk acumen and have been highly engaged in carrying out their leadership roles.

New Technology Risk Subcommittee

In June 2024, as a result of our ongoing review of our Board's structure and governance, our Risk Committee formed a Technology Risk Subcommittee (TRiS) to assist in its oversight of technology-related risk matters. Vice Admiral **Jan Tighe** serves as Chair of the TRiS, with members **Kevin Johnson, Peter Oppenheimer** and **Thomas Montag** (ex-officio as Chair of the Risk Committee).

<table>
<tr>
<td valign="top">

5 new independent director nominees in last 5 years
- KC McClure
- John Hess
- Thomas Montag
- Kevin Johnson
- Kimberley Harris

</td>
<td valign="top">

Refreshed Board Leadership
- David Viniar as Lead Director and Governance Chair
- Kimberley Harris as Compensation Chair
- Thomas Montag as Risk Chair
- Jan Tighe as TRiS Chair

</td>
<td valign="top">

Director Tenure
- Average tenure: ~6.6 years
- Median tenure: ~6.3 years
- Tenure range: <1 year to 15+ years
- A balanced tenure provides for the institutional knowledge of our longer-tenured directors as well as the fresh perspectives brought by our newer directors

</td>
</tr>
</table>

Board of Directors' Qualifications and Experience

Our director nominees have a diversity of experiences and bring to our Board a wide variety of skills, qualifications and viewpoints that strengthen their ability to carry out their oversight role on behalf of shareholders.

Core Qualifications and Experiences: All Directors	
Integrity & business judgment	Demonstrated management & leadership ability
Strategic thinking	Leadership & expertise in their respective fields
Risk management (financial & nonfinancial risks)	Extensive experience across public, private or not-for-profit sectors
Financial literacy	Reputational focus

Diversity of Skills and Experiences							
Public company/ corporate governance	7 directors	Complex/regulated industries	All directors	Financial services industry	5 directors	Human capital management	8 directors
Technology/ cyber threat/ information security	6 directors	Sustainability	8 directors	International experience/ established & growth markets	13 directors	Audit/tax/ accounting/ preparation of financial statements	4 directors

Further to those skills and experiences highlighted above, our director nominees possess a broad range of additional skills and experiences, including with respect to compliance, financial products, operations and large organization oversight, capital adequacy and deployment, design and evaluation of executive and firmwide compensation programs, succession planning, public policy, government and regulatory affairs, philanthropy (including involvement with educational, charitable and/or community organizations) and the military.

Our Governance Committee also considers a number of demographics and other factors in seeking to develop a board that, as a whole, reflects diverse viewpoints, backgrounds, skills, experiences and expertise.

Our Nominees[a]

5	1	1	1	1
Women	Black	Indian Descent	Career Military Service	Non-U.S. or Dual Citizen

(a) As self-identified and, where applicable, EEO-1 categories.

Comprehensive Re-Nomination Process

> **Critically evaluating individual directors and their contributions to our Board is integral to annual re-nomination decisions.**

In considering whether to recommend re-nomination of a director for election at our Annual Meeting, our Governance Committee conducts a detailed review, considering factors such as:

- The extent to which the director's **judgment, skills, qualifications and experience** continue to contribute to the success of our Board and our firm;

- **Feedback from the annual Board evaluation and related individual discussions** between each director and our Lead Director;

- **Attendance** and **participation** at, and **preparation** for, Board and Committee meetings;

- **Independence**;

- The extent to which the director contributes to our Board's **diverse viewpoints, backgrounds, skills, experiences and expertise**;

- **Shareholder feedback**, including the **support received at our 2024 Annual Meeting of Shareholders**; and

- **Outside board and other affiliations**, including overboarding considerations, time commitments and any actual or perceived conflicts of interest.

Each of our director nominees has been unanimously recommended for election by our Governance Committee and approved and nominated for election by our Board.

If elected by our shareholders, our director nominees, each of whom is currently a member of our Board, will serve for a one-year term expiring at our 2026 Annual Meeting of Shareholders. Each director will hold office until their successor has been elected and qualified, or until the director's earlier resignation or removal.

All of our directors must be elected by a majority vote of our shareholders. Pursuant to our By-Laws:

- A director who fails to receive a majority of FOR votes will be required to tender their resignation to our Board.

- Our Governance Committee will then assess whether there is a significant reason for the director to remain on our Board and will make a recommendation to our Board regarding the resignation.

For detailed information on the vote required for the election of directors and the choices available for casting your vote, please see *Frequently Asked Questions*.

Biographical information about our director nominees follows. This information is current as of March 1, 2025 and has been confirmed by each of our director nominees for inclusion in our Proxy Statement. There are no family relationships among any of our director nominees and executive officers.

OUR DIRECTORS



David Solomon, 63
Chairman and CEO

Director Since: October 2018

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Experienced leader across the range of our businesses:** With over 25 years of leadership experience at our firm, he develops the firm's strategy, embodies our Core Values and leverages firm-specific and industry knowledge to lead the firm and its people, including helping to protect and continually reinvest in our firm's culture
- **Deep business, operational and industry expertise:** Leverages deep familiarity with all aspects of the firm's businesses, including from his experience as President and COO, to develop, articulate and lead the execution of the firm's strategic vision, assess attendant risks and guide the firm's growth, in each case providing his insights to our Board and keeping directors apprised of significant developments in our business and industry
- **Actively engaged as a primary face of our firm:** Committed to engaging with our clients and other external stakeholders, he draws upon his extensive interaction with our clients, investors and other stakeholders to communicate feedback and offer insight and perspective to our Board

Career Highlights

- Goldman Sachs
  - » Chairman (January 2019 – Present) and Chief Executive Officer (October 2018 – Present)
  - » President and Chief or Co-Chief Operating Officer (January 2017 – September 2018)
  - » Co-Head of the Investment Banking Division (July 2006 – December 2016)
  - » Various positions of increasing seniority, including Global Head of the Financing Group (September 1999 – July 2006)

Other Professional Experience and Community Involvement

- Chair, Board of Trustees, Hamilton College
- Member, Board of Directors, Robin Hood Foundation
- Member, Executive Committee, Partnership for New York City
- Member, Board of Trustees, NewYork-Presbyterian Hospital
- Member, Board of Trustees, Paley Center for Media

Education

- Graduate of Hamilton College



David Viniar, 69
Independent Lead Director

Director Since: January 2013

GS Committees

- Governance (Chair)
- Ex-officio member:
  - » Audit
  - » Compensation
  - » Public Responsibilities
  - » Risk

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): Block, Inc. (formerly Square, Inc.)

Key Experience and Qualifications

- **Strong financial industry leader:** Over 10 years of service on our Board, including as Chair of the Risk Committee, as well as service as the former lead independent director and chair of the audit and risk committee of Block, Inc. (formerly Square, a global technology company)
- **Deep financial acumen and risk and regulatory expertise:** Able to provide insights about our firm's risks to our Board and Committees and, where necessary, to challenge management with respect thereto
- **Leadership and governance:** Well-respected industry leader with experience with stakeholder engagement as well as experience serving as lead director of Block

Career Highlights

- Goldman Sachs
  - » Executive Vice President and Chief Financial Officer (May 1999 – January 2013)
  - » Head of Operations, Technology, Finance and Services Division (December 2002 – January 2013)
  - » Head of the Finance Division and Co-Head of Credit Risk Management and Advisory and Firmwide Risk (December 2001 – December 2002)
  - » Co-Head of Operations, Finance and Resources (March 1999 – December 2001)

Other Professional Experience and Community Involvement

- Co-Vice Chairman, Board of Directors, Garden of Dreams Foundation
- Former Trustee, Union College

Education

- Graduate of Union College and Harvard Business School



Michele Burns, 67
Independent

Director Since: October 2011

GS Committees

- Compensation
- Governance
- Public Responsibilities

Other U.S.-Listed Company Directorships

- Current: Anheuser-Busch InBev; Etsy, Inc.
- Former (Past 5 Years): Cisco Systems, Inc.

Subsidiary Boards

- Goldman Sachs International

Key Experience and Qualifications

- **Broad public company governance experience:** Leverages current and former service on the boards of directors and board committees of other public companies as well as not-for-profit entities
- **Human capital management and strategic consulting:** Background gained as former CEO of Mercer LLC
- **Accounting and the review and preparation of financial statements:** Garnered expertise as former CFO of several global public companies

Career Highlights

- Chief Executive Officer, Retirement Policy Center, sponsored by Marsh & McLennan Companies, Inc. (MMC), a center focused on retirement public policy issues (October 2011 – February 2014)
- Chairman and Chief Executive Officer, Mercer LLC, a subsidiary of MMC and a global leader in human resource consulting, outsourcing and investment services (September 2006 – October 2011)
- Chief Financial Officer, MMC, a global professional services and consulting firm (March 2006 – September 2006)
- Chief Financial Officer, Chief Restructuring Officer and Executive Vice President, Mirant Corporation, an energy company (May 2004 – January 2006)
- Executive Vice President and Chief Financial Officer, Delta Air Lines, Inc., an air carrier (including various other positions, January 1999 – April 2004)
- Senior Partner and Leader, Southern Regional Federal Tax Practice, Arthur Andersen LLP, an accounting firm (including various other positions, 1981 – 1999)

Other Professional Experience and Community Involvement

- Advisory Council Member, former Center Fellow and Strategic Advisor, Stanford University Center on Longevity
- Former Board Member and Treasurer, Elton John AIDS Foundation

Education

- Graduate of University of Georgia (including for Masters)



Mark Flaherty, 65
Independent

Director Since: December 2014

GS Committees

- Audit
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Leadership in investment management industry:** Leverages over 20 years of experience in the investment management industry, including at Wellington Management Company
- **Perspective on institutional investors' approach to company performance and corporate governance:** Experience developed through his tenure at Wellington and Standish, Ayer and Wood
- **Risk expertise:** Draws upon years of experience in the financial industry to provide informed perspective to our Board and Committees

Career Highlights

- Wellington Management Company, an investment management company
  - » Vice Chairman (2011 – 2012)
  - » Director of Global Investment Services (2002 – 2012)
  - » Partner, Senior Vice President (2001 – 2012)
- Standish, Ayer and Wood, an investment management company
  - » Executive Committee Member (1997 – 1999)
  - » Partner (1994 – 1999)
  - » Director, Global Equity Trading (1991 – 1999)
- Director, Global Equity Trading, Aetna, a diversified healthcare benefit company (1987 – 1991)

Other Professional Experience and Community Involvement

- Former Member, Board of Trustees, Providence College

Education

- Graduate of Providence College



Kimberley Harris, 54

Independent

Director Since: May 2021

GS Committees

- Compensation (Chair)
- Governance
- Public Responsibilities

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Cross-disciplinary legal experience:** A leader in the legal field with a differentiated perspective and judgment garnered from working at a global law firm, the U.S. Department of Justice, the White House and as Executive Vice President of Comcast Corporation and General Counsel at NBCUniversal, where she is responsible for providing legal advice to senior management and overseeing legal function across all NBCUniversal divisions
- **Government and regulatory affairs:** Experience managing complex governmental and regulatory matters, including in the White House Counsel's office, as well as overseeing global government affairs for NBC Universal and international government and regulatory affairs for Comcast, supporting the company's businesses worldwide
- **Public policy and reputational risk management:** Experience both in the public and private sectors advising senior leaders on complex issues of public policy and reputational sensitivity

Career Highlights

- Comcast Corporation, a global media and technology company
  - » Executive Vice President, Comcast Corporation (2019 – Present)
  - » General Counsel, NBCUniversal (2013 – Present)
- Davis Polk & Wardwell LLP, a global law firm
  - » Partner (2012 – 2013, 2007 – 2009); Counsel (2006 – 2007); Associate (1997 – 2006)
- United States Government
  - » White House Counsel's Office, Principal Deputy Counsel and Deputy Assistant to the President (2011 – 2012); Associate Counsel and Special Assistant to the President (2010)
  - » U.S. Department of Justice, Criminal Division, Senior Counsel to the Assistant Attorney General (2009 – 2010)

Other Professional Experience and Community Involvement

- President, Board of Directors, Advocates for Children of New York City
- Co-Chair, Board of Directors, Brennan Center for Justice at New York University School of Law
- Member, Advisory Board, Yale Law School Center for the Study of Corporate Law
- Member, Board of Trustees, Mount Sinai Health System

Education

- Graduate of Harvard College and Yale Law School



John Hess, 70

Independent

Director Since: June 2024

GS Committees

- Compensation
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: Hess Corporation*; Hess Midstream LP*
- Former (Past 5 Years): KKR & Co., Inc.

Key Experience and Qualifications

- **Strategy development:** As the long-tenured CEO of Hess Corporation, led the development and execution of Hess' strategic transformation
- **Deep business, operations and global expertise:** Experience in driving growth across global markets
- **Leadership and governance:** Draws on many years as a public company Chairman and CEO at Hess, as well as his current and prior tenure as a public company independent director, including previous service at KKR and Dow Chemical Company

Career Highlights

- Hess Corporation, a global energy company
  - » Chief Executive Officer (1995 – Present)*
  - » Chairman (1995 – 2013)
  - » Various positions of increasing seniority (1978 – 1995)
- Hess Midstream LP, an owner, operator, developer and acquirer of midstream assets
  - » Chief Executive Officer (2014 – Present)*

Other Professional Experience and Community Involvement

- Member, Board of Trustees, The Center for Strategic and International Studies
- Member, The Council on Foreign Relations
- Member, Board of Directors, Lincoln Center for Performing Arts
- Member, Board of Dean's Advisors, Harvard Business School
- Member, Board of Trustees, Mount Sinai Hospital
- Member, The Business Council
- Chairman, Board of Directors, American Petroleum Institute

Education

- Graduate of Harvard College and Harvard Business School

---

* Following completion of the announced acquisition of Hess Corporation, Mr. Hess will retire from all current roles at Hess Corporation and Hess Midstream.



Kevin Johnson, 64
Independent

Director Since:
October 2022

GS Committees
- Compensation
- Governance
- Risk & TRiS

Other U.S.-Listed Company Directorships
- Current: None
- Former (Past 5 Years): Starbucks Corporation

Subsidiary Boards
- Goldman Sachs Bank USA

Key Experience and Qualifications

- **Technology and consumer leader with multidisciplinary background:** Experience as an independent director and then President, COO and CEO of Starbucks, where he led a global consumer brand and leveraged his deep technological expertise from over 32 years in the tech industry, including senior leadership roles at both Microsoft and Juniper Networks
- **International business and growth markets:** Experience in driving growth across global markets, including in China
- **Leadership and governance expertise:** Draws upon years of past service as a public company CEO and public company director, including with respect to stakeholder governance and building, managing, transforming and sustaining a highly visible and global brand

Career Highlights

- Starbucks Corporation, a global roaster, marketer and retailer of specialty coffee
  - » Partner and Special Consultant (April 2022 – September 2022)
  - » President and Chief Executive Officer (April 2017 – April 2022)
  - » President and Chief Operating Officer (March 2015 – April 2017)
  - » Independent Director (2009 – March 2015)
- Chief Executive Officer, Juniper Networks, Inc., a global company that designs, develops and sells products and services for high-performance networks (September 2008 – January 2014)
- Microsoft Corporation, a global technology company
  - » President, Platforms and Services (2005 – September 2008)
  - » Group Vice President, Worldwide Sales, Marketing and Services (2003 – 2005)
  - » Various positions of increasing seniority, including Senior Vice President, Sales, Marketing and Services (September 1992 – 2003)

Other Professional Experience and Community Involvement

- Member, Board of Directors, Eisenhower Health
- Served Presidents George W. Bush and Barack Obama on the National Security Telecommunications Advisory Committee and chaired the Cybersecurity Taskforce

Education

- Graduate of New Mexico State University



Ellen Kullman, 69
Independent

Director Since: December 2016

GS Committees
- Compensation
- Governance
- Public Responsibilities (Chair)

Other U.S.-Listed Company Directorships
- Current: Amgen Inc.; Dell Technologies Inc.
- Former (Past 5 Years): United Technologies Corporation

Key Experience and Qualifications

- **Engineering background, with key leadership and strategic experience:** In her role as Chair and CEO of DuPont, a highly regulated science and technology-based company with global operations, she led the company through a period of strategic transformation and growth. As CEO of Carbon, she led the company through its global expansion and navigated the COVID-19 pandemic
- **Corporate governance and compensation expertise:** Leverages service on the boards of directors and board committees (including in leadership roles) of other public companies and not-for-profit entities
- **Focus on reputational risk and sustainability and governance-related matters:** Draws upon experiences gained from DuPont and other board roles, including in connection with her role as Chair of our Public Responsibilities Committee

Career Highlights

- Carbon 3D, Inc., a digital manufacturing platform
  - » Chair (June 2022 – Present)
  - » President and CEO (November 2019 – June 2022)
- E.I. du Pont de Nemours and Company, a provider of basic materials and innovative products and services for diverse industries
  - » Chairman and Chief Executive Officer (2009 – 2015)
  - » President (October 2008 – December 2008)
  - » Executive Vice President, DuPont Coatings and Color Technologies, DuPont Electronic and Communication Technologies, DuPont Performance Materials, DuPont Safety and Protection, Marketing and Sales, Pharmaceuticals, Risk Management and Safety and Sustainability (2006 – 2008)
  - » Various positions, including Group Vice President, DuPont Safety and Protection (1988 – 2006)

Other Professional Experience and Community Involvement

- Member, Board of Advisors, Tufts University School of Engineering
- Member, Board of Trustees, Northwestern University
- Member, National Academy of Engineering
- Graduate Member, The Business Council
- Co-Chair, Paradigm for Parity

Education

- Graduate of Tufts University and Kellogg School of Management, Northwestern University



KC McClure, 60

Independent

Director Since: February 2025

GS Committees*

- Audit
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: None
- Former: None

* Effective April 1, 2025

Key Experience and Qualifications

- **Finance and Operations:** Significant experience overseeing finance operations at Accenture, including as CFO overseeing controllers, treasury, tax, investor relations, and strategic planning and analysis, among other functions
- **Strategic Planning & Execution:** Partnered closely with Accenture CEO throughout Accenture's strategic transformation and reorganization over the past five years
- **Financial management and the review and preparation of financial statements:** As CFO of Accenture, oversaw financial reporting and analysis, following decades of experience in financial and accounting roles

Career Highlights

- Accenture plc, a global professional services firm
  - » Senior Finance Advisor (December 2024 – March 2025)
  - » Chief Financial Officer (January 2019 – November 2024)
  - » Managing Director, Finance Operations (June 2018 – January 2019)
  - » Finance Director – Communications, Media & Technology Group (December 2016 – May 2018)
  - » Head of Investor Relations (September 2010 – November 2016)
  - » Finance Director – Health & Public Service (March 2002 – August 2010)
  - » Various positions of increasing seniority (1988 – 2002)

Other Professional Experience and Community Involvement

- Member, Board of Visitors, Penn State Smeal College of Business

Education

- Graduate of Pennsylvania State University – Smeal College of Business



Lakshmi Mittal, 74

Independent

Director Since: June 2008

GS Committees

- Compensation
- Governance
- Public Responsibilities

Other U.S.-Listed Company Directorships

- Current: ArcelorMittal S.A.
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Leadership, business development and operations:** Founder of Mittal Steel Company and Executive Chairman and former CEO of ArcelorMittal, the world's leading integrated steel and mining company and a leader in its focus on sustainability efforts
- **International business and growth markets:** Leadership of a company with a presence in 60 countries and an industrial footprint in 15 countries provides global business expertise and perspective on public responsibilities
- **Corporate governance and international governance:** Current and prior service on the boards of directors of other international public companies and not-for-profit entities

Career Highlights

- ArcelorMittal S.A., a steel and mining company
  - » Executive Chairman (February 2021 – Present)
  - » Chairman and Chief Executive Officer (May 2008 – February 2021)
  - » President and Chief Executive Officer (November 2006 – May 2008)
- Chief Executive Officer, Mittal Steel Company N.V. (1976 – November 2006)

Other Professional Experience and Community Involvement

- Member, Board of Trustees, Cleveland Clinic
- Member, Governing Board, Indian School of Business
- Member, Executive Committee, World Steel Association
- Chairman, Governing Council, LNM Institute of Information Technology
- Member, Global Advisory Council, Harvard University

Education

- Graduate of St. Xavier's College in India



Thomas Montag, 68

Independent

Director Since: July 2023

GS Committees

- Audit
- Governance
- Risk (Chair) & TRiS (ex-officio)

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): None

Key Experience and Qualifications

- **Financial services industry expertise:** Over 35 years of experience in the financial services industry, including most recently as COO and President of Global Banking and Markets at Bank of America, his previous tenure at the firm and his prior role on the board of BlackRock, Inc.
- **Risk management acumen:** Deep and informed perspective regarding the complex financial and nonfinancial risks global financial institutions face, including market, credit and operational risks
- **Leadership and sustainability:** Experience gained as an executive and director of both private and public companies. As CEO and director of Rubicon Carbon and as the former co-chair of the Sustainable Markets Committee at Bank of America, he provides additional perspective on climate risk

Career Highlights

- Rubicon Carbon, LLC, a market-based products and solutions platform in the carbon market
    - » Chief Executive Officer (October 2022 – Present) and Director (December 2022 – Present)
- Bank of America Corporation, a financial services company
    - » Chief Operating Officer (August 2014 – December 2021)
    - » Co-Chief Operating Officer (September 2011 – August 2014)
    - » President, Global Banking and Markets (September 2009 – December 2021)
    - » Head of Markets (January 2009 – September 2009)
    - » Executive Vice President, Head of Global Sales & Trading, Merrill Lynch (August 2008 – December 2008)
- Goldman Sachs
    - » Global Securities Division leadership and member of the Management Committee, including as Co-COO of FICC and then Co-Head, Securities Division (April 2002 – December 2007)
    - » Head, Equities Asia (September 2002 – December 2006)
    - » Head, FICC Asia and Co-President, Goldman Sachs Japan (1999 – December 2006)
    - » Various positions of increasing seniority, including in London as head of Global Derivatives (1985 – 1999)

Other Professional Experience and Community Involvement

- Member, Board of Trustees, New York University Langone Medical Center
- Member, Board of Trustees, Northwestern University
- Member, Board of Directors, Hispanic Federation
- Member, Board of Directors, The Japan Society
- Member, Board of Directors, Deschutes Land Trust

Education

- Graduate of Stanford University and the Kellogg School of Management, Northwestern University

---



Peter Oppenheimer, 62

Independent

Director Since: March 2014

GS Committees

- Audit (Chair)
- Governance
- Risk & TRiS

Other U.S.-Listed Company Directorships

- Current: Constellation Energy Corp
- Former (Past 5 Years): None

Subsidiary Boards

- Goldman Sachs Bank USA (Chair)

Key Experience and Qualifications

- **Capital and risk management:** Garnered experience as CFO and Controller at Apple and Divisional CFO at Automatic Data Processing, Inc.
- **Financial management and the review and preparation of financial statements:** Over 20 years as a CFO or Controller provides valuable experience and perspective as Audit Committee Chair
- **Oversight of technology and technology risks:** Leverages prior experience in overseeing information systems at Apple

Career Highlights

- Apple, Inc., a designer and manufacturer of electronic devices and related software and services
    - » Senior Vice President (retired September 2014)
    - » Senior Vice President and Chief Financial Officer (June 2004 – June 2014)
    - » Senior Vice President and Corporate Controller (2002 – June 2004)
    - » Vice President and Corporate Controller (2000 – 2002)
    - » Vice President, Finance and Controller, Worldwide Sales (1997 – 2000)
    - » Senior Director, Finance and Controller, Americas (1996 – 1997)
- Divisional Chief Financial Officer, Finance, MIS, Administration and Equipment Leasing Portfolio at Automatic Data Processing, Inc., a leading provider of human capital management and integrated computing solutions (1992 – 1996)
- Consultant, Information Technology Practice at Coopers & Lybrand, LLP (1988 – 1992)

Education

- Graduate of California Polytechnic State University and the Leavey School of Business, University of Santa Clara



Jan Tighe, 62

Independent

Director Since: December 2018

GS Committees

- Audit
- Governance
- Risk & TRiS (Chair)

Other U.S.-Listed Company Directorships

- Current: General Motors Company; Huntsman Corporation
- Former (Past 5 Years): The Progressive Corporation; IronNet, Inc.

Subsidiary Boards

- Goldman Sachs Bank USA

Key Experience and Qualifications

- **Technology risk expertise:** More than 20 years of senior executive experience in cybersecurity and information technology that provides perspective to aid in oversight of the firm's deployment of technology and management of technology risk
- **Strategic planning and operations:** Experience in strategic planning, risk assessment and execution of naval strategies across a variety of positions, including as a Fleet Commander and a university president
- **Leadership and governance:** Retired Vice Admiral who served in numerous leadership roles in the U.S. Navy and with the National Security Agency, who served on the U.S. Navy's Corporate Board and who serves on the boards of directors and board committees of other public companies and not-for-profit entities

Career Highlights

- United States Navy, Vice Admiral and various positions of increasing authority and responsibility (1980 – 2018), including:
  - » Deputy Chief of Naval Operations for Information Warfare and Director, Naval Intelligence (2016 – 2018)
  - » Fleet Commander or Deputy Commander, U.S. Fleet Cyber Command/U.S. Tenth Fleet (2013 – 2016)
  - » University President, Naval Postgraduate School (2012 – 2013)
  - » Director, Decision Superiority Division, Chief of Naval Operations' Staff (2011 – 2012)
  - » Deputy Director of Operations, U.S. Cyber Command (2010 – 2011)

Other Professional Experience and Community Involvement

- Member, Advisory Board, Defense Science Board
- Member, Board of Trustees, The MITRE Corporation
- Member, Strategic Advisory Committee, Idaho National Labs – National and Homeland Security Directorate
- Member, Board of Directors, United States Naval Academy Foundation
- Global Security Expert and Strategic Advisor, Paladin Capital Group
- Directorship and Cybersecurity Certified and Governance Fellow, National Association of Corporate Directors

Education

- Graduate of U.S. Naval Academy and Naval Postgraduate School (including for Ph.D.)



John Waldron, 56

Director Since: February 2025

Other U.S.-Listed Company Directorships

- Current: None
- Former: None

Key Experience and Qualifications

- **Broad experience across our firm with deep industry knowledge:** Nearly 25 years of experience at Goldman Sachs, with deep knowledge of our core franchises and the breadth of our operations as well as our strategy, client engagement and industry
- **Insight into day-to-day operations and cultural champion:** As President and COO, drives our execution priorities and operating efficiency initiatives, embodies our Core Values and champions our culture
- **Broad risk management perspective:** Serves as Co-Chair of our Firmwide Enterprise Risk Committee and Chair of the Firmwide Reputational Risk Committee, providing broad risk management perspective on our financial and non-financial risk management

Career Highlights

- Goldman Sachs
  - » President and Chief Operating Officer (October 2018 – Present)
  - » Co-Head of the Investment Banking Division (December 2014 – October 2018)
  - » Global Head of Investment Banking Services/Client Coverage (2009 – December 2014)
  - » Global Co-Head of Financial Sponsors Group (2007 – 2009)
  - » Various positions of increasing seniority, including Co-Head of Leverage Finance (2000 – 2007)

Other Professional Experience and Community Involvement

- Member, Executive Committee, Institute of International Finance
- Member, Board of Directors, U.S.–China Business Council
- Member, International Advisory Council, China Securities Regulatory Commission
- Member, International Advisory Panel, Monetary Authority of Singapore
- Member, Board of Trustees, Middlebury College
- Member, Board of Trustees, Southern Methodist University
- Member, Board of Directors, Cleveland Clinic
- Member, Board of Directors, Lincoln Center for Performing Arts
- Member, Council on Foreign Relations

Education

- Graduate of Middlebury College

Independence of Directors

12 of 14 director nominees are independent

Our Board determined, upon the recommendation of our Governance Committee, that each of our director nominees (other than Messrs. Solomon and Waldron) is "independent" within the meaning of NYSE rules and our Policy Regarding Director Independence (Director Independence Policy). Furthermore, our Board has determined that all independent members of our committees satisfy the heightened audit committee independence standards under SEC and NYSE rules and that our Compensation Committee members satisfy the relevant heightened standards under NYSE rules.

Process for Independence Assessment

A director is considered independent under NYSE rules if our Board determines that the director does not have any direct or indirect material relationship with Goldman Sachs. Our Board has established a Director Independence Policy that provides standards to assist our Board in determining which relationships and transactions might constitute a material relationship that would cause a director not to be independent.

To assess independence, our Governance Committee and our Board review detailed information regarding our independent directors or nominees, including employment and public company and not-for-profit directorships, as well as information regarding immediate family members and affiliated entities.

Through the course of this review, our Governance Committee and our Board consider relationships between the independent directors or nominees (and their immediate family members and affiliated entities) on the one hand, and Goldman Sachs and its affiliates on the other, in accordance with our Director Independence Policy. This includes a review of revenues to the firm from, and payments or donations made by the firm to, relevant entities affiliated with our directors or nominees (or their immediate family members) as a result of ordinary course transactions or contributions to not-for-profit organizations. The Governance Committee and the Board also consider the heightened independence standards under SEC and NYSE rules.

For more information on the categories of transactions that our Governance Committee and our Board reviewed, considered and determined to be immaterial under our Director Independence Policy, see *Annex B: Additional Details on Director Independence.*

Structure of our Board and Governance Practices

Our Board Committees

Our Board has five standing Committees: Audit, Compensation, Governance, Public Responsibilities and Risk. The specific membership of each Committee allows us to take advantage of our directors' diverse skill sets, enabling a deep focus on Committee matters.

Each of our standing Committees:

- Operates pursuant to a written charter (available on our website at **www.gs.com/charters**)
- Evaluates its performance annually
- Reviews its charter annually

The firm's reputation is of critical importance. In fulfilling their duties and responsibilities, each of our standing Committees and our Board considers the potential effect of any matter on our reputation.

The Board and its Committees may from time to time utilize special purpose committees or subcommittees; any such committees or subcommittees will report periodically on its activities. In June 2024, as a result of our ongoing review of our Board's structure and governance, our Risk Committee formed a standing Technology Risk Subcommittee to assist in its oversight of technology-risk related matters.

OUR BOARD COMMITTEES

AUDIT

All Independent	Key Skills & Experiences Represented	Key Responsibilities
 **Peter Oppenheimer*** Mark Flaherty KC McClure** Thomas Montag Jan Tighe David Viniar (ex-officio)	■ Audit/tax/accounting ■ Preparation or oversight of financial statements ■ Compliance ■ Technology	■ Assist our Board in its oversight of our financial statements, legal and regulatory compliance, independent auditors' qualifications, independence and performance, internal audit function performance and internal controls over financial reporting ■ Decide whether to appoint, retain or terminate our independent auditors ■ Pre-approve all audit, audit-related, tax and other services, if any, to be provided by the independent auditors ■ Appoint and oversee the work of our Director of Internal Audit and annually assess her performance ■ Prepare the Audit Committee Report

COMPENSATION

All Independent	Key Skills & Experiences Represented	Key Responsibilities
 **Kimberley Harris** Michele Burns John Hess Kevin Johnson Ellen Kullman Lakshmi Mittal David Viniar (ex-officio)	■ Setting of executive compensation ■ Evaluation of executive and firmwide compensation programs ■ Human capital management	■ Determine and approve the compensation of our CEO and other executive officers ■ Approve, or make recommendations to our Board for it to approve, our incentive, equity-based and other compensation plans ■ Assist our Board in its oversight of the development, implementation and effectiveness of our policies and strategies relating to our human capital management function ■ Prepare the Compensation Committee Report

GOVERNANCE

All Independent	Key Skills & Experiences Represented	Key Responsibilities
 **David Viniar** Michele Burns Mark Flaherty Kimberley Harris John Hess Kevin Johnson Ellen Kullman KC McClure** Lakshmi Mittal Thomas Montag Peter Oppenheimer Jan Tighe	■ Corporate governance ■ Talent development and succession planning ■ Current and prior public company board service	■ Recommend individuals to our Board for nomination, election or appointment as members of our Board and its Committees ■ Oversee the evaluation of the performance of our Board and our CEO ■ Review and concur with the succession plans for our CEO and other members of senior management ■ Shape our corporate governance, including developing, recommending to our Board and reviewing on an ongoing basis the corporate governance principles and practices that should apply to us ■ Review periodically the form and amount of non-employee director compensation and make recommendations to our Board

PUBLIC RESPONSIBILITIES

All Independent	Key Skills & Experiences Represented	Key Responsibilities
 **Ellen Kullman** Michele Burns Kimberley Harris Lakshmi Mittal David Viniar (ex-officio)	■ Reputational risk ■ Sustainability/ESG ■ Government and regulatory affairs ■ Philanthropy	■ Assist our Board in its oversight of our firm's relationships with major external constituencies and our reputation ■ Oversee the development, implementation and effectiveness of our policies and strategies relating to citizenship, corporate engagement and relevant significant public policy issues ■ Review sustainability issues affecting our firm, including through the periodic review of sustainability reporting

* The Chair of our Audit Committee and certain other members have been determined to be "audit committee financial experts."
** Effective April 1, 2025.

RISK

All Independent	Key Skills & Experiences Represented	Key Responsibilities
 **Thomas Montag** Mark Flaherty John Hess Kevin Johnson KC McClure* Peter Oppenheimer Jan Tighe David Viniar (ex-officio)	■ Risk taking, mitigation and control in complex industries ■ Technology, cybersecurity and information security ■ Understanding of financial products ■ Expertise in capital adequacy and deployment	■ Assist our Board in its oversight of our firm's overall risk-taking tolerance and management of financial and operational risks, such as market, credit and liquidity risk, including reviewing and discussing with management: » our firm's capital plan, regulatory capital ratios, capital management policy and internal capital adequacy assessment process, and the effectiveness of our financial and operational risk management policies and controls; » our liquidity risk metrics, management, funding strategies and controls, and the contingency funding plan; and » our market, credit, operational (including information security and cybersecurity), climate and model risk management strategies, policies and controls

NEW. TECHNOLOGY RISK SUBCOMMITTEE

	Key Responsibilities
 **Jan Tighe** Kevin Johnson Peter Oppenheimer Thomas Montag (ex-officio)	■ Assist our Risk Committee in its oversight of technology-related risk matters, including relating to: » technology execution risk, technology-related operational risk and technology integration risk » governance of technology-related risks » monitoring of technology-related risk metric alerts and thresholds

* Effective April 1, 2025.

Board and Committee Evaluations

Board and Committee evaluations play a critical role in helping to ensure the effective functioning of our Board. It is important to take stock of Board, Committee and director performance and to solicit and act upon feedback received. To this end, under the leadership of our Lead Director, our Governance Committee evaluates the performance of our Board annually, and each of our Board's Committees also conducts an annual self-evaluation.

2024 Evaluations: A Multi-Step Process

REVIEW OF EVALUATION PROCESS
Our Lead Director and Governance Committee periodically review the evaluation process so that actionable feedback is solicited on the operation of our Board and its Committees, as well as on director performance

QUESTIONNAIRE
Provides director feedback on an unattributed basis; feedback from questionnaire informs one-on-one and closed session discussions

ONE-ON-ONE DISCUSSIONS
On a biennial basis (most recently for 2023), the Secretary to the Board interviews each director to obtain feedback on director performance, the results of which are provided to our Lead Director. Our Lead Director also has one-on-one discussions with each director, which provides an opportunity for candid discussion regarding individual feedback and an additional forum to solicit further feedback

CLOSED SESSION DISCUSSION
Joint closed session discussion of Board and Committee evaluations led by our Lead Director and independent Committee Chairs provides for a synergistic review of Board and Committee performance

EVALUATION SUMMARY
Summary of Board and Committee evaluations results provided to full Board

FEEDBACK INCORPORATED
Policies and practices updated as appropriate as a result of annual and ongoing feedback

ONGOING FEEDBACK
Directors provide ongoing, real-time feedback outside of the evaluation process

Examples of feedback from evaluations and otherwise include: formation of Technology Risk Subcommittee, additional presentations on various topics (e.g., strategic follow ups, risk "deep dives," talent strategy), enhanced committee chair updates, evolution of director skill sets, refinements to meeting materials (e.g., enhanced executive summaries and key takeaways) and presentation format, refinement of Board and Committee meeting cadence and structure, strengthened oversight of key global entities, and additional opportunities for exposure to next generation leaders of the firm

Topics Considered During the Board and Committee Evaluations Include:

DIRECTOR PERFORMANCE
- Individual director performance
- Lead Director (in that role)
- Chairman of the Board (in that role)
- Each Committee/TRiS Chair (in that role)

BOARD AND COMMITTEE OPERATIONS
- Board and Committee membership, including director skills, background, expertise and experiences
- Committee structure, including whether the Committee structure enhances Board and Committee performance and efficacy of the use of special committees/subcommittees
- Access to firm personnel
- Executive succession planning process
- Conduct of meetings, including frequency of, time allocated for and encouragement of candid dialogue and effectiveness of closed sessions
- Materials and information, including quality, quantity and timeliness of information received from management, and suggestions for educational sessions
- Shareholder feedback

BOARD PERFORMANCE
- Key areas of focus for the Board
- Oversight of reputation
- Strategic oversight, including risks related thereto
- Consideration of shareholder value
- Capital planning

COMMITTEE PERFORMANCE
- Performance of Committee duties under Committee charter
- Oversight of reputation
- Consideration of shareholder value
- Effectiveness of outside advisors
- Suggested topics for further discussion

Board Leadership Structure

Strong Independent Lead Director—Combined Chair-CEO: Why our Structure is Effective

We review our Board leadership structure annually. Conducting regular assessments, rather than having a fixed policy, allows our Board to deliberate the merits of our Board's leadership structure to ensure that the most efficient and appropriate leadership structure is in place for our firm's needs, which may evolve over time. We are committed to independent leadership on our Board. If at any time the Chair is not an independent director, **our independent directors will appoint an independent Lead Director.**

Key Components of Review

Chair-CEO & Lead Director Responsibilities ✚ Policies & Practices to Ensure Strong Independent Board Oversight ✚ Shareholder Feedback & Voting Results Regarding Board Leadership ✚ Firm Performance ✚ Trends & Developments Regarding Leadership Structure

In December 2024, our Governance Committee conducted its annual review of our Board's leadership structure. The review takes into account a variety of factors, including our governance practices, board evaluation and ongoing director feedback, and shareholder feedback on our Board and its leadership structure.

As a result of this review, our Governance Committee determined that continuing to have Mr. Solomon serve as both Chairman and CEO—working together with a strong independent Lead Director—is the most effective leadership structure for our Board and our firm at this time.

Ultimately, we believe that our current leadership structure, together with strong governance practices, creates a productive relationship between our Board and management, including strong independent oversight that benefits our shareholders.

We will continue to conduct Board leadership assessments annually. If at any time our Governance Committee determines it would be appropriate to appoint an independent Chair, it will not hesitate to do so.

Benefits of a Combined Role

■ A combined Chair–CEO structure provides our firm with a senior leader who serves as a **primary liaison between our Board and management** and as a **primary public face of our firm**. This structure demonstrates **clear accountability** to shareholders, clients and others.

■ Our CEO has **extensive knowledge of all aspects of our current business, operations and risks**, which he brings to Board discussions as Chairman.

　» A combined Chair–CEO serves as a knowledgeable resource for independent directors both at and between Board meetings.

　» Combining the roles at our firm has been effective in promulgating strong and effective leadership of the firm, including as we continue to execute on our forward strategy and navigate complex geopolitical, regulatory and operating environments.

Key Pillars of Lead Director Role

Sets and approves agenda for Board meetings and leads executive sessions	Focuses on Board effectiveness and composition and conducts evaluations	Acts as primary Board contact for shareholder engagement and engages with regulators	Serves as liaison between independent directors and Chair/ management

---

Powers and Duties of our Independent Lead Director

- Provides **independent leadership**
- **Sets agenda for Board meetings**, working with our Chair (including adding items to and approving the agenda) and approving the form and type of related materials, as well as reviewing and concurring in the agendas for each Committee meeting
- Approves the schedule for Board and Committee meetings
- **Presides at executive sessions** of the independent directors
- **Calls meetings of the Board**, including meetings of the independent directors
- Presides at each Board meeting at which the Chair is not present
- Engages with the independent directors and non-employee directors at and between Board and Committee meetings, including:
  - » to identify matters for discussion, including for discussion at executive sessions of the independent directors
  - » to facilitate communication with the Chair (as set forth below)
  - » one-on-one engagement regarding the performance and functioning of the collective Board, individual director performance and other matters as appropriate

- **Serves as an advisor to the Chair**, including by:
  - » engaging with the Chair between Board meetings
  - » facilitating communication between the independent directors and the Chair, including by presenting the Chair's views, concerns and issues to the independent directors, as well as assisting with informing or engaging non-employee directors, as appropriate
  - » raising to the Chair views, concerns and issues of the independent directors, including decisions reached, and suggestions made, at executive sessions, in each case as appropriate
- **Oversees the Board's governance processes**, including Board evaluations, succession planning and other governance-related matters
- **Leads the annual CEO evaluation**
- Meets directly with management and non-management employees of the firm
- Consults and directly communicates with shareholders and other key constituents, as appropriate

Strong Governance Practices Support Independent Board Oversight

- Experienced independent directors, the majority of whom have executive-level experience
- Independent and engaged Chairs of all Committees
- Regular executive sessions of independent directors chaired by Lead Director, supplemented by additional sessions of directors without management present
- All directors may suggest inclusion of additional subjects on agendas and call an executive session
- Annual Board and Committee evaluations include feedback on individual director performance
- Independent director participation in, and oversight of, key governance processes, such as CEO performance, executive compensation and succession planning
- All directors may contact any employee of our firm directly
- Our Chairman and CEO and our Lead Director meet and speak regularly about our Board and our firm

Stakeholder Feedback & Engagement

- We have generally received positive stakeholder feedback on the nature of our Lead Director role and our annual leadership structure review
  - » In considering the strength of our Board leadership structure, many investors cite our Lead Director's expansive list of enumerated duties, extensive engagement with shareholders and the insight into our Board provided by our Lead Director's letter in our proxy statement
- Our Lead Director, David Viniar, has engaged with the firm's shareholders and other key stakeholders, including our regulators, to discuss a variety of topics, including our Board leadership structure and his responsibilities as Lead Director, Board effectiveness, compensation, the Board's independent oversight of strategy and firm culture, and Board and management succession planning.
  - » In 2024, Mr. Viniar met with investors representing over 30% of our shares outstanding.

Year-Round Review of Board Composition & Board Leadership Succession Planning

Our Governance Committee seeks to build and maintain an effective, well-rounded, financially literate and diverse Board that operates candidly and collaboratively

In identifying and recommending director candidates, our Governance Committee places primary emphasis on the criteria set forth in our Corporate Governance Guidelines, including:

- Judgment, character, expertise, skills and knowledge useful to the oversight of our business;
- Diversity of viewpoints, backgrounds, work and other experiences and other demographics;
- Business or other relevant experience; and
- The extent to which the interplay of the candidate's expertise, skills, knowledge and experience with that of other members of our Board will build a strong and effective Board that is collegial and responsive to the needs of our firm.

Identifying and recommending individuals for nomination, election or re-election to our Board is a principal responsibility of our Governance Committee. The Committee carries out this function through an ongoing, year-round process, which includes the Committee's annual evaluation of our Board and individual director evaluations. Each director and director candidate is evaluated by our Governance Committee based on their individual merits, taking into account our firm's needs and the composition of our Board.


Independent Directors
Shareholders
Director Search Firms
Our People
Candidate Pool
In-Depth Review
Consider Skills/Matrix
Screen Qualifications
Review Independence and Potential Conflicts
Meet with Directors
Consider Diversity of Viewpoints, Skills & Experiences
Recommend Selected Candidates for Appointment to our Board
6 New Director Nominees in Last Five Years
Median Nominee Tenure of ~6.3 Years

The Committee continues to focus on what skills are beneficial for service in key Board positions, such as Lead Director and Committee Chairs, and regularly evaluates potential successors for those positions (both on an emergency and longer-term basis).

To assist in its evaluation of directors and director candidates, the Committee may from time to time utilize as a discussion tool a matrix or focus list of certain skills and experiences that would be beneficial to have represented on our Board and on our Committees at any particular point in time and those that may be viewed as critical for service in a leadership role.

Our Governance Committee welcomes candidates recommended by shareholders and will consider these candidates in the same manner as other candidates. Shareholders wishing to submit potential director candidates for consideration by our Governance Committee should follow the instructions in *Frequently Asked Questions*.

Director Education

Director education about our firm and our industry is an ongoing process that begins when a director joins our Board.

Upon joining our Board, new independent directors are provided with a comprehensive orientation about our firm, including our business, strategy and governance. For example, new directors typically meet with senior leaders covering each of our revenue-producing segments and regions, as well as with senior leaders from key control, finance and operating functions. New directors also participate in orientation sessions covering the responsibilities and key areas of focus of the Board and its Committees. Orientation programs typically include more than 25 hours of programming and are tailored accordingly for each director, including based on Committee assignments.

Additional training may also be provided when a director assumes a leadership role, such as becoming Lead Director or a Committee Chair, as appropriate.

Board and Committee presentations, roundtables, regular communications and firm and other industry events help keep directors appropriately apprised of key developments in our businesses and in our industry, including material changes in regulation, so that they can carry out their oversight responsibilities effectively.

Commitment of our Board

Commitment of our Directors—2024 Meetings

Our Board and its Committees met frequently in 2024.

	2024 Meetings
Board	28[a]
Audit	16
Compensation	11
Governance	9
Public Responsibilities	6
Risk	13
NEW. Technology Risk Subcommittee (formed June 2024)	3
Executive Sessions of Independent Directors without Management[b]	7
Additional Sessions of Independent Directors without Management[c]	12

86
Total Board and Committee Meetings in 2024

(a) Includes meetings of special Board committees formed from time to time.
(b) Chaired by our Lead Director.
(c) Led by our other independent Committee Chairs.

Each of our current directors attended over 75% (the threshold for disclosure under SEC rules) of the meetings of our Board and the Committees on which they served as a regular member during 2024. Overall attendance at Board and Committee meetings during 2024 was approximately 97% for our directors as a group.

We encourage our directors to attend our annual meetings. All of our directors then in office attended the 2024 Annual Meeting.*

* One director listened to the meeting via webcast as the director was unable to travel for medical reasons.

Commitment of our Directors—Beyond the Boardroom

> **Engagement beyond the boardroom provides our directors with additional insights into our businesses, risk management and industry, as well as valuable perspectives on the performance of our firm, our CEO and other members of senior management.**

The commitment of our directors extends well beyond preparation for, and attendance at, regular and special meetings.

Ongoing Collaboration	**Stakeholder Engagement**	**Regularly Informed**	**Service on Subsidiary Boards**
Frequent interactions with each other, senior management, business leaders and other key employees around the globe on topics including strategy, performance, risk management, culture and talent development	Regular engagement with key stakeholders, including regulators and our shareholders. Participation in firm and industry conferences and other events on behalf of the Board	Receive and review postings on significant developments and weekly informational packages that include updates on recent developments, press coverage and current events that relate to our business, our people and our industry	Provides connectivity and enhances oversight of our entities worldwide

Our Lead Director and Committee Chairs provide additional independent leadership outside the boardroom.

- For example, each Chair sets the agenda for their respective Committee meetings and reviews and provides feedback on the form and type of related materials, in each case taking into account whether their Committee is appropriately carrying out its core responsibilities and focusing on the key issues facing the firm, as may be applicable from time to time. To do so, each Chair engages with key members of management and subject matter experts in advance of each Committee meeting.

- In addition, our Lead Director also sets the Board agenda (working with our Chairman) and approves the form and type of related materials. Our Lead Director also approves the schedule for Board and Committee meetings, taking into account whether there is sufficient time for discussion of all agenda items at each meeting.

In carrying out their leadership roles during 2024:

Lead Director / Governance Chair
Adebayo Ogunlesi or David Viniar*

Over 150 meetings

Committee Chairs
Audit – Peter Oppenheimer
Compensation – Kimberley Harris
Public Responsibilities – Ellen Kullman
Risk – David Viniar or Thomas Montag*
TRiS - Jan Tighe*

Over 250 meetings

Includes meetings with, as applicable:
CEO, COO, CFO, Secretary to the Board, Legal, Internal Audit, Controllers, Compliance, Risk, Engineering, Human Capital Management, Executive Office, Shareholders, Regulators, Independent Compensation Consultants, Independent Auditors and/or other Directors

* Changes to Lead Director, Governance Committee Chair and Risk Committee Chair effective April 2024; TRiS formed in June 2024.

Board Oversight of our Firm

Key Areas of Board Oversight

Our Board is responsible for, and committed to, the oversight of the business and affairs of our firm. In carrying out this responsibility, our Board, working with and through its Committees, as applicable, discusses and receives regular updates on a wide variety of matters affecting our firm. Our reputation is a core consideration, as is our culture, as our Board advises senior management to help drive success for our clients and our communities in order to create long-term, sustainable value for our shareholders.



| Strategy | CEO performance | Financial performance & reporting | Conduct | People strategy |

| Risk management | Executive succession planning | Culture & Core Values | Sustainability |

Consideration of our Reputation Underscores our Board and Committee Oversight

Strategy

- Our Board oversees and provides advice and guidance to senior management on the formulation and implementation of the firm's strategic plans. This occurs year-round through presentations and discussions covering firmwide, business and regional strategy, business planning and growth initiatives, both during and outside Board meetings.

  » Strategic oversight takes various forms, including discussions regarding strategic direction and focus, review of existing and new business initiatives and progress on execution in support of our strategic priorities and key performance indicators (KPIs) that underpin our through-the-cycle targets and inform consideration of firm performance pursuant to the Compensation Committee's Assessment Framework. The Board also engages with management in its ongoing assessment of potential organic and inorganic growth opportunities.

  » A strong and effective risk and control environment to support our business activities is a strategic imperative, which necessitates ongoing investments in our enterprise risk management framework, overseen by the Board and carried out by management across all lines of defense. Our Board's focus on oversight of risk management enhances our directors' ability to provide insight and feedback to senior management and, if necessary, challenge management on its development and implementation of the firm's strategic priorities.

  » Our Lead Director helps facilitate our Board's oversight of strategy, including through discussions with independent directors during executive sessions, as needed.

- Throughout 2024, our Board engaged on an ongoing basis with our Executive Leadership Team, as well as other key members of senior management and leaders across our revenue businesses and control, finance and operating functions, on management's ongoing investment in and focus on growth initiatives in our two world-class, interconnected franchises (Global Banking & Markets and Asset & Wealth Management) that will drive our long-term strategy and on the continued execution of the firm's strategic priorities.

  » The Board also engaged with management in discussions regarding funding and capital considerations, new and emerging technologies, such as generative artificial intelligence, geopolitical considerations and new regulation and regulatory expectations, each of which inform the development and execution of our long-term strategy.

  » **In addition, given the importance of our people to our strategy, the Board engaged with management regarding our talent strategy, including the ongoing competitive threat for the firm's talent at all levels.**

- Our Board will continue to receive regular updates from, and provide advice to, management as they execute on the firm's strategy.

Risk Management

- To serve clients across multiple business areas and geographies, we incur risk that may impact our capital and liquidity positions, our ability to generate revenues, or our reputation. To this end, we make ongoing investments in our enterprise risk management framework to maintain and enhance the strength of our risk management and control environment consistent with our business needs and regulatory expectations.

- Management is responsible for the day-to-day identification, assessment and monitoring of, and decision-making regarding, the risks we face. Our Board is responsible for overseeing the firm's approach to managing its most significant risks on an enterprise-wide basis, which includes oversight of the comprehensiveness and effectiveness of the firm's risk management practices and risk appetite. This oversight is executed by our full Board, as well as each of its Committees, and is carried out in conjunction with the Board's oversight of firm strategy.

Board risk management oversight (in coordination with each of its Committees) includes:

- Strategic and financial considerations
- Legal, regulatory, reputational and compliance risks
- People strategy
- Other financial and nonfinancial risks considered by Committees

Risk Committee (including through the TRiS) risk management oversight includes:

- Overall risk-taking tolerance and risk governance, including our enterprise risk management framework
- Our Risk Appetite Statement
- Liquidity, market, credit, capital, operational (including information security, cybersecurity, third party and business resilience), model and climate risks
- Our Capital Plan, capital ratios and capital adequacy

Audit Committee risk management oversight includes:

- Financial considerations, including internal controls over financial reporting
- Legal and compliance (including financial crime compliance) risk
- Coordination with our Risk Committee, including with respect to risk assessment and risk/business standards management practices

Compensation Committee risk management oversight includes:

- CRO compensation-related risk assessment, including that our firmwide compensation programs and policies should be consistent with the safety and soundness of our firm and not encourage imprudent risk taking
- How our performance management and incentive compensation programs promote a strong risk management and control environment
- Consideration of risk management and control factors in senior management compensation

Public Responsibilities Committee risk management oversight includes:

- Reputational risk and constituent impact, including through reports from the Firmwide Reputational Risk Committee
- Sustainability-related strategy and considerations

Governance Committee risk management oversight includes:

- Board composition and refreshment
- Board leadership succession and executive succession

REPUTATIONAL RISK MANAGEMENT

Spotlight on Cybersecurity Risk

Cybersecurity and information security risks continue to be areas of focus for our stakeholders, including our shareholders and regulators. Oversight of these critical matters is a regular focus of our Board and its Committees and was a key factor in our Risk Committee's decision to form its Technology Risk Subcommittee (known as TRiS) in June 2024.

This includes oversight of management's processes, monitoring and controls related to cyber and information security-related risks, such as regular presentations on our approach to cybersecurity threats and cyber and information security risk management from our Chief Information Security Officer (CISO). It also encompasses broader discussions regarding existing and emerging operational and technology risks with leaders across all lines of defense and may include periodic closed sessions with our CISO.

CEO Performance

- Our directors are regularly focused on the performance of our CEO and other senior leaders, including during executive sessions of independent directors, regular closed sessions with our CEO and additional discussions between our Lead Director and our CEO throughout the year, as well as through mid-year and year-end discussions with the Compensation Committee on progress pursuant to the KPIs set forth in the Committee's Assessment Framework.

- Under the direction of our Lead Director, each year-end our Governance Committee also formally evaluates CEO performance. This takes into account independent directors' own assessments of CEO performance and is informed by the results of the CEO's evaluation under our feedback processes, as further described in *Compensation Matters—Compensation Discussion and Analysis—How our Compensation Committee Makes Decisions.*

Executive Succession Planning

- Succession planning is a priority for our Governance Committee, which worked with Mr. Solomon to put in place an appropriate emergency succession protocol and will continue to work with him on the development and ongoing refinement of our longer-term succession plan.

- Our Governance Committee has long utilized a framework relating to executive succession planning under which the Committee has defined specific criteria for, and responsibilities of, each of the CEO, COO and CFO roles. The Committee then focuses on the particular skill set needed to succeed in these roles at our firm both on a long-term and an emergency basis.

- Executive succession planning takes many forms, including Governance Committee reviews of long-term and emergency succession plans with our CEO, regular closed sessions with the Board and our CEO throughout the year, one-on-one discussions between our Lead Director and CEO and additional discussions among our independent directors, including at executive sessions, as may be appropriate. **An area of focus during 2024 included the ongoing competitive threat for the firm's talent at all levels, including available tools to retain top talent and incentivize them to aspire to the firm's most senior roles.**

Developing the Firm's Next Generation of Leaders

The Board continues to engage with management on the firm's broad leadership pipeline, including with respect to leadership pipeline health and the development of the firm's next generation of leaders for executive and other senior roles across our firm.

Interaction with leaders in a variety of settings, including formal meetings, prep sessions, meals, visits to our offices around the world and at client-related events	Executive succession planning reviewed by our Governance Committee with our CEO; ongoing assessment of senior management for potential executive positions
Monitoring of careers to ensure appropriate exposure to our Board and our businesses	Additional engagement on broader leadership pipeline for key roles across the firm

Financial Performance & Reporting

- Our Board, including through its Committees, is kept apprised by management of the firm's financial performance and key drivers thereof. For example, our Board generally receives an update on financial performance at each regularly scheduled meeting (and additionally as needed), which provides critical information to the Board and its Committees that assists them in carrying out their responsibilities.

- Our Board, through its Audit Committee, is responsible for overseeing management's preparation and presentation of our annual and quarterly financial statements and the effectiveness of our internal control over financial reporting.

  » Each quarter, our Audit Committee meets with members of our management, the Director of Internal Audit and our independent registered public accounting firm to review and discuss our quarterly earnings release and our financial statements.

- In addition, our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. In this regard, our Audit Committee and Audit Committee Chair are directly involved with the periodic selection of the lead audit partner (see *Audit Matters— Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2025*).

Culture & Core Values

- Board oversight of firm culture is an important element of its responsibilities.

- Our culture has been a cornerstone of our business and performance throughout our history. Our Core Values of **partnership**, **client service**, **integrity** and **excellence** are derived from our long-standing Business Principles and are reinforced at every step of our peoples' careers, from onboarding to training, and through our performance, development, compensation and promotion processes.

- Management's role in shaping the firm's culture is foundational. To this end, our Board holds senior management accountable for embodying an appropriate tone at the top and for maintaining and communicating our Core Values, with an emphasis on integrity and the criticality of compliance with applicable laws, rules and regulations.

  » Oversight of culture is embedded across the full breadth of the Board's work – from strategy and enterprise risk management to performance management and incentive compensation. Culture is a topic on which directors regularly engage with senior leaders and others across the firm.

  » These are also topics on which our firm engages with our shareholders, regulators and other stakeholders.

Our culture is defined by a commitment to delivering the best service to our clients through collaboration, innovation and a relentless pursuit of excellence. It is a strategic imperative that we continually reinvest in our culture. To this end, we recently concluded a Culture Stewardship Program for our PMDs as well as broader firmwide Culture Connect Forums to reinforce our Core Values and promote cultural stewardship, awareness and connectivity.

Conduct

- We strive to maintain the highest standards of ethical conduct at all times, consistent with our Core Values. Board and Committee oversight of these matters can take many forms, including:

  » Engagement with senior management and the Compliance, Legal, Risk, Human Capital and Internal Audit functions, among others;

  » Receipt of relevant metrics focused on conduct, controls and business integrity matters;

  » "Lessons learned" exercises undertaken by management and reported to the Board and/or Committees to review events at our firm or in our industry, as appropriate; and

» Consideration of both financial and nonfinancial factors, including conduct and other risk management and control-related matters, in performance management and incentive compensation processes, such as through the Compensation Committee's Assessment Framework.

■ The firm offers a range of programs, trainings and other communications focused on our business and conduct standards to regularly reinforce our expectations throughout the employee life cycle.

Our Code of Business Conduct and Ethics (available on our website at www.gs.com) outlines our ongoing commitment to the highest standards of partnership, client service, integrity and excellence and our shared responsibility to treat our clients and each other with honesty and integrity, avoid conflicts of interest, treat customers fairly, maintain accurate and complete records, comply with applicable laws and regulations and escalate concerns.

Sustainability

■ Given the interdisciplinary nature of the oversight of sustainability, including the priorities of climate transition and inclusive growth, and the financial and nonfinancial risks related to these activities, the Board carries out its oversight of these matters directly, at the full Board level, as well as through its Committees.

■ This may include periodic updates on the firm's sustainability strategy, including the firm's approach, objectives and progress, discussions regarding the climate models the firm utilizes to assess physical and transition risks and reviews of our voluntary and regulatory-required sustainability- and climate-related reporting, as well as presentations on Office of Corporate Engagement and other inclusive growth-related initiatives.

■ We report regularly on our sustainability strategy, including on our approach and progress toward climate and other sustainability-related goals. Sustainability reporting (including our most recent 2023 Sustainability Report and the 2023 Task Force on Climate-related Disclosures (TCFD) Report) can be found on our website at **www.gs.com**.

People Strategy

■ We have long emphasized that our people are our greatest asset. It is only with the determination and dedication of our people that we can serve our clients, generate long-term value for our shareholders and contribute to economic progress for all our stakeholders.

■ Our Board and Committees engage with management on all aspects of our people strategy, which includes attracting and retaining talent, sustaining our culture and broadening our impact, and is informed by periodic surveys of our people, the results of which are shared with our Board.

■ The Board and its Committees oversee management's efforts to enhance our people strategy across all levels of the organization, including ongoing enhancements to our performance management processes, leadership pipeline health through succession planning, talent retention and internal mobility initiatives, next-generation skill development, diversity and inclusion programs, and benefits and wellness offerings. As noted above, an area of focus during 2024 was the ongoing competitive threat for the firm's talent at all levels, and the tools through which the Board can attract and retain top talent and incentivize them to aspire to the firm's most senior roles.

■ More information about our people strategy can be found at **www.gs.com**.

Stakeholder Engagement

Commitment to Active Engagement with our Shareholders and Other Stakeholders

Stakeholder views regarding matters affecting our firm are important to our Board. We employ a year-round approach to engagement that includes proactive outreach as well as responsiveness to targeted areas of focus. We also seek to engage with all proponents of shareholder proposals. If you would like to speak with us, please contact our Investor Relations team at **gs-investor-relations@gs.com**.

Our Approach

We engage on a year-round basis with a wide range of stakeholders, including shareholders, fixed income investors, credit rating agencies, ESG rating firms, proxy advisory firms, prospective shareholders and thought leaders, among others. We also conduct additional targeted outreach ahead of our annual meeting each year, and otherwise as needed.

Firm engagement is led by our Investor Relations team, including targeted outreach and open lines of communication for inbound inquiries. Board-level engagement is led by our Lead Director, who meets regularly with shareholders and other key stakeholders, and may include other directors, such as the Chair of the Compensation Committee, as appropriate. Feedback from these interactions is provided to all directors to inform Board and Committee work.

Depth of Engagement

Corporate governance represents only one component of our broader approach to stakeholder engagement. We take a holistic, comprehensive approach when communicating with shareholders. Discussions on corporate governance matters are often part of a broader dialogue covering corporate strategy, business performance, risk oversight and other key themes.

~130
Total Equity and Fixed Income Investors Engaged
Across both group and 1:1 engagements with senior management during 2024

>10
Investor Conferences
Participated in by senior management during 2024

>30%
Lead Director and/or Compensation Committee Chair Engagement
With shareholders representing over 30% of Common Stock during 2024

Top 100+
Shareholder Outreach
Ahead of Annual Meeting

>45%
IR Engagement
With shareholders representing over 45% of Common Stock during 2024

>90
1:1 Investor Meetings
With C-Suite during 2024

During 2024, engagement with corporate governance stakeholders covered a variety of topics, including board governance, executive compensation and succession planning, strategic priorities and goals and talent considerations, as well as business performance, firm culture and people strategy, financial resource management, regulatory environment and outlook, sustainable finance and climate risk, and risk management.

Compensation Matters

Compensation Discussion and Analysis

This CD&A describes our executive compensation philosophy and the process by which our Compensation Committee makes executive compensation decisions, each of which is designed to motivate, reward and retain our senior leaders, support our strategic objectives, promote a strong risk management and control environment and advance the long-term interests of our shareholders. Our 2024 NEOs are:


David Solomon
Chairman and CEO


John Waldron
President and COO


Denis Coleman
CFO


Kathryn Ruemmler
CLO and General Counsel


John Rogers
Executive Vice President

2024 Annual NEO Compensation Determinations

The following table shows our Compensation Committee's determinations regarding our NEOs' 2024 annual compensation. 2023 annual compensation information is also included for reference for those who were also NEOs for 2023.

Dollar amounts in the following table are shown in millions. This table does not include Retention RSUs, which were not awarded as part of annual compensation.

	Year	Total Annual Compensation* ($)	Salary ($)	Annual Variable Compensation ($) Amount at grant allocated to:			Equity-Based Awards (PSUs)	
				PSUs**	NEW. CIP***	Cash	% of Annual Variable Comp	% of Total
Executive Leadership Team								
David Solomon Chairman and CEO	2024	39.00	2.00	25.90	2.78	8.33	70	66
	2023	31.00	2.00	20.30	—	8.70	70	65
John Waldron President and COO	2024	38.00	1.85	21.69	2.89	11.57	60	57
	2023	30.00	1.85	16.89	—	11.26	60	56
Denis Coleman CFO	2024	27.00	1.85	15.09	2.01	8.05	60	56
	2023	20.00	1.85	10.89	—	7.26	60	54
Other NEOs								
Kathryn Ruemmler CLO and General Counsel	2024	22.50	1.50	12.60	0.84	7.56	60	56
	2023	16.00	1.50	8.70	—	5.80	60	54
John Rogers Executive Vice President	2024	16.00	1.50	8.70	0.58	5.22	60	54

  *Salary plus annual variable compensation consisting of year-end equity-based awards (100% PSUs for all NEOs), the Carried Interest Program and cash bonus.

  **Equity amount at grant; PSUs subject to ongoing performance metrics (absolute & relative ROE).

***Compensation allocated to carry points pursuant to the Carried Interest Program. For more information on our Carried Interest Program, see —*Annual Variable Compensation: Long Term Executive Carried Interest Incentive Program.*

Note that this table is different from the SEC-required 2024 Summary Compensation Table in —*Executive Compensation.*

How our Compensation Committee Makes Decisions

Our Compensation Principles	Firmwide Performance	Individual Performance	Market for Talent	Stakeholder Feedback	Risk Management & Controls	Regulatory Considerations	Independent Compensation Consultant

Importance of Informed Judgment

To help ensure that our compensation program is appropriately aligned with our long-term strategy, stakeholder expectations and the safety and soundness of our firm, our Compensation Committee, within the structure of its Assessment Framework and in the context of the inputs and factors described in this CD&A, uses its informed judgment to evaluate, and structured discretion to set, executive compensation.

We believe this balanced approach is appropriate for our firm, and that a more formulaic compensation program would not be in the long-term best interests of our firm, our shareholders and other stakeholders.

- *Performance-Based Pay Provides Alignment.* While annual compensation decisions are based on our Compensation Committee's informed judgment and use of structured discretion, the amounts ultimately realized by our NEOs with respect to PSUs are subject to ongoing performance metrics and tied to the firm's longer-term stock price (settlement of PSUs and Shares at Risk delivered in respect of PSUs), and the amounts ultimately realized by our NEOs with respect to carry points are subject to underlying fund performance.

- *Avoids Unintended Consequences and Mitigates Compensation-Related Risk.* Our business is dynamic and requires us to respond rapidly to changes in our operating environment. As such, our annual compensation program is designed to encourage appropriate prudence by our senior leaders, on behalf of our shareholders and our clients, regardless of prevailing market conditions.

  » Our Compensation Committee utilizes an Assessment Framework to provide greater definition to, and transparency regarding, the pre-established financial and nonfinancial factors it considers in its assessment of the firm's performance in connection with compensation decisions for our NEOs and other senior leaders. However, a strictly formulaic compensation program would not permit adjustments based on factors that cannot be pre-established, such as the impact of the broader macroeconomic environment, unforeseen external events or other less quantifiable factors (such as individual performance).

Our Compensation Principles

Our Compensation Principles (available at **www.gs.com/corpgov**) underpin our compensation decisions, including the Compensation Committee's determination of NEO compensation. Key elements of our Compensation Principles include:

Paying for Performance	Encouraging Firmwide Orientation & Culture	Discouraging Imprudent Risk-Taking	Attracting & Retaining Talent
Firmwide compensation should directly relate to firmwide performance over the cycle.	Employees should think and act like long-term shareholders, and compensation should reflect the performance of the firm as a whole.	Compensation should be carefully designed to be consistent with the safety and soundness of our firm. Risk profiles must be taken into account in annual performance reviews, and factors like liquidity risk and cost of capital should also be considered.	Compensation should reward an employee's ability to identify and create value, and the recognition of individual performance should also be considered in the context of the competitive market for talent.
Promoting a Strong Risk Management and Control Environment			

Firmwide Performance

Taking into account our pay-for-performance philosophy, our Compensation Committee places substantial importance on the assessment of firmwide performance when determining NEO compensation. This includes not only financial performance, but how these results are achieved, including how our most senior leaders are investing in the future of our firm and demonstrating an appropriate commitment to a strong control environment and effective financial and nonfinancial risk management practices.

- During 2019, we developed our initial Assessment Framework to provide greater definition to and transparency regarding the key factors considered by the Compensation Committee to assess the firm's performance in connection with compensation decisions for our NEOs and our Management Committee.

  - » The Assessment Framework includes pre-established financial metrics and nonfinancial factors on a firmwide basis. It also includes information and metrics on business performance in the context of our strategic priorities that underpin firmwide performance and serve to inform compensation decisions for business leaders.

  - » The Assessment Framework aligns performance metrics and goals across our most senior leaders and provides a structure to help ensure that our compensation program for our NEOs and Management Committee continues to be appropriately aligned with our long-term strategy, our financial targets and stakeholder expectations as well as promotes the strength of our risk management and control environment and the safety and soundness of our firm.

- The Assessment Framework is reviewed annually, with metrics and factors updated as needed. For example, in 2023, the Compensation Committee, taking into account Board and stakeholder feedback, adopted changes to enhance the types of metrics and the nature of information provided to the Committee in connection with the risk management and controls pillar of the Assessment Framework. For 2024, the Compensation Committee refined how it considered the Assessment Framework in the context of our announced strategic priorities and execution focus areas as well as further refined the metrics and information provided with respect to the risk management and controls pillar.

For 2024, the assessment of firmwide performance to inform compensation decisions for our NEOs and other Management Committee members included:

- Financial performance, both on an absolute basis and relative to our Peers.
- Additional information regarding the nonfinancial factors that underpin how our financial results are achieved and support appropriate investment in the firm's future.

Overview of Assessment Framework

	STRATEGIC OBJECTIVES & EXECUTION FOCUS AREAS		
	How Performance Was Achieved/Investment in the Future		
Financial Performance	**Strategic Priorities & Clients**	**Risk Management & Controls**	**People**
Firmwide: ■ ROE ■ ROTE ■ Efficiency ratio ■ TSR ■ CET1 ratio ■ BVPS growth ■ Pre-tax earnings ■ Net revenues / revenue net of provisions ■ EPS	■ Progress towards our strategic objectives ■ Cross-business strategy / collaboration in support of *One Goldman Sachs* ■ Strength of client feedback ■ Progress towards sustainable finance commitments	■ Managing reputational risk ■ Standing with regulators ■ Risk – including: » Management across categories (market, credit, liquidity & funding, operational, model) » Strategic & business environment risk » Ineffective risk control issues ■ Internal Audit findings ■ Compliance, conduct and disciplinary matters	■ Demonstrated Core Values ■ Attrition ■ Diverse and inclusive workforce and leadership pipeline health

We will continue to evolve the Assessment Framework, as appropriate, to help support the Compensation Committee in its decision-making process.

Individual Performance

An assessment of each NEO's individual performance and achievements is critical to our Compensation Committee's decision-making process, including how each of our NEOs helped to contribute to firmwide performance based on the metrics and other criteria set forth in the Assessment Framework and other factors, in each case as applicable depending on the NEO's role.

Individual performance is also evaluated through the firm's feedback processes, which are designed to solicit and provide individual performance feedback, including on strengths and development opportunities. These processes include input from employees, including those who are senior to, peers of and junior to the employee being reviewed, as applicable. Individual performance is assessed across a variety of factors, including the firm's Core Values of partnership, client service, integrity and excellence as well as risk management and manager effectiveness.

- **Our CEO:** Under the direction of our Lead Director, our Governance Committee evaluated the performance of Mr. Solomon (see *Corporate Governance—Board Oversight of our Firm—Key Areas of Board Oversight—CEO Performance).* Our Compensation Committee considered this evaluation and discussed Mr. Solomon's performance, including pursuant to the Assessment Framework, as part of its discussions to determine his compensation.

- **Other NEOs:** Mr. Solomon discussed with the Governance Committee the performance of our COO, CFO and our other NEOs, in each case taking into account results from the firm's feedback processes. The Compensation Committee considered these individual performance evaluations, as well as metrics and other criteria set forth in the Assessment Framework, in connection with their discussions to determine NEO compensation. In this context, Messrs. Solomon and Waldron submitted variable compensation recommendations to the Compensation Committee for our NEOs, but did not make recommendations about their own compensation.

Market for Talent

Our Compensation Committee broadly considers the competitive market for talent as part of its review of our compensation program's effectiveness in attracting and retaining talent, including to help determine NEO compensation. **It is critical for Goldman Sachs to remain competitive by ensuring that longer-term compensation opportunities remain aspirational for our senior talent in the context of an increasingly diverse competitive landscape.**

- Wherever possible, our goal is to be in a position to appoint people from within the firm to our most senior leadership roles. Our executive compensation program is intended to incentivize our people to stay at Goldman Sachs and to aspire to these senior roles.

To this end, the Committee regularly evaluates our NEO compensation program using benchmarking to help ensure that our senior roles are properly valued, taking into account compensation program design and structure, as well as multi-year financial performance and quantum of NEO pay.

- The Committee performs this evaluation with information and assistance from Human Capital Management and the Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. (FW Cook).

- Benchmarking information provided by Human Capital Management is obtained from public filings, as well as third party surveys regarding incentive compensation practices.

Our Peers	U.S. Peers	European Peers	Other Companies Considered
	■ Bank of America Corporation ■ Citigroup Inc. ■ JPMorgan Chase & Co. ■ Morgan Stanley ■ The Bank of New York Mellon Corporation ■ Wells Fargo & Company	■ Barclays PLC ■ Deutsche Bank AG ■ UBS Group AG	■ Alternative & other asset managers ■ S&P 100 companies *Given our differentiated businesses and the unique competitive threats for talent we face, our Compensation Committee considers the pay plans and practices of these additional reference companies. Although these companies are not part of our Peer set, their pay practices provide us with context that contributes to our ability to attract and retain talent.*

In addition, the Compensation Committee (and other Committees as may be applicable in the context of their respective oversight) also receives and considers information on non-executive employee compensation, including information on aggregate compensation, benchmarking (for certain populations), attrition and retention. Annually, the Compensation Committee reviews and approves the equity award terms, including deferral levels, for equity-based awards granted to employees at all levels across the firm. Consistent with our Compensation Principles, employees at certain compensation thresholds receive a portion of their compensation in the form of equity-based awards, which increases as compensation increases, in order to help support employee share ownership and align employee interests with those of long-term shareholders.

Stakeholder Feedback

Engagement has been and continues to be a priority for our Board and management. To this end, we engage extensively with our stakeholders each year (see *Stakeholder Engagement).* This feedback, together with feedback received over the last several years and the results of our annual Say on Pay Vote, informs our Board and Compensation Committee actions.

- Feedback from the Say on Pay Vote at our 2024 Annual Meeting (approximately 86% support), as well as stakeholder engagement in connection with our 2024 Annual Meeting, reflected continued support for our:

  - ✓ Pay-for-performance philosophy

  - ✓ 100% of year-end equity in the form of PSUs, tied to ongoing performance conditions

  - ✓ Robust risk-balancing features in the compensation program

- Feedback from engagement in connection with the 2024 Annual Meeting and otherwise also highlighted a stakeholder focus on the strong market demand for our top talent and the efforts our Board and firm were taking with respect thereto.

- Taking into account this feedback, among other considerations, the Compensation Committee recommended that the Board adopt the Carried Interest Program, which reduces cash compensation in favor of an additional element of performance-based pay for our NEOs, and maintain our robust, equity-based awards program.

Over the last several years, we have made a number of enhancements to our annual compensation program and affirmed our commitments to various best practices, including paying for performance and using performance-based equity awards to closely link pay to longer-term results. The Carried Interest Program expands on these key principles.

Stakeholder Feedback	Compensation Committee Action
Pay-for-Performance Philosophy	✓ **Compensation reflects both firm and individual performance**
	✓ All pay other than salary is variable
	✓ Multiple elements of annual and long-term compensation align incentives with long-term shareholder interests
Support for High Percentage of Performance-Based Pay and Rigor of Design	✓ At least 60% of annual NEO variable compensation is equity-based
	✓ 100% of year-end equity for NEOs subject to **ongoing performance conditions** (absolute & relative ROE)
	✓ Carried Interest Program reduces cash compensation in favor of an **additional element of performance-based pay**, fostering additional alignment to a strategic growth area
Composition of Peer Group	✓ **Peer group evaluated** annually for benchmarking purposes as well as for relative metrics in annual performance-based awards
Support for Robust Risk-Balancing Features	✓ **Continued use** of risk-adjusted metrics, transfer restrictions, retention requirements and recapture provisions
Transparency Regarding Compensation Committee's Use of Discretion	✓ **Regular enhancements to Assessment Framework**, which is reviewed annually
	✓ **Robust proxy disclosure** regarding the Committee's use of informed judgment and structured discretion on pay decisions and the factors considered by the Committee in making its decisions
Support for Robust Stakeholder Engagement	✓ Continued **commitment to engagement** by Lead Director and Compensation Committee Chair

Risk Management & Controls

Our compensation program is designed to be consistent with the safety and soundness of our firm and to help promote the strength of our risk management and control environment.

- Our CRO presents an annual risk assessment jointly to our Compensation and Risk Committees in order to assist with the evaluation of our program's design.

  » This assessment, which is also reviewed by our independent compensation consultant, is focused on whether our program is consistent with regulatory guidance providing that financial services firms should ensure that variable compensation does not encourage imprudent risk taking.

  » Our Compensation Committee and our CRO believe that the various components of our compensation program, including the new Carried Interest Program and our other compensation plans, policies and practices, as well as our Committee's use of informed judgment, work together to balance risk and reward in a manner that does not encourage imprudent risk taking. For example:

Compensation is considered based on **risk-adjusted metrics**, such as net revenues and ROE (which are reflected in our Assessment Framework)	Significant portion of pay in **equity-based awards** aligns with long-term shareholder interests and CIP participants will not realize any carried interest distributions unless **specified predetermined performance returns** are achieved	**Transfer restrictions, retention requirements and stock ownership guidelines** work together to align compensation with long-term performance and discourage imprudent risk-taking	**Recapture provisions** mitigate imprudent risk-taking; misconduct or improper risk analysis could result in clawback or forfeiture of compensation

In addition, as described under —*Firmwide Performance,* how our senior leadership promotes, supports and invests in our risk management and control environment consistent with Board and regulatory expectations and our business needs is a core pillar of our Assessment Framework. To this end, the Compensation Committee receives various metrics and other information and engages with leaders across our Legal, Compliance, Risk and Internal Audit functions to evaluate the risk management and controls performance of our senior leaders in connection with annual compensation decisions.

Regulatory Considerations

Our Compensation Committee also considers regulatory matters and the views of our regulators when determining NEO compensation. To this end, the Committee receives briefings on relevant regulatory developments, feedback and expectations. See also —*Risk Management & Controls* and —*Firmwide Performance.*

Independent Compensation Consultant

Our Compensation Committee recognizes the importance of using an independent compensation consulting firm that is appropriately qualified and that provides services solely to our Board and its Committees and not to our firm.

■ For 2024, our Compensation Committee received the advice of FW Cook. FW Cook reviewed our Assessment Framework and provided input on our incentive compensation program structure and terms (including in connection with the adoption of the Carried Interest Program as well as with respect to the grant of Retention RSUs) and other compensation matters generally. In addition, FW Cook reviewed our CRO's compensation-related risk assessment and our 2024 NEO annual compensation program, and, as needed, may provide additional benchmarking information to the Committee.

■ Our Compensation Committee determined that FW Cook had no conflicts of interest in providing services to the Committee and was independent under the factors set forth in the NYSE rules for compensation committee advisors.

Overview of Annual Compensation Elements and Key Pay Practices

Our Compensation Committee believes the design of our executive compensation program is integral to further our Compensation Principles, including attracting and retaining talent, paying for performance and effective risk management and controls. In addition, our variable compensation frameworks more broadly govern the variable compensation process for employees who could expose the firm to material amounts of risk (such as our NEOs).

Pay Element	Characteristics	Purpose	2024 Annual Compensation
Base Salary	Annual fixed cash compensation	Provides our executives with a predictable level of income that is competitive to salary at our Peers	For 2024, NEOs received the following annual base salaries: $2.0 million for our CEO, $1.85 million for our COO and CFO and $1.5 million for our other NEOs
Annual Variable Compensation[a]	Equity-Based: PSUs	Aligns our executives' interests with those of our shareholders and motivates executives to achieve longer-term performance, and strategic and operational objectives	Each of our NEOs received at least 60% of their annual variable compensation in the form of PSUs
	Cash	Motivates and rewards achievement of company performance and strategic and operational objectives	In 2024, each of our NEOs received a portion of their annual variable compensation (no more than 36%) in the form of a cash bonus
	NEW. Carried Interest Program	Fosters additional alignment for senior leaders supporting the expansion of the third-party alternatives business in Asset & Wealth Management and the attendant enterprise risk management capabilities	For 2024, our NEOs received the following portion of non-equity variable compensation (non-equity deferral) through the Carried Interest Program: CEO – 25%; COO and CFO – 20%; and other NEOs – 10%

(a) Our NEOs participate in the Goldman Sachs Partner Compensation Plan (PCP), under which we determine variable compensation for all of our PMDs.

What We Do

✓ **Engage proactively** with shareholders and other stakeholders

✓ Review and carefully **consider stakeholder feedback** in structuring and determining executive compensation

✓ Grant **equity-based awards subject to ongoing performance metrics as a significant portion** of annual variable compensation for NEOs

✓ **Align pay with performance**, including through use of PSUs and CIP

✓ Use the **Assessment Framework** to evaluate performance through financial and nonfinancial metrics, including with respect to risk management and control-related information

✓ Exercise **informed judgment responsive to the dynamic nature of our business** and utilize **structured discretion**, including consideration of appropriate risk-based and other metrics in our Assessment Framework

✓ Apply significant shareholding requirements through:
  » **Stock ownership guidelines** for Executive Leadership Team
  » **Retention requirements** for all Management Committee members (including NEOs)
  » **Shares at Risk** for PMDs and managing directors (including NEOs)

✓ Maintain **robust recapture provisions** in our variable compensation award agreements

✓ Provide for annual **assessment by our CRO** of our compensation program to ensure it does not encourage imprudent risk taking

✓ **Engage with senior control side leaders** on risk management and control performance under the Assessment Framework

✓ Use **independent compensation consultant**

What We Don't Do

✗ **No** employment agreements providing for severance pay with our executive officers

✗ **No** golden parachutes

✗ **No** guaranteed bonus arrangements with our executive officers

✗ **No** tax gross-ups for our executive officers, except in connection with international assignments and relocations

✗ **No** repricing of underwater stock options and no changing of thresholds for legacy performance-based awards

✗ **No** excessive perquisites

✗ **No** ongoing service-based pension benefit accruals for executive officers

✗ **No** hedging transactions or short sales of our Common Stock permitted for any executive officer; no executive officer has shares subject to a pledge

2024 Annual Compensation

Our Compensation Committee made its annual compensation determinations for our NEOs in the context of our Compensation Principles, which encompass a pay-for-performance philosophy, and after consideration of the factors set forth in —*How our Compensation Committee Makes Decisions.*

Our compensation program reflects our pay-for-performance culture, promotes retention and creates long-term shareholder alignment without undue emphasis on shorter-term results.

2024 Annual NEO Compensation Reflects:[a]

✓ Significant shareholder value creation in the year, including a 48% increase in stock price, a 9% increase in the quarterly dividend and 7% book value per share growth as well as a record amount of capital returned to common shareholders in 2024.

✓ Strong firmwide financial performance in 2024 and a significant year-over-year improvement as a result of strategic execution, the strength of our client franchise and an improving operating environment.

✓ Strengthened positioning of our two world-class, interconnected franchises, including strong progress on a number of business-level targets:

» Global Banking & Markets, where we are the premier M&A advisor and a leading global risk intermediary, poised to benefit as capital markets activity increases and well-positioned to support client needs.

» Asset & Wealth Management, where we are a leading global active asset manager, a top 5 alternative asset manager and a premier ultra-high-net worth franchise and continue to see significant growth opportunities across the franchise.

✓ Dedicated commitment to the firm's culture, Core Values and advancing the firm's people strategy.

✓ Relentless focus on client centricity and *One Goldman Sachs* as foundational drivers of delivering long-term value for shareholders.

✓ Ongoing emphasis on the criticality of investing in and maintaining a strong risk management and control environment to support our business activities.

✓ Ongoing competitive threat for the firm's talent at all levels, from both traditional banking peers as well as alternative asset managers and other non-bank liquidity providers.

(a) For source and other information, please see *Annex A: Calculation of Non-GAAP Measures and Other Information.*

2024 Firmwide Performance: Strong Execution on Strategic Priorities

Our Compensation Committee places key importance on the assessment of firmwide performance when determining NEO compensation, which is core to our pay-for-performance philosophy. Across the firm, our people share in the firm's profitability when the firm performs well, just as they share the impact when performance is down. This is especially true for the firm's most senior leaders, including our NEOs.

■ Performance was assessed in a holistic manner and guided by our Assessment Framework (using metrics determined by our Compensation Committee in early 2024), without ascribing specific weight to any single factor or metric, as we continue to believe that a formulaic compensation program would not be in the best interests of our firm or our shareholders.

■ The Committee considered the firm's financial performance, both on an absolute basis and relative to peer results, as well as in the context of the 2024 operating environment and longer-term results. **The Compensation Committee recognized that the firm delivered strong results in 2024, as senior management took steps to further execute on strategy and focus on our core franchises. We continued to bolster our client franchise through our *One Goldman Sachs* initiative and maintained wallet share gains as we continued our heightened focus on opportunities to expand our addressable market and better serve our clients.**

In addition, the Committee also considered how 2024 results were achieved, including how each NEO and each business contributed to strong performance with respect to the various client, risk management and control, and people-related strategies and goals set forth in the Assessment Framework, including as described in —*2024 Individual Performance.* For example:

- Each of our NEOs also focused on the continued commitment to an operating approach that delivers *One Goldman Sachs* to our clients, is underscored by a multi-year financial-planning process, invests in new and existing capabilities and enhances accountability and transparency.

- Our NEOs continued their focus on investing in our enterprise risk management framework and control environment in support of our business activities.

- Our NEOs also championed ongoing investment in our people and culture.

The Committee continues to focus on ensuring that the structure and amount of NEO compensation appropriately incentivizes our NEOs to continue to build long-term, sustainable growth and to achieve our financial targets, without undue emphasis on shorter-term results.

Assessment of 2024 Firmwide Performance					
Financial Performance	**ROE** 12.7%	**ROTE**[a] 13.5%	**Net Revenues** $53.5 billion	**Revenues Net of Provisions** $52.2 billion	**EPS** $40.54
	Pre-Tax Earnings $18.4 billion	**Efficiency Ratio** 63.1%	**1-Year TSR** 52%	**Standardized CET1 Capital Ratio** 15.0%	**BVPS Growth** 7.4% YoY

Strong Progress on Execution Priorities	
Global Banking & Markets[a]	■ Strong franchise positioning, including #1 in M&A; Top 3 with 119 of the Top 150 FICC & Equities clients in 1H24 vs. 77 in 2019 ■ +350 basis points wallet share gains in Global Banking & Markets since 2019 ■ Record financing revenues in FICC and Equities of $9.1 billion in 2024
Asset & Wealth Management[a]	■ Record Management and other fees of $10.4 billion in 2024, up 10% YoY ■ 2024 gross third-party alternatives fundraising across strategies of $72 billion ■ Record Private banking and lending revenues of $2.9 billion in 2024, up 12% YoY ■ Historical principal investments declined by $6.9 billion to $9.4 billion (attributed equity of $4 billion)

(a) For a reconciliation of ROTE, a non-GAAP measure, to the corresponding GAAP measure as well as source and other information, please see *Annex A: Calculation of Non-GAAP Measures and Other Information.*

2024 Individual Performance

- The Committee assesses how each NEO's individual performance (highlights of which are set forth below) contributed to the firm's overall performance, including execution of our long-term strategy, as well as how each NEO exhibited effective leadership and set the tone-at-the-top in the stewardship of our culture and Core Values.

- The Committee also considers the metrics and factors described in our Assessment Framework, including an assessment of each NEO against the criteria in the Assessment Framework and other factors, in each case as applicable dependent on each NEO's role.

2024 ANNUAL COMPENSATION



David Solomon
Chairman and CEO

Key Responsibilities

As Chairman and CEO, Mr. Solomon is responsible for overseeing our firm and leading our business operations, including development and implementation of corporate policy and strategy. He also serves as the main liaison between our Board and our firm and as the primary public face of our firm.

2024 Annual Compensation*



21% variable cash compensation

7% Carried Interest Program

5% base salary

$39M

66% PSUs

Equity-based compensation represented 70% of 2024 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

* Percentages do not sum to 100% due to rounding. Does not include Retention RSUs, which were not awarded as part of annual compensation.

Key Performance Highlights

Mr. Solomon displayed steadfast and effective leadership of our firm during 2024, demonstrating an unwavering focus on the execution of our long-term strategy, including making the necessary investments to enhance our capabilities across all lines of defense. He served as a skilled ambassador with our clients, shareholders and broader stakeholders and embodied an authentic commitment to our people and culture.

Mr. Solomon's 2024 dashboard:

Strategic Priorities & Clients

- Actively drove the firm's long-term strategy, working closely with senior leaders across the firm as they invested in the Global Banking & Markets and Asset & Wealth Management franchises and executed on the firm's other strategic priorities
  » Communicated the firm's strategic priorities with a wide variety of stakeholders
  » Engaged with leaders across the firm in support of our integrated business and strategic planning processes
- Continued focus on how the firm can capitalize on opportunities to expand addressable markets and provide differentiated capabilities and service to our clients
- Championed and embodied the firm's commitment to client centricity and *One Goldman Sachs*, including by promoting collaboration across our businesses and through extensive engagement with our clients around the world

Risk Management

- Continued to set a strong tone at the top regarding the strategic imperative of ongoing investment to maintain a strong and effective risk management and control environment
  » Continued to emphasize the importance of financial and nonfinancial risk management
  » Engaged actively throughout the year with leaders of our control, finance and operating functions, including Legal, Risk and Compliance, as well as Internal Audit
- Maintained high level of engagement with our key regulators and government leaders worldwide

People

- Served as principal sponsor of our people strategy by demonstrating an authentic commitment to our Core Values and investing in our culture, including by:
  » Regularly engaging with our people at all levels in our offices across the globe through meetings, small group roundtables and townhalls as well as sponsoring key cultural initiatives
  » Promoting our people and talent initiatives, including developing next generation talent, promoting internal mobility efforts, and continuing investments in our benefits offerings and performance management processes
  » Providing thought leadership on important topics and continuing to personally demonstrate the firm's commitment to maintaining a safe and supportive environment in which all of our people have an equal opportunity to succeed, grow and build a fulfilling career



John Waldron
President and COO

Key Responsibilities

As President and COO, Mr. Waldron's responsibilities include managing our day-to-day business, executing our firmwide strategy and other priorities and closely collaborating with our senior management team across the breadth of the firm's operations. He also engages with our clients and other stakeholders.

2024 Annual Compensation*



- 30% variable cash compensation
- 8% Carried Interest Program
- 5% base salary
- 57% PSUs

$38M

Equity-based compensation represented 60% of 2024 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

* Does not include Retention RSUs, which were not awarded as part of annual compensation.

Key Performance Highlights

During 2024, Mr. Waldron displayed a relentless focus on driving the execution of our strategic priorities with continued attention to operational efficiency and resource allocation. While doing so, he provided dedicated leadership of the firm's businesses and operations while maintaining significant client engagement and focus on risk management.

Mr. Waldron's 2024 dashboard:

Strategic Priorities & Clients

- Actively led execution of our strategic priorities, including by:
  - » Driving execution priorities, growth initiatives and achievement of KPIs in close partnership with business and functional leaders across the firm
  - » Overseeing operating efficiency initiatives, including continued optimization of organizational structure, resource allocation, expense discipline and progressing automation efforts
  - » Continuing focus on the reduction of our historical principal investments
  - » Engaging with internal and external stakeholders on our strategic priorities
- Embodied our commitment to the *One Goldman Sachs* strategy, including by promoting collaboration across our businesses, assessing key client franchises across the firm and maintaining high levels of client engagement

Risk Management

- Continued focus on the management of financial and nonfinancial risks. In doing so, closely collaborated with control, finance and operating functions and promoted a commitment to a strong risk management and control environment across the firm
- Served as Co-Chair (alongside CRO) of the Enterprise Risk Committee and as Chair of the Firmwide Reputational Risk Committee
- Maintained significant engagement around regional strategies in the context of an evolving market and geopolitical landscape
- Engaged in ongoing dialogue with key regulators and government leaders globally

People

- Exhibited cultural leadership, including by maintaining regular engagement with our people and fostering collaboration through individual meetings, small group roundtables and townhalls throughout our offices globally
- Oversaw Human Capital Management function and sponsored key people and talent initiatives, including:
  - » Focusing on the firm's leadership pipeline review process and initiatives to increase transparency, governance and rigor around succession planning
  - » Promoting Pine Street and Partnership Committee efforts to invest in culture, connectivity and talent development
  - » Leading PMD promotion process
  - » Engaging in our efforts to attract, develop and retain diverse exceptional talent
- Oversaw efforts related to the firm's location and real estate strategy



Denis Coleman
CFO

Key Responsibilities

As CFO, Mr. Coleman is responsible for managing the firm's overall financial condition, as well as financial analysis and reporting. In addition, he oversees various control functions, operations and technology and closely collaborates across our senior management team, including on issues relating to risk management and firmwide operations.

2024 Annual Compensation



30% variable cash compensation

7% Carried Interest Program

7% base salary

$27M

56% PSUs

Equity-based compensation represented 60% of 2024 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

Key Performance Highlights

In 2024, Mr. Coleman provided exemplary oversight of the firm's capital, liquidity and balance sheet to support the execution of the firm's strategic and operational goals with a steadfast focus on ensuring the safety and soundness of the firm and the strength of our risk management and control environment.

Mr. Coleman's 2024 dashboard:

Strategic Priorities & Clients

- Focused on maintaining appropriate capital, liquidity and balance sheet to prudently deploy towards franchise activity as well as future growth
- Closely collaborated with our CEO and COO on the execution of our strategic priorities and enhanced business reviews to help ensure more strategic decision making and resource allocation
- Significant stakeholder engagement, including with shareholders regarding our strategy and performance and with clients in partnership with business leaders, as well as a focus on transparency through continued improvement of quarterly earnings presentations and general shareholder engagement

Risk Management

- Led the firm's efforts to further invest in and promote the strength of our risk management and control environment and championed focus on the management of both financial and nonfinancial risks
- Prudently managed the firm's financial resources, including to:
  - » Maintain appropriate capital and liquidity to meet internal and regulatory requirements
  - » Focus on operating efficiency, resource optimization and expense management across our businesses
- Engaged in ongoing dialogue with key regulators and government leaders
- Served as Vice Chair of the Enterprise Risk Committee and as Co-Chair of the Firmwide Asset Liability Committee

People

- Maintained engagement with our people across the firm and continued his focus on convening leaders across control, finance and operating functions to foster greater collaboration
- Oversaw the transition of key leadership roles, including the CRO, Global Treasurer and Head of Investor Relations
- Championed the firm's cultural, people and talent initiatives, including through participation in the PMD selection process, leadership pipeline reviews and various other key programs



Kathryn Ruemmler
CLO and General Counsel

Key Responsibilities

As CLO and General Counsel, Ms. Ruemmler leads the firm's Legal division, providing oversight for the firm's legal affairs worldwide, and oversees the Compliance division, Office of Regulatory Relations and Conflicts Resolution Group, which oversight serves to enhance collaboration across these disciplines and ensure a consistent approach to addressing the legal, compliance and reputational risk issues facing the firm.

2024 Annual Compensation*



34% variable cash compensation

4% Carried Interest Program

7% base salary

$22.5M

56% PSUs

Equity-based compensation represented 60% of 2024 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

* Percentages do not sum to 100% due to rounding.

Key Performance Highlights

In 2024, Ms. Ruemmler served as a trusted advisor to firm leadership across a broad range of legal, reputational and regulatory matters with an exemplary track record of strong judgment and wise counsel. She also fostered a spirit of strong collaboration and a focus on synergies across the Legal, Compliance, Regulatory Relations and Conflicts Resolution functions.

Ms. Ruemmler's 2024 dashboard:

Strategic Priorities & Clients

- Regularly provided informed and constructive counsel to senior management on the development and execution of our strategic priorities

Risk Management

- Continued to champion the ongoing investment in our risk management and control environment, serving in a key leadership role in our efforts to strategically enhance our enterprise risk management framework
- Provided experienced and wise counsel to leaders across the firm on a broad range of legal, reputational and regulatory matters
- Maintained focus and leadership on the firm's litigation strategy, bringing a number of important matters to resolution in 2024
- Further enhanced the firm's engagement model with key regulators with a more centralized approach, including through the development of the Office of Regulatory Relations
- Demonstrated significant focus on the management of reputational risk, including as Co-Vice Chair of the Firmwide Reputational Risk Committee

People

- Continued to invest substantial time and thought leadership as Chair of the Firmwide Conduct Committee, with an ongoing focus on promoting the importance of integrity as an expectation of our people and leaders as well as the firm's commitment to maintaining a safe and supportive environment in which all of our people have an equal opportunity to succeed
- Focused on supporting and implementing the firm's people strategy goals across Legal, Compliance, Regulatory Relations and Conflicts Resolution functions
- Continued efforts to enhance collaboration and capitalize on synergies across the Legal, Compliance, Regulatory Relations and Conflicts Resolution functions

2024 ANNUAL COMPENSATION



John Rogers
Executive Vice President

Key Responsibilities

As Executive Vice President, Mr. Rogers serves as a senior advisor to senior management with a focus on regulatory reform matters, partnership and culture, and, in his capacity as Chairman of Goldman Sachs Foundation and *GS Gives,* corporate engagement efforts. As Secretary to the Board, Mr. Rogers serves as the principal advisor to the Board of Directors across a wide range of topics. Mr. Rogers also chairs the Supervisory Board of Goldman Sachs Bank Europe.

2024 Annual Compensation



- 33% variable cash compensation
- 4% Carried Interest Program
- 9% base salary
- 54% PSUs

$16M

Equity-based compensation represented 60% of 2024 annual variable compensation, paid 100% in PSUs subject to ongoing performance metrics.

Key Performance Highlights

During 2024, Mr. Rogers served as a principal advisor to our Executive Leadership Team and other key leaders across the firm, providing trusted advice and strategic leadership across a broad spectrum of topics, including corporate governance, strategy, regulatory reform, public policy and reputational risk management.

Mr. Rogers' 2024 dashboard:

Strategic Priorities & Clients

- Served as a strategic advisor for both the Board of Directors and senior management in the development, execution and oversight of the firm's priorities
- Devoted significant focus on regulatory reform matters in support of business priorities
- Provided oversight of the development of the firm's business in Europe as Chair of the Supervisory Board of Goldman Sachs Bank Europe

Risk Management

- Dedicated significant energy and effort to ensure the firm's transparent and constructive engagement with the Board, successfully managing a variety of complex matters relating to governance, such as enhancing oversight of significant entities worldwide and driving stakeholder engagement on governance matters
- Supported the firm's ongoing investment in its enterprise risk management environment, including a steadfast focus on the Board's oversight thereof
- Exhibited significant focus on reputational risk management, including through his tenure on the Firmwide Reputational Risk Committee

People

- Championed the firm's culture and Core Values, including to drive the firm's ongoing focus and efforts to invest in our culture and develop and execute flagship cultural programming for the firm
- Dedicated investment in cultivating and developing talent across all levels of the firm
- Continued to champion the firm's corporate engagement efforts, including through the *10,000 Small Business Investment in Rural Communities*

Annual Variable Compensation: Equity-Based - PSUs

We believe it is important to pay a significant portion of our annual variable compensation in equity-based awards. To this end, for 2024 annual compensation, 70% of Mr. Solomon's and 60% of all other NEOs' variable compensation was paid in PSUs.

Our equity-based variable compensation is subject to various robust risk-balancing features, as described more fully in —*Other Compensation Policies and Practices.* Treatment upon a termination of employment or Change in Control is described more fully in —*Executive Compensation—Potential Payments upon Termination or Change in Control.*

Year-End PSUs—Overview of Material Terms

- PSUs provide recipients with annual variable compensation that has a metrics-based outcome. The ultimate value paid to the NEO is subject to firm performance both through stock price and a metrics-based structure. ROE is used because it is a risk-based metric that is an important indicator of firmwide operating performance and is viewed by many stakeholders as a key performance metric.

- PSUs will be paid at 0-150% of the initial award based on our average ROE over 2025-2027, using absolute and relative metrics as described in the below table.

3-Year Average Absolute ROE	% Earned		3-Year Average Relative ROE	% Earned[a]
<5%	0%		<25th percentile	25%
5% to <16%	Based on relative ROE; see scale at right		25th percentile	50%
			60th percentile	100%
≥16%	150%		≥75th percentile	150%

(a) Percentage earned is scaled if performance is between specified thresholds; payout is automatically capped at 100% if 3-year average GS ROE is between 5% and 6%.

- PSU performance thresholds for PSUs granted in January 2025 (for 2024 year-end compensation) were unchanged year over year. Our Compensation Committee continues to believe these thresholds remain appropriate to incentivize senior management to achieve our strategic goals and enhance long-term shareholder value. PSU design, including performance thresholds, will continue to be reviewed annually in connection with annual compensation decisions.

- PSUs granted in January 2025 will settle in 2028. For the CEO, COO and CFO, PSUs will settle 50% in cash based on the average closing price of our Common Stock over a ten-trading-day period and 50% in Shares at Risk. For our other NEOs, PSUs will settle 100% in shares of Common Stock, substantially in the form of Shares at Risk.

- For purposes of the relative ROE metric, for PSUs granted in January 2025, our relative performance will be assessed against our U.S. and European Peers. Our Compensation Committee believes that these Peers appropriately and comprehensively reflect those firms that have a major presence across our collection of scaled businesses and that have regulatory requirements (such as with respect to capital) similar to ours.

- Average ROE is the average of the annual ROE for each year during the performance period.

  » Annual ROE for the firm is calculated as annualized net earnings applicable to common shareholders divided by average common shareholders' equity, as publicly reported by Goldman Sachs in its annual report, rounded to one decimal place.

  » For purposes of determining ROE of our Peers with respect to the PSUs' relative metrics, annual ROE is as reported in the Peer company's publicly disclosed annual report, rounded to one decimal place.

- In certain circumstances (e.g., a merger, change in corporate structure or other similar corporate transaction) that result in a substantial change in a Peer company's business or revenue mix, the Committee shall adjust the Peer group and/or make such other equitable adjustments as the Committee deems appropriate.

- Certain adjustments (e.g., to a Peer company's ROE for purposes of the relative ROE calculation) will be based on publicly disclosed financial information.

- Each PSU granted to our NEOs includes a cumulative dividend equivalent right payable only if and when that PSU is earned.

- PSUs granted to our NEOs who meet certain age and service requirements on the grant date have no additional service-based vesting requirement; however, all PSUs are subject to various robust risk-balancing features, as described in —*Other Compensation Policies and Practices* below.

- For information on the vesting and settlement of Messrs. Solomon, Waldron and Rogers' and Ms. Ruemmler's 2020 Year-End PSUs during 2024, see —*Executive Compensation—2024 Stock Vested.*

Annual Variable Compensation: Long Term Executive Carried Interest Incentive Program

The Carried Interest Program reduces the cash element of annual variable compensation in order to tie a portion of such compensation to the long-term performance of a strategic growth area for the firm.

As previously announced, in January 2025, the independent directors of the Board, as recommended by our independent Compensation Committee, approved the adoption of the Carried Interest Program and allocated carry points thereunder to each of our NEOs as well as certain of our other senior leaders.

These carry points were allocated in StoneBridge 2024 Access Fund, L.P., a multi-asset access fund with a carried interest pool that includes seven Goldman Sachs Asset Management alternatives funds launched in 2024 across multiple investing strategies, including buyout and private equity, among others.

Why Carried Interest

Designed to enhance the firm's ability to **attract and retain talent**, taking into account **unique competitive threats** for talent that Goldman Sachs faces, including from alternative asset managers and others beyond the traditional banking sector

Fosters **additional alignment** to **strategic growth area**	**Differentiated positioning** among our banking peers to be able to provide the Carried Interest Program
Portion of annual variable compensation paid in the form of **PSUs**, which are tied to ongoing firmwide performance metrics, **remains unchanged**	Value of carried interest distributions (if any) is **at risk** for the life of the fund; recipients will not realize distributions unless **specified performance returns** are achieved

Underlying fund performance that generates carried interest for the Carried Interest Program also **supports top line results** for our shareholders

In our third-party alternatives business, Goldman Sachs generally receives incentive fees (such as carried interest) based on a percentage of a fund's return or when the return exceeds a specified benchmark or other performance target after investors receive specified returns. Similar to how other companies in the alternative asset management industry compensate their employees, a portion of compensation for our employees who support this business is in the form of carried interest to directly tie their incentives to the performance of the funds they manage.

The Carried Interest Program expands upon this long-standing and well-established construct as a new element of our annual executive compensation structure to directly tie a portion of annual compensation for our most senior leaders to a key growth strategy – growing the third-party alternatives business as part of our broader strategy to drive scale in our funds and further grow more durable, fee-based revenues – in a manner that is aligned to long-term shareholder interests.

The Carried Interest Program is designed to enhance the firm's ability to attract and retain talent. The Compensation Committee and the Board considered the unique competitive threats for talent that Goldman Sachs faces, including from alternative asset managers and others beyond the traditional banking sector. It is critical for Goldman Sachs to remain competitive by ensuring that longer-term compensation opportunities remain aspirational for our senior talent in the context of an increasingly diverse competitive landscape. As a top 5 alternative asset manager,[a] Goldman Sachs

(a) For source and other Information, please see *Annex A: Calculation of Non-GAAP Measures and Other Information.*

has differentiated positioning among its banking peers to be able to provide senior leaders with the opportunity to earn carried interest under the Carried Interest Program, which spans multiple private investing strategies.

In addition, program highlights include:

- ✓ The Carried Interest Program fosters **additional alignment** in our annual compensation structure for senior leaders who are **instrumental in supporting the expansion of the third-party alternatives business** in Asset & Wealth Management and the attendant enterprise risk management capabilities.
- ✓ The Carried Interest Program **reduces the cash element** of annual variable compensation.
  - » The portion of annual variable compensation paid in the form of **PSUs**, tied to ongoing firmwide performance metrics, **remains unchanged**.
  - » The remaining portion of annual variable compensation is now allocated between cash and carry points, a long-term, at-risk form of compensation subject to fund performance, restrictive covenants and recapture provisions, among other terms.
- ✓ Value of carried interest distributions (if any) is **at risk** for the life of the fund; recipients will not realize distributions unless **specified performance returns** are achieved by underlying funds over an extended period of time.
- ✓ The underlying fund performance that generates carried interest for the Carried Interest Program also **supports top line results** for our shareholders.

Additional Details on Carried Interest Program


Annual Variable Compensation
Equity Deferral: Allocate to Equity-Based Compensation
Non-Equity Deferral: Allocate to Other Elements of Compensation
PSUs
CIP
Cash

Carry points are awarded from multi-asset access funds created by the firm from time to time, subject to fundraising activity and carry availability.

- Compensation will be converted into carry points based on a third-party valuation of the present value of the estimated future carried interest distributions from the underlying funds.
- Carried Interest Program allocations did not exceed 8% of annual variable compensation for any NEO.

What is an Access Fund?

Access funds are created by the firm to facilitate employee participation in a basket of alternatives funds; allocation among the various underlying funds is pre-established under the terms of the access fund.

To be utilized as part of the Carried Interest Program going forward, subject to applicable laws and regulations, the access fund carry pool will include any funds raised in that year that have a total projected carried interest pool greater than or equal to $100 million at the time of fundraising and such other funds as Asset & Wealth Management may determine (no Carried Interest Program participant will have a role in fund selection).

In developing the Carried Interest Program, the Compensation Committee, with the advice of its internal and external advisors, including FW Cook, reviewed and considered a variety of potential structures for, and potential terms of, the program. In doing so, it weighed the benefits and considerations of using carry points as a compensatory tool and the mechanisms through which to do so (e.g., whether as part of or in addition to our annual compensation program, level of participation, impact on overall compensation mix and program terms, such as whether any cap on carried interest distributions would be appropriate, among other things) as well as the variety of perspectives that shareholders and other stakeholders may be expected to have with respect thereto. The Committee also reviewed information about our historical fund performance.

Key Terms of the Carried Interest Program	
Program Participation	Executive Officers (including each of our NEOs) The program may also be provided to certain other senior leaders as may be determined from time to time by the Compensation Committee.
Percentage of Annual Variable Compensation	For 2024, the Carried Interest Program will represent: ■ CEO: 25% of non-equity deferral (i.e., 7.5% of annual variable compensation) ■ COO, CFO: 20% of non-equity deferral (i.e., 8% of annual variable compensation) ■ Other NEOs: 10% of non-equity deferral (i.e., 4% of annual variable compensation) The percentage of annual variable compensation allocated to the CIP will be reduced, including to zero, for each participant in a year where insufficient carry points are available. In addition, when making compensation determinations for a given year, the Compensation Committee may determine to adjust for such year the percentage of annual variable compensation to be allocated to the Carried Interest Program as it deems necessary, desirable or appropriate.
Conversion Mechanism	Allocation of carry points is based on a third party valuation of the present value of the estimated future carried interest distributions from the underlying funds. A valuation will be conducted for each applicable access fund that will be part of the Carried Interest Program.
Distributions	Distributions will be paid in cash based on the performance of the assets within the funds and the performance requirements (e.g., preferred returns) and other provisions set forth in the Amended and Restated Agreement of Limited Partnership (together with the subscription agreement or other related materials, the partnership agreement) and underlying fund documentation. Distributions will be paid in proportion to the percentage of overall carry points held by a participant. If and when such distributions are made, any amounts paid to our NEOs will be disclosed in the Summary Compensation Table in the proxy statement for that year.
Vesting	Carry points vest ratably over three years, with certain exceptions as provided in the partnership agreement. Carried Interest Program participants who meet certain age and service requirements have no future service requirement, and carry points will continue to vest on the three-year ratable schedule following termination subject to compliance with restrictive covenants (i.e., no acceleration of vesting). All other terminations will result in forfeiture of unvested carry points and any related future distributions. Vesting is subject to compliance with agreements with the firm, including notice period, non-compete and non-solicit covenants.
Recapture Provisions	Carry points and any related distributions will be subject to forfeiture and clawback provisions, including recapture for events constituting Cause, failure to perform obligations under any agreement with Goldman Sachs and participating in (or otherwise overseeing or being responsible for, depending on the circumstances, another individual's participation in) materially improper risk analysis or failing to sufficiently raise concerns about risks (see —*Other Compensation Policies and Practices*). Distributions may also be subject to repayment pursuant to the additional terms and conditions set forth in the partnership agreement.
Other Key Terms	No distributions (other than tax distributions) will be paid to participants for a year in which the firm's ROE is less than 5% or its CET1 ratio falls below regulatory minimums; in those circumstances, distributions will be deferred until ROE and capital requirements are met.

Carried Interest Program participants will also be expected to make a minimum limited partner commitment ($1 million for the CEO, COO and CFO; $50,000 for other participants) in each applicable access fund in years in which the Carried Interest Program is included as part of their annual incentive compensation; no additional carry points will be awarded in respect of this commitment.

Carried Interest Program participants, may, and often do, make voluntary personal investments in our private investment funds. Following the adoption of the Carried Interest Program, Carried Interest Program participants will not be eligible to receive a carried interest allocation in connection with any new, voluntary personal investments in our funds. See also *Certain Relationships and Transactions*.

Equity-Based Long-Term Incentive: Retention RSUs

Retention RSUs reflect the Board's desire to retain the current CEO and COO as a senior leadership team and maintain a strong succession plan for the future of the firm.

As previously announced, in January 2025, the independent directors of the Board, as recommended by our independent Compensation Committee, granted Retention RSUs to each of David Solomon and John Waldron.

The Retention RSUs reflect the Board's desire to retain the current CEO and COO as a senior leadership team, sustain the strong momentum they have demonstrated in executing on our firmwide strategic priorities, help promote stability and continuity in our senior leadership and maintain a strong succession plan for the future of the firm. Among other considerations, the Board took into account each of Mr. Solomon's and Mr. Waldron's strategic leadership and performance over their tenures. The Board also noted that the future annual expense of the Retention RSUs represented approximately 0.2% of the firm's 2024 compensation and benefits expense.

Promote retention and stability in senior leadership	**Further enhance alignment** with long-term shareholder value creation (100% stock-based)
Sustain momentum in strong execution of firmwide strategic priorities	**Recognize strong performance** and strategic leadership over CEO/COO tenures

The Retention RSUs are 100% stock-based awards, and therefore further enhance Messrs. Solomon's and Waldron's alignment with long-term shareholder value creation. The Retention RSUs were not awarded as part of Messrs. Solomon's and Waldron's annual compensation. 2024 annual compensation was determined based on the factors described in *—How our Compensation Committee Makes Decisions* and *—2024 Annual Compensation* above.

Key Terms of the Retention RSUs

Grant Amount	■ 130,508 RSUs ($80 million grant date value) ■ The number of Retention RSUs determined based on a conversion price of $612.99, the closing price per share of Common Stock on the NYSE on January 16, 2025, the grant date ■ Retention RSUs include a dividend equivalent right
Vesting	Five-year cliff vesting (will not vest until January 2030, subject to continuous service with Goldman Sachs and with only certain limited exceptions provided in the applicable award agreement and the SIP, such as death and disability).
Form of Settlement	Settled 100% in shares of Common Stock following the end of the five-year vesting period. Shares delivered pursuant to the Retention RSUs will be subject to the firm's stock ownership guidelines and retention requirements (see *—Other Compensation Policies and Practices*).
Recapture Provisions	Retention RSUs will be subject to the firm's forfeiture and clawback provisions (see *—Other Compensation Policies and Practices*).

Equity-Based Long-Term Incentive: Shareholder Value Creation Awards

As previously disclosed, the non-employee members of our Board, upon the recommendation of our independent Compensation Committee, granted SVC Awards to Messrs. Solomon and Waldron in October 2021 and, in response to shareholder feedback regarding the importance of aligning the incentive structure across our senior leadership team, more broadly to members of our Management Committee, including Messrs. Coleman and Rogers and Ms. Ruemmler, in January 2022.

Among other considerations, the SVC Awards were designed to provide an additional incentive with rigorous performance thresholds to drive long-term shareholder value creation. These awards were not and are not part of annual compensation. 2024 annual compensation was determined based on the factors described in *—How our Compensation Committee Makes Decisions* and *—2024 Annual Compensation* above.

Key terms of the SVC Awards are described below. Final achievement of the award remains subject to ongoing performance through the completion of the five-year award term. Any amounts earned pursuant to the SVC Awards will be delivered 100% in Common Stock, subject to one-year transfer restrictions.

Key Terms of our NEOs' SVC Awards[a]					
TSR Thresholds (Absolute & Relative)	**Cumulative Absolute TSR Goals**	**% of Target Earned**		**Relative TSR Goals**	**% of Target Earned**
	≥75%	75%	**+**	≥80th percentile	75%
	60%	50%		65th percentile	50%
	47%	25%		40th percentile	25%
	<47%	0%		<40th percentile	0%
	Performance-based vesting for the SVC Awards is based 50% on absolute TSR goals and 50% on relative TSR goals, all of which have been pre-established by the Board.				
Peer Group for Relative Thresholds	U.S. Peers: BAC, C, JPM, MS, BK, WFC				
Achievement of Thresholds	■ Absolute TSR: Highest average adjusted closing price of GS stock for any 30 consecutive trading days during performance period ■ Relative TSR: 30-day average adjusted closing price prior to beginning and end of performance period				
Performance Period and Vesting	Vesting will occur over a five-year performance period beginning for all SVC Awards on October 21, 2021, subject to continuous service until the end of the five-year performance period, with limited exceptions provided in the applicable award agreement and the SIP, such as death and disability.				
Form of Settlement and Transfer Restrictions	Any amounts earned under the SVC Awards are settled 100% in shares of Common Stock that will deliver at the end of the five-year performance period. Any shares earned will be Shares at Risk subject to transfer restrictions for one year after delivery, and will also be subject to forfeiture and clawback provisions (see —*Other Compensation Policies and Practices*).				

(a) See —*Compensation Discussion and Analysis—Equity-Based Variable Compensation Elements of Annual Compensation—Shareholder Value Creation Awards —A Detailed Look* in our proxy statement for our 2023 Annual Meeting of Shareholders for more details.

Other Compensation Policies and Practices

Robust Risk-Balancing Features

Compensation granted to our NEOs is subject to various long-standing risk-balancing features, including the use of Shares at Risk, retention requirements and, for our Executive Leadership Team, additional stock ownership guidelines.

■ **Shares at Risk:** Shares at Risk are shares (after applicable tax withholding) that are subject to transfer restrictions as follows:

» For PSUs granted as part of annual compensation, calculated based on the grant date (for 2024 Year-End PSU awards granted in January 2025, Shares at Risk will be subject to transfer restrictions through January 2029).

» For SVC Awards, Shares at Risk will be subject to transfer restrictions for one year after delivery (through October 2027) of any shares of Common Stock that are earned.

Transfer restrictions generally prohibit the sale, transfer, hedging or pledging of underlying Shares at Risk, even if the NEO leaves our firm (subject to limited exceptions). See —*Executive Compensation—Potential Payments upon Termination or Change in Control* for more detail. Any shares delivered pursuant to the Retention RSUs will not have any additional transfer restrictions.

■ **Retention Requirements:** Pursuant to our internal policy applicable to members of our Management Committee, each of our NEOs is subject to retention requirements with respect to shares of Common Stock received in respect of equity awards:

» Our CEO is required, for so long as he holds such position, to retain (directly or indirectly through estate planning entities) at least 75% of the shares of Common Stock granted (net of payment of any withholding taxes) as compensation (After-Tax Shares) since becoming CEO.

» Similarly, each of our COO and CFO is required, for so long as he holds such position, to retain (directly or indirectly through estate planning entities) at least 50% of After-Tax Shares granted as compensation since being appointed to such position.

» Our other NEOs are required, for so long as they serve on the firm's Management Committee, to retain (directly or indirectly through estate planning entities) at least 25% of After-Tax Shares granted as compensation since being appointed to the Management Committee.

■ **Stock Ownership Guidelines:** In addition, our Executive Leadership Team is subject to additional stock ownership guidelines that supplement the retention requirements. These guidelines provide that:

» Our CEO must retain beneficial ownership of a number of shares of Common Stock equal in value to 10x his base salary for so long as he remains our CEO.

» Each of our COO and CFO must retain beneficial ownership of a number of shares of Common Stock equal in value to 6x his base salary for so long as he remains in such position at the firm.

» Transition rules apply in the event that an individual becomes newly appointed to one of the positions subject to these guidelines.

» Each member of our Executive Leadership Team met these stock ownership guidelines in 2024.

■ **Recapture Provisions:** We have a long-standing practice of including robust forfeiture and recapture provisions (collectively, Recapture) in our variable compensation award agreements. Pursuant to these Recapture provisions, if, after delivery, payment or release of transfer restrictions, we determine that a forfeiture event had previously occurred, we can require repayment to the firm of the award (including amounts withheld to pay withholding taxes) and any other amounts paid or delivered in respect thereof.

» Our Conduct-Related Recapture rights include:

	Cause	Failure to Consider Risk
Who	Each employee who receives equity-based awards as part of their year-end compensation (since the firm's IPO); participants in the Carried Interest Program	Each employee who receives equity-based awards as part of their year-end compensation (since 2009 year-end); participants in the Carried Interest Program
Application	If such employee engages in conduct constituting Cause, including: ■ Conviction in a criminal proceeding on certain misdemeanor charges, on a felony charge or an equivalent charge; ■ Engaging in employment disqualification conduct under applicable law; ■ Willful failure to perform their duties to the firm; ■ Violation of any securities or commodities laws, rules or regulations of any relevant exchange or association of which the firm is a member; ■ Violation of any of our policies concerning hedging, pledging or confidential or proprietary information, or materially violates any other of our policies; ■ Impairing, impugning, denigrating, disparaging or reflecting negatively upon our name, reputation or business interests; or ■ Engaging in conduct detrimental to the firm	If, during the time period specified in the award agreement, such employee participated (or otherwise oversaw or was responsible for, depending on the circumstances, another individual's participation) in the structuring or marketing of any product or service, or participated on behalf of the firm or any of its clients in the purchase or sale of any security or other property, in any case without appropriate consideration of the risk to the firm or the broader financial system as a whole (e.g., where such employee has improperly analyzed such risk or where they failed sufficiently to raise concerns about such risk), and, as a result of such action or omission, the Compensation Committee determines there has been, or reasonably could be expected to be, a material adverse impact on the firm, the employee's business unit or the broader financial system
What	All outstanding equity-based awards (e.g., PSUs, RSUs, SVC Awards and underlying Shares at Risk) as well as carry points and related distributions pursuant to the Carried Interest Program, in each case at the time the conduct constituting Cause occurs	All equity-based awards (e.g., PSUs, RSUs, SVC Awards and underlying Shares at Risk) covered by the specified time period (e.g., the year for which the award was granted, the retention period, or, for SVC Awards, the entire performance period) as well as carry points and related distributions pursuant to the Carried Interest Program

- In addition, our Compensation Committee has adopted two clawback policies (together, Accounting-Related Recapture) that generally permit Recapture of awards (including equity-based awards and underlying Shares at Risk):

  » In January 2015, our Compensation Committee adopted a comprehensive, standalone clawback policy that, among other things, expands our Recapture rights if the events covered by the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) occur, applying such provision to all variable compensation (whether cash or equity-based, including both time- and performance-based awards, or pursuant to the CIP) paid to any member of our Executive Leadership Team, even though the Sarbanes-Oxley provision on which the Policy is based requires that such a clawback apply only to our CEO and CFO.

  » Our Compensation Committee also adopted an additional clawback policy in October 2023, as required by Section 10D of the Exchange Act and the listing standards adopted by the NYSE (the Dodd-Frank Clawback Policy). In the event of certain accounting restatements, this policy requires us to pursue recovery from current and certain former executive officers of any amount of incentive-based awards that exceeds the amount that would have otherwise been received if calculated based on the restated financial reporting measure, calculated on a pre-tax basis.

- In addition, our equity-based awards, underlying Shares at Risk and carry points (in each case as applicable) granted to our NEOs also provide for Recapture, including if:

  » Our firm is determined by bank regulators to be "in default" or "in danger of default" as defined under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or it fails to maintain for 90 consecutive business days the required "minimum Tier 1 capital ratio" (as defined under Federal Reserve Board regulations);

  » The NEO associates with any business that constitutes a Covered Enterprise (as defined in —*Executive Compensation —Potential Payments upon Termination or Change in Control*);

  » The NEO solicits our clients or prospective clients to transact business with a Covered Enterprise or refrain from doing business with us or interferes with any of our client relationships;

  » The NEO solicits certain employees of the firm;

  » The NEO fails to perform obligations under any agreement with us; or

  » The NEO does not satisfy or adhere to the terms of the award agreement or the partnership agreement, as applicable.

Hedging Policy; Pledging of Common Stock; Insider Trading Policy

Our executive officers (including our NEOs) and non-employee directors are prohibited from hedging any shares of our Common Stock, even shares they can freely sell, for so long as they remain executive officers or non-employee directors, as applicable. In addition, our NEOs, non-employee directors and all other employees are prohibited from hedging or pledging their equity-based awards. Our employees, other than our executive officers, may hedge only shares of our Common Stock that they can otherwise sell. However, they may not enter into uncovered hedging transactions or "short" sales of our Common Stock. Additionally, employees and directors may not act on investment decisions with respect to our Common Stock, except during applicable "window periods." The restrictions described above also generally apply to such individual's immediate family, household members and dependents. In addition, none of our executive officers or non-employee directors has any shares of Common Stock subject to a pledge.

We have also adopted an insider trading policy that governs the purchase, sale and/or other disposition of our securities by our directors, officers and employees and other covered persons, as well as Goldman Sachs itself, and which we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. A copy of our insider trading policy is filed as an exhibit to our 2024 Annual Report on Form 10-K.

Qualified Retirement Benefits

During 2024, each NEO participated in The Goldman Sachs 401(k) Plan (401(k) Plan), which is our U.S. broad-based tax-qualified retirement plan. In 2024, these individuals were eligible to make pre-tax, after-tax and/or "Roth" after-tax contributions to our 401(k) Plan and receive a dollar-for-dollar matching contribution from us on the amount of pre-tax and/or "Roth" after tax-contributions they contributed, up to a maximum of $12,500. For 2024, these individuals each received a matching contribution of $12,500.

Perquisites and Other Benefits

Our NEOs received in 2024 certain benefits that are considered "perquisites" for purposes of the SEC rules regarding compensation disclosure. While our Compensation Committee was provided with the estimated value of these items, it determined, as in prior years, not to give these amounts significant consideration in determining our NEOs' 2024 variable compensation.

During 2024, we made available to each of our Executive Leadership Team a car and driver and, in some cases, other services, including for security. We also offered our NEOs benefits and tax counseling services, generally provided or arranged by our subsidiary, The Ayco Company, L.P. (Ayco), to assist them with tax and regulatory compliance and to provide them with more time to focus on the needs of our business.

Our NEOs participate in our executive medical and dental program and receive executive life insurance while they remain PMDs. Our NEOs also receive long-term disability insurance coverage. Our NEOs (and their covered dependents) are also eligible for a retiree healthcare program and receive certain other perquisites, some of which have no incremental cost to us.

Section 162(m)

Section 162(m) of the Internal Revenue (Code) limits the tax deductibility of executive compensation paid to each of our "covered employees" to $1 million. In setting 2024 executive compensation, our Compensation Committee considered the factors identified in more detail in —*How our Compensation Committee Makes Decisions* and did not take this limit on deductibility into account.

GS Gives

As a key element of the firm's overall impact investing platform, we established our *GS Gives* program to coordinate, facilitate and encourage global philanthropy by our PMDs. Accordingly, firm contributions supported a $147 million 2024 *GS Gives* program.

GS Gives underscores our commitment to philanthropy through diversified and impactful giving, harnessing the collaborative spirit of the firm's partnership while also inspiring our firm's next generation of philanthropists. We ask our PMDs to make recommendations of not-for-profit organizations to receive grants from the firm's contributions to *GS Gives. GS Gives* has made approximately $2.6 billion in grants and partnered with over 10,000 not-for-profit organizations supporting over 140 countries around the world since its inception.

Grant recommendations from our PMDs help to ensure that *GS Gives* invests in a diverse group of charities that improves the lives of people in communities around the world. We encourage our PMDs to make recommendations of grants to organizations consistent with *GS Gives'* mission of fostering innovative ideas, solving economic and social issues and enabling progress in underserved communities globally. *GS Gives* undertakes diligence procedures for donations and has no obligation to follow recommendations made to us by our PMDs.

In 2024, *GS Gives* accepted the recommendations of over 490 current and retired PMDs and granted over $185 million to over 2,600 not-for-profit organizations around the world. *GS Gives* made grants across a wide range of areas, including access to high quality education, disaster relief, and innovative medical research, in addition to our continued support for the Analyst Impact Fund, which allows analysts to compete for a grant from *GS Gives* for the not-for-profit of their choice. Amounts recommended by our NEOs in 2024 for donation by *GS Gives* were: Mr. Solomon - $4 million; Mr. Waldron - $3.5 million; Mr. Rogers - $3.5 million; Mr. Coleman - $2.5 million; and Ms. Ruemmler - $1 million.

Executive Compensation

The 2024 Summary Compensation Table below sets forth compensation information relating to 2024, 2023 and 2022. However, in accordance with SEC rules, compensation information for NEOs is only reported beginning with the year that such executive became an NEO. For a discussion of 2024 annual NEO compensation, please read —*Compensation Discussion and Analysis* above.

Pursuant to SEC rules, the 2024 Summary Compensation Table is required to include for a particular year only those equity-based awards granted during that year, rather than awards granted after year-end, even if awarded for services in that year. SEC rules require disclosure of cash compensation to be included in the year earned, even if payment is made after year-end.

Generally, we grant equity-based awards and pay any cash variable compensation for a particular year shortly after that year's end. As a result, annual equity-based awards and cash variable compensation are disclosed in each row of the table as follows:

2024
- "Bonus" is cash variable compensation for **2024**
- "Stock Awards" are PSUs awarded for **2023** (referred to as 2023 Year-End PSUs)

2023
- "Bonus" is cash variable compensation for **2023**
- "Stock Awards" are PSUs awarded for **2022** (referred to as 2022 Year-End PSUs)

2022
- "Bonus" is cash variable compensation for **2022**
- "Stock Awards" are:
  » PSUs awarded for **2021** (referred to as 2021 Year-End PSUs), including PSUs awarded to Mr. Coleman for 2021 that satisfy U.K. regulatory requirements in respect of Mr. Coleman's prior role (referred to as 2021 Year-End U.K. PSUs)
  » RSUs awarded to Mr. Coleman for **2021** that satisfy U.K. regulatory requirements in respect of Mr. Coleman's prior role (referred to as 2021 U.K. RSUs)
  » SVC Awards granted to Mr. Coleman and Ms. Ruemmler in **2022**

Equity-based awards granted in January 2025 will be included in the 2025 Summary Compensation Table in our proxy statement for our 2026 Annual Meeting of Shareholders. Carried interest distributions (if any) pursuant to the Carried Interest Program will be disclosed in "All Other Compensation" for the year in which such distributions occur. No distributions pursuant to the newly established Carried Interest Program are included in the 2024 Summary Compensation Table below as no distributions have been made.

2024 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)			Change in Pension Value ($)[c]	All Other Compensation ($)[d]	Total ($)
				Year-End Awards[a]	SVC Award[b]	Total			
David Solomon Chairman and CEO	2024	2,000,000	8,325,000	19,839,812	—	19,839,812	—	1,125,298	31,290,110
	2023	2,000,000	8,700,000	15,649,863	—	15,649,863	99	653,298	27,003,260
	2022	2,000,000	6,900,000	22,404,343	—	22,404,343	—	860,988	32,165,331
John Waldron President and COO	2024	1,850,000	11,568,000	16,506,948	—	16,506,948	—	1,046,600	30,971,548
	2023	1,850,000	11,260,000	12,626,934	—	12,626,934	492	564,258	26,301,684
	2022	1,850,000	8,660,000	18,127,364	—	18,127,364	—	515,578	29,152,942
Denis Coleman CFO	2024	1,850,000	8,048,000	10,643,117	—	10,643,117	—	537,693	21,078,810
	2023	1,850,000	7,260,000	8,835,914	—	8,835,914	2,360	661,244	18,609,518
	2022	1,850,000	6,060,000	11,158,962	3,341,555	14,500,517	—	1,248,353	23,658,870
Kathryn Ruemmler CLO and General Counsel	2024	1,500,000	7,560,000	8,305,400	—	8,305,400	—	269,689	17,635,089
	2023	1,500,000	5,800,000	5,947,730	—	5,947,730	—	128,494	13,376,224
	2022	1,500,000	4,200,000	9,021,951	2,339,034	11,360,985	—	68,859	17,129,844
John Rogers Executive Vice President	2024	1,500,000	5,220,000	6,587,141	—	6,587,141	244	770,528	14,077,913

(a) Amounts included for 2024 represent the grant date fair value of 2023 Year-End PSUs granted in January 2024 for services in 2023. Grant date fair value for 2023 Year-End PSUs for Messrs. Solomon, Waldron and Coleman is determined by multiplying the target number PSUs by $380.56, the closing price per share of Common Stock on the NYSE on January 29, 2024, the grant date. Grant date fair value for 2023 Year-End PSUs for Ms. Ruemmler and Mr. Rogers is determined by multiplying the target number PSUs by $377.18, the closing price per share of Common Stock on the NYSE on January 17, 2024, the grant date. For the portion of the 2023 Year-End PSUs granted to each of our NEOs that is stock settled, the value includes an approximately 5% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these PSUs. Assuming achievement of maximum performance targets, the grant date fair value of 2023 Year-End PSUs for each of Messrs. Solomon, Waldron, Coleman and Rogers and Ms. Ruemmler would be $29,759,900, $24,760,795, $15,964,676, $9,880,711 and $12,458,100, respectively. Amounts included for 2023 represent the grant date fair value of 2022 Year-End PSUs granted in January 2023 for services in 2022. Grant date fair value for 2022 Year-End PSUs for Messrs. Solomon, Waldron and Coleman is determined by multiplying the target number of PSUs by $354.97, the closing price per share of Common Stock on the NYSE on January 26, 2023, the grant date. Grant date fair value for 2022 Year-End PSUs for Ms. Ruemmler is determined by multiplying the target number of PSUs by $349.09, the closing price per share of Common Stock on the NYSE on January 18, 2023, the grant date. For the portion of the 2022 Year-End PSUs granted to each of our NEOs that is stock settled, the value includes an approximately 6% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these PSUs. Assuming achievement of maximum performance targets, the grant date fair value of 2022 Year-End PSUs for each of Messrs. Solomon, Waldron and Coleman and Ms. Ruemmler would be $23,474,795, $18,940,568, $13,253,870 and $8,921,760, respectively. Amounts included for 2022 represent the grant date fair value of 2021 Year-End PSUs, and for Mr. Coleman, 2021 Year-End U.K. PSUs and 2021 U.K. RSUs, in each case granted in January 2022 for services in 2021. Grant date fair value for 2021 Year-End PSUs for Messrs. Solomon and Waldron is determined by multiplying the target number of PSUs by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date. Grant date fair value for 2021 Year-End PSUs for Mr. Coleman (including his 2021 Year-End U.K. PSUs) and Ms. Ruemmler is determined by multiplying the target number of PSUs by $347.32, the closing price per share of Common Stock on the NYSE on January 19, 2022, the grant date. For the portion of the 2021 Year-End PSUs granted to each of our NEOs that is stock settled, the value includes an approximately 6% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these PSUs. For Mr. Coleman's 2021 Year-End U.K. PSUs, the value also includes an approximately 14% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these PSUs and the lack of dividend equivalent rights. Assuming achievement of maximum performance targets, the grant date fair value of 2021 Year-End PSUs for each of Messrs. Solomon, Waldron and Coleman and Ms. Ruemmler would be $33,606,688, $27,191,219, $3,894,900 and $13,533,089, respectively. Assuming achievement of maximum performance targets, the grant date fair value of 2021 Year-End U.K. PSUs for Mr. Coleman would be $12,241,470. Grant date fair value for 2021 U.K. RSUs granted to Mr. Coleman is determined by multiplying the aggregate number of RSUs by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date.

(b) Amounts included represent the grant date fair value of SVC Awards granted to Mr. Coleman and Ms. Ruemmler in January 2022. Grant date fair value for SVC Awards granted to Mr. Coleman and Ms. Ruemmler is determined by multiplying the target number by $347.01, the closing price per share of Common Stock on the NYSE on January 28, 2022, the grant date, and including an approximately 61% discount related to the probability of achieving the award's goals and transfer restrictions on the Common Stock underlying these awards. Assuming achievement of maximum performance targets and vesting requirements, the grant date fair value of the SVC Awards for each of Mr. Coleman and Ms. Ruemmler would be $11,735,734 and $8,214,982, respectively, without application of a discount related to the probability of achieving the goals and with an approximately 8% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these awards.

(c) Ms. Ruemmler is not a participant in any applicable plan. For 2024, the change in pension value for certain NEOs was negative as follows: Mr. Solomon: $(34), Mr. Waldron: $(405) and Mr. Coleman: $(2,503).

(d) The following chart, together with the narrative below, describes the benefits and perquisites for 2024 contained in the "All Other Compensation" column above.

Name	Defined Contribution Plan Employer Contribution ($)	Term Life Insurance Premium ($)	Executive Medical and Dental Plan Premium ($)	Long-Term Disability Insurance Premium ($)	Executive Life Premium ($)	Benefits and Tax Counseling Services ($)*	Car ($)**	Carried Interest Distributions ($)***
David Solomon	12,500	118	23,380	397	29,278	156,495	89,041	732,379
John Waldron	12,500	118	94,545	397	11,225	119,114	82,086	689,643
Denis Coleman	12,500	118	94,545	397	8,939	79,638	85,197	218,591
Kathryn Ruemmler	12,500	118	23,380	397	11,840	26,673	—	194,190
John Rogers	12,500	118	94,545	397	52,900	91,669	—	516,683

* Amounts reflect the incremental cost to us of benefits and tax counseling services provided by Ayco or by another third-party provider, as applicable. For services provided by Ayco, cost is determined based on the number of hours of service provided by, and compensation paid to, individual service providers. For services provided by others, amounts are payments made by us to those providers.

** Amounts reflect the incremental cost to us attributable to commuting and other non-business use. We made available to each member of our Executive Leadership Team in 2024 a car and driver for security and business purposes. The cost of providing a car is determined on an annual basis and includes, as applicable, annual car lease, car service fees, insurance cost and driver compensation, as well as miscellaneous expenses (e.g., fuel, car maintenance).

*** Amounts reflect carried interest distributions made in 2024 from historical, voluntary co-investments made in firm-sponsored funds; amounts for 2022 and 2023 have also been updated to include carried interest distributed to our NEOs in the applicable year. Each of these amounts were previously referred to as overrides and were previously disclosed in *Certain Relationships and Transactions*. As may be applicable from time to time, carried interest distributions may include tax distributions. There have been no distributions pursuant to the newly established Carried Interest Program.

Also included in the "All Other Compensation" column are amounts reflecting the incremental cost to us of providing our identity theft safeguards program for U.S. PMDs, assistance with certain travel arrangements, in-office meals and security services. We provide personal security (the incremental cost of which was $80,021, $35,344 and $35,344 for Messrs. Solomon, Waldron and Coleman, respectively) for the benefit of our firm and our shareholders. We do not consider these security measures to be personal benefits but rather business-related necessities due to the high-profile standing of our Executive Leadership Team and the firm's evaluation of the threat environment related to them, including in respect of recent violence and threats of violence directed to corporate executives.

We provide our NEOs, on terms consistent with those provided to our other executive officers and PMDs and at no up front incremental out-of-pocket cost to our firm, waived or reduced fees in connection with investments in certain funds and other accounts managed or sponsored by Goldman Sachs, unused tickets to certain events and certain negotiated discounts with third-party vendors.

The primary purpose of our corporate aircraft is to facilitate business. Our CEO and COO are expected to use our corporate aircraft, including for personal travel, for security reasons, as well as to maximize the efficiency of their travel time and their availability for firm business. In addition, our other NEOs who have time sharing agreements with us may use our corporate aircraft for personal use in limited circumstances. Our policy is to require reimbursement of the aggregate incremental costs to the firm associated with any personal use by our NEOs.

2024 Grants of Plan-Based Awards

The following table sets forth 2023 Year-End PSUs granted in early 2024. In accordance with SEC rules, the table does not include awards that were granted in 2025. See —*Compensation Discussion and Analysis* above for a discussion of those awards. As set forth below, we did not issue options or stock appreciation rights in 2024 and do not have policies specifically relating to the issuance of such awards.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[a]			Grant Date Fair Value of Stock Awards ($)[b]
		Threshold (#)	Target (#)	Maximum (#)	
David Solomon	1/29/2024	0	53,343	80,015	19,839,812
John Waldron	1/29/2024	0	44,382	66,574	16,506,948
Denis Coleman	1/29/2024	0	28,616	42,924	10,643,117
Kathryn Ruemmler	1/17/2024	0	23,066	34,599	8,305,400
John Rogers	1/17/2024	0	18,294	27,441	6,587,141

(a) Consists of 2023 Year-End PSUs granted in January 2024. See —*2024 Outstanding Equity Awards at Fiscal Year-End* and —*Potential Payments upon Termination or Change in Control* below for additional information.

(b) Amounts included represent the grant date fair value. Grant date fair value for 2023 Year-End PSUs for Messrs. Solomon, Waldron and Coleman is determined by multiplying the target number of PSUs by $380.56, the closing price per share of Common Stock on the NYSE on January 29, 2024, the grant date. Grant date fair value for 2023 Year-End PSUs for Ms. Ruemmler and Mr. Rogers is determined by multiplying the target number of PSUs by $377.18, the closing price per share of Common Stock on the NYSE on January 17, 2024, the grant date. For the portion of the 2023 Year-End PSUs granted to each of our NEOs that is stock settled, the value includes an approximately 5% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these PSUs.

2024 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth:

- 2023 Year-End PSUs granted in January 2024 to each of our NEOs;
- 2022 Year-End PSUs granted in January 2023 to each of our NEOs;
- 2021 Year-End PSUs granted in January 2022 to each of our NEOs (including 2021 Year-End U.K. PSUs granted in January 2022 to Mr. Coleman); and
- SVC Awards granted to Messrs. Solomon and Waldron in October 2021 and to Messrs. Coleman and Rogers and Ms. Ruemmler in January 2022.

Name	Stock Awards			
	Number of Shares or Units that Have Not Vested (#)	Market Value of Shares or Units that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)[a]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[b]
David Solomon	—	—	238,532	136,588,194
John Waldron	—	—	183,681	105,179,414
Denis Coleman	—	—	113,831	65,181,907
Kathryn Ruemmler	—	—	85,849	49,158,854
John Rogers	—	—	78,920	45,191,170

(a) The awards reflected in this column are the 2023 Year-End PSUs granted in January 2024 to each of our NEOs, 2022 Year-End PSUs granted in January 2023 to each of our NEOs, and 2021 Year-End PSUs granted in January 2022 to each of our NEOs and 2021 Year-End U.K. PSUs granted in January 2022 to Mr. Coleman. It also reflects the SVC Awards granted to Messrs. Solomon and Waldron in October 2021 and to Messrs. Coleman and Rogers and Ms. Ruemmler in January 2022. Pursuant to SEC rules, the 2021 Year-End PSUs (including the 2021 Year-End U.K. PSUs), the 2022 Year-End PSUs, the 2023 Year-End PSUs and the SVC Awards are represented at the target number of shares that may be earned. The ultimate number of shares earned under the 2021 (including the 2021 Year-End U.K. PSUs), 2022 and 2023 Year-End PSUs (if any) will be determined based on the firm's average ROE, both on an absolute basis and relative to a Peer group, over the performance vesting period 2022-2024, 2023-2025 and 2024-2026, respectively. The ultimate number of shares earned under the SVC Awards will be determined based on the achievement of TSR goals on an absolute basis and relative to a Peer group over a five-year performance period beginning in October 2021. In each case, the amount shown does not represent the actual achievement to date under the award, and final information including regarding applicable Peer group performance to date was not available as of the time of filing of this Proxy Statement.

(b) Pursuant to SEC rules, the dollar value in this column represents the number of shares shown in the immediately prior column multiplied by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024.

2024 Stock Vested

The following table sets forth information regarding the value of the 2020 Year-End PSUs granted to Messrs. Solomon, Waldron and Rogers and Ms. Ruemmler, which settled on April 30, 2024, and the remaining portion of Ms. Ruemmler's April 2020 RSUs, which vested on December 31, 2024. No information is reportable with respect to Mr. Coleman for 2024 in this table. 2021 Year-End PSUs (including the 2021 Year-End U.K. PSUs) granted to each of our NEOs, which are expected to settle in Spring 2025 when final information regarding applicable Peer performance is available, will be reflected in the 2025 Stock Vested table in our proxy statement for our 2026 Annual Meeting of Shareholders.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[a]	Value Realized on Vesting ($)[c]
David Solomon	56,032	23,698,174
John Waldron	51,590	21,819,459
Kathryn Ruemmler	22,846[b]	12,102,311
John Rogers	17,042	7,341,864

(a) Includes the number of shares of Common Stock underlying 2020 Year-End PSUs that were settled 50% in cash and 50% in shares of Common Stock (for Messrs. Solomon and Waldron) or 100% in shares of Common Stock (for Ms. Ruemmler and Mr. Rogers) on April 30, 2024, following the end of the applicable performance period on December 31, 2023. The final amounts payable under these PSUs were calculated based on the firm's average annual ROE over the applicable performance period (see —*Compensation Discussion and Analysis —Equity-Based Variable Compensation Elements—A More Detailed Look—PSUs* in our proxy statement for our 2021 Annual Meeting of Shareholders for more details). The initial number of PSUs granted to each of Messrs. Solomon, Waldron and Rogers and Ms. Ruemmler was 37,354, 34,393, 11,361 and 4,606, respectively, and the average ROE over the performance period was 13.6% (at the 82nd percentile versus Peers), resulting in a 150% multiplier. The final number of PSUs earned by Messrs. Solomon, Waldron and Rogers and Ms. Ruemmler was 56,032, 51,590, 17,042 and 6,909, respectively.

(b) Includes the number of shares of Common Stock underlying the remaining one-third of Ms. Ruemmler's April 2020 RSUs, which vested during 2024 and were delivered in January 2025.

(c) With respect to Messrs. Solomon and Waldron's 2020 Year-End PSUs, values were determined by multiplying 50% of the aggregate number of PSUs earned, representing the cash-settled portion of the award, by $415.07, the ten-day average closing price per share of Common Stock on the NYSE on April 16, 2024 - April 29, 2024, and multiplying 50% of the aggregate number of PSUs earned, representing the stock-settled portion of the award, by $430.81, the closing price per share of Common Stock on the NYSE on April 29, 2024. With respect to Ms. Ruemmler's and Mr. Rogers' 2020 Year-End PSUs, all of which were stock settled, values were determined by multiplying the aggregate number of PSUs earned by $430.81, the closing price per share of Common Stock on the NYSE on April 29, 2024. In addition, Messrs. Solomon, Waldron and Rogers and Ms. Ruemmler received $1,610,920, $1,483,213, $489,958 and $198,634, respectively, in respect of the accrued dividend equivalents underlying these earned PSUs. With respect to Ms. Ruemmler's April 2020 RSUs, values were determined by multiplying the aggregate number of RSUs by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024, the vesting date.

2024 Pension Benefits

The following table sets forth pension benefit information as of December 31, 2024. The Goldman Sachs Employees' Pension Plan (GS Pension Plan) was frozen as of November 27, 2004, and none of our NEOs has accrued additional benefits thereunder since November 30, 2002 (at the latest). Ms. Ruemmler is not a participant in any plan reportable in this table.

Name	Plan Name	Number of Years Credited Services (#)[a]	Present Value of Accumulated Benefit ($)[b]	Payments During Last Fiscal Year ($)
David Solomon	GS Pension Plan	1	1,344	—
John Waldron	GS Pension Plan	1	5,487	—
Denis Coleman	GS Pension Plan	6	23,336	—
John Rogers	GS Pension Plan	1	7,314	—

(a) Our employees, including Messrs. Solomon, Waldron, Coleman and Rogers, were credited for service for each year employed by us while eligible to participate in our GS Pension Plan.

(b) Represents the present value of the entire accumulated benefit and not the annual payment an NEO would receive once his benefits commence. Prior to being frozen, our GS Pension Plan provided an annual benefit equal to between 1% and 2% of the first $75,000 of the participant's compensation for each year of credited service. The normal form of payment is a single life annuity for single participants and an actuarially equivalent 50% joint and survivor annuity for married participants. The present values shown in this column were determined using the following assumptions: payment of a single life annuity following retirement at either the normal retirement age (age 65) or immediately (if an NEO is over 65); a 5.76% discount rate; and mortality estimates based on the Pri-2012 white collar fully generational mortality table, with adjustments to reflect continued improvements in mortality based on Scale MP-2021. Our GS Pension Plan provides for early retirement benefits, and all of our participating NEOs became or will become eligible to elect early retirement benefits upon reaching age 55.

For a description of our 401(k) Plan, which is our tax-qualified defined contribution plan in the U.S., see —*Compensation Discussion and Analysis—Other Compensation Policies and Practices*.

2024 Non-Qualified Deferred Compensation

The following table sets forth information for each NEO, as applicable, with respect to vested RSUs granted for service in prior years (2020, 2019 and 2018) for which the underlying shares of Common Stock were either delivered in 2024 or remained undelivered as of 2024 year end (Vested and Undelivered RSUs).

No information is reportable in this table for Messrs. Solomon and Waldron.

- Amounts shown as "Registrant Contributions" represent certain of the April 2020 RSUs, which vested in December 2024.

- Amounts shown as "Aggregate Earnings" reflect the change in market value of the shares of Common Stock underlying Vested and Undelivered RSUs, as well as dividend equivalents earned and paid on those shares, during 2024.

- Amounts shown as "Aggregate Withdrawals/Distributions" reflect the value of shares of Common Stock underlying RSUs that were delivered, as well as dividend equivalents paid, during 2024.

RSUs generally are not transferable.

Name	Plan or Award	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[a]	Aggregate Earnings in Last Fiscal Year ($)[b]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Fiscal Year-End($)[c]
Denis Coleman	Vested and Undelivered RSUs	—	—	2,561,003	5,162,480	8,056,191
Kathryn Ruemmler	Vested and Undelivered RSUs	—	9,125,845	(100,370)	7,643,577	9,125,845
John Rogers	Vested and Undelivered RSUs	—	—	(18,935)	1,441,976	—

(a) For Ms. Ruemmler, value was determined by multiplying the aggregate number of RSUs by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024, the vesting date.

(b) Aggregate earnings include changes in the market value of the shares of Common Stock underlying Vested and Undelivered RSUs during 2024. The vested RSUs that remained undelivered as of 2024 year end and included in these amounts and their delivery dates are as follows (to the extent received by each NEO):

Vested RSUs	Delivery
April 2020 RSUs	For Ms. Ruemmler: one-third delivered in January 2025.
2020 Year-End RSUs	For Mr. Coleman: one-fifth delivered in January 2025 and one-fifth deliverable on or about the fifth anniversary of grant.
2019 Year-End RSUs	For Mr. Coleman: one-fifth delivered in January 2025.

Delivery of shares of Common Stock underlying RSUs may be accelerated in certain limited circumstances (e.g., in the event that the holder of the RSU dies or leaves the firm to accept a governmental position where retention of the RSU would create a conflict of interest). See —*Potential Payments upon Termination or Change in Control* for treatment of the RSUs upon termination of employment.

(c) The Vested and Undelivered RSUs included in these amounts are 2020 and 2019 Year-End and April 2020 RSUs. Values for RSUs were determined by multiplying the number of RSUs by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024.

Potential Payments upon Termination or Change in Control

Our NEOs do not have employment, "golden parachute" or other agreements providing for severance pay.

Our PCP, The Goldman Sachs Amended and Restated Stock Incentive Plan (2021) (SIP) and its predecessor plans and our retiree healthcare program may provide for potential payments or benefits to our NEOs in connection with a termination of employment.

Each of our NEOs participated in our PCP in 2024. Under our PCP, if a participant's employment at Goldman Sachs terminates for any reason before the end of a "contract period" (generally a two-year period as defined in the PCP), our Compensation Committee has the discretion to determine what, if any, variable compensation will be provided to the participant for services provided in that year, subject to the formula set forth in the PCP. There is no severance provided under our PCP.

Set forth below is a calculation of the potential benefits to each of our NEOs assuming a termination of employment occurred on December 31, 2024, in accordance with SEC rules. As such, awards granted in 2025 are not reflected. The table and other narrative disclosure that follows provide important information regarding specific payment terms and conditions.

Equity Awards

Termination Reason	Name	Value of Unvested PSUs that Vest upon Termination ($)[a]	Value of Unvested SVC Awards that Vest upon Termination ($)[b]	Total ($)[c]
Cause or Termination with Violation[d]	**All NEOs**	0	0	0
Termination without Violation[e]	**David Solomon**	0	26,636,379	26,636,379
	John Waldron	0	17,757,990	17,757,990
	Denis Coleman	0	8,849,673	8,849,673
	Kathryn Ruemmler	0	6,194,952	6,194,952
	John Rogers	0	8,849,673	8,849,673
Death or Disability[f]	**David Solomon**	0	41,655,149	41,655,149
	John Waldron	0	27,770,099	27,770,099
	Denis Coleman	0	13,839,799	13,839,799
	Kathryn Ruemmler	12,559,831	9,687,497	22,247,328
	John Rogers	0	13,839,799	13,839,799
Conflicted Employment[g]	**All NEOs**	0	0	0
Termination in Connection with a Change in Control[h]	**David Solomon**	0	41,655,149	41,655,149
	John Waldron	0	27,770,099	27,770,099
	Denis Coleman	0	13,839,799	13,839,799
	Kathryn Ruemmler	12,559,831	9,687,497	22,247,328
	John Rogers	0	13,839,799	13,839,799

The amounts potentially payable to our NEOs under our pension plan and vested RSUs, as applicable, are set forth under the —*2024 Pension Benefits* and —*2024 Non-Qualified Deferred Compensation* sections above. The delivery and performance conditions of the outstanding PSUs are not affected by a future termination of employment or Change in Control (absent a termination for circumstances constituting Cause—e.g., any material violation of any firm policy, other conduct detrimental to our firm or certain other circumstances).

(a) Amounts reflect the unvested portion of Ms. Ruemmler's 2023 Year-End PSUs and 2022 Year-End PSUs, in each case as of December 31, 2024. The PSUs reflect target number of shares.

(b) In the event of Death or Disability and Termination in Connection with a Change in Control, amounts included for SVC Awards reflect level of achievement against absolute and relative thresholds, based on actual performance as of December 31, 2024. For Termination without Violation, such amounts are prorated for length of performance period that has lapsed.

(c) Our NEOs' PSUs and SVC Awards are subject to our Dodd-Frank Clawback Policy (see —*Compensation Discussion and Analysis—Other Compensation Policies and Practices)*.

(d) PSUs and SVC Awards, as well as any Shares at Risk delivered in respect of such awards, are subject to Conduct-Related Recapture; 2021, 2022 and 2023 Year-End PSUs and SVC Awards, as applicable, granted to our Executive Leadership Team are subject to Accounting-Related Recapture. The occurrence of any Violation prior to delivery or settlement of PSUs or SVC Awards or other specified time period, as applicable, will result in forfeiture of such equity awards, and in some cases may result in the NEO having to repay amounts previously received.

(e) Except as discussed below, upon an NEO's termination without Violation, any unvested PSUs will be forfeited, but SVC Awards will vest pro rata for a portion of the award if the firm terminates employment and no applicable Recapture event occurs; PSUs or SVC Awards will continue to be eligible to be earned, pursuant to their existing terms (and, in each case, transfer restrictions will continue to apply until the applicable transferability to any Shares at Risk delivered in respect of PSUs and SVC Awards). For 2021, 2022 and 2023 Year-End PSUs and the SVC Awards, the NEO would forfeit all of these awards if the NEO associates with a Covered Enterprise during the applicable performance period (which is 2022 through 2024, 2023 through 2025 and 2024 through 2026 for Year-End PSUs, respectively; and October 2021 through October 2026 for SVC Awards). PSUs and SVC Awards, and in some cases Shares at Risk delivered in respect thereof, continue to be subject to forfeiture for Violations following vesting.

(f) In the event of an NEO's death, any unvested PSUs or SVC Awards will vest and transfer restrictions on the Shares at Risk delivered under PSUs or SVC Awards will be removed. The delivery and performance conditions of the PSUs and SVC Awards are not affected by the NEO's death. For information on the number of PSUs and vested RSUs held by the NEOs at year-end, see —*2024 Outstanding Equity Awards at Fiscal Year-End* and —*2024 Non-Qualified Deferred Compensation* above. These amounts do not reflect, in the case of death, the payment of a death benefit under our executive life insurance plan, which provides each NEO with life insurance coverage through age 75 (a $4.5 million benefit). In the case of an NEO's disability, provided that the NEO does not become associated with a Covered Enterprise, unvested PSUs or SVC Awards will vest and continue to be eligible to be earned pursuant to their existing terms. If the NEO does become associated with a Covered Enterprise, the awards would be treated as set forth in footnote (e) above for that situation. Amounts included for SVC Awards reflect level of achievement against absolute and relative thresholds, based on actual performance as of December 31, 2024.

(g) In the case of a termination in which an NEO resigns and accepts a position that is deemed Conflicted Employment (as defined below), our Compensation Committee may determine to amend the terms of any then-outstanding PSUs or SVC Awards held by the NEO.

(h) In the event of an NEO's termination for Good Reason (as defined below) or without Cause within 18 months of a Change in Control, for PSUs and SVC Awards, vesting is accelerated and any applicable transfer restrictions are also removed, but delivery and performance conditions do not change. For Shares at Risk delivered in respect of SVC Awards and PSUs, certain forfeiture provisions no longer apply. For SVC Awards, in the case of a change of control that results in a delisting, the Change in Control would be deemed to be the last day of the performance period. Amounts included for SVC Awards reflect level of achievement against absolute and relative thresholds, based on actual performance as of December 31, 2024.

Retiree Healthcare

PMDs who are not terminated for Cause are eligible for the firm's retiree medical and dental coverage for themselves and their eligible dependents. The firm subsidizes the full cost of individual premiums for PMDs who were promoted or hired as PMDs before January 1, 2021, and retire with at least eight years of PMD service; premiums for their eligible dependents are not firm subsidized. Coverage for PMDs who were promoted or hired on or after January 1, 2021, or retire with less than eight years of PMD service, is not firm subsidized and they pay 100% of the premiums for themselves and their eligible dependents.

In the case of a termination for Cause, the present value of premiums for retiree healthcare coverage would be $0 for each of our NEOs. In the case of a termination of employment for any other reason, Ms. Ruemmler is eligible for retiree healthcare coverage at full cost to her with no firm subsidy; the present value of her firm subsidized premium is thus $0. Each of our other NEOs is eligible for a firm subsidy of 100% of his individual premium for coverage; the present value of their firm subsidized premiums are thus: Mr. Solomon - $324,031, Mr. Waldron - $448,739, Mr. Coleman - $512,826 and Mr. Rogers - $250,497.

The values provided above reflect the present value of the cost to us of the 100% individual subsidy starting in 2025 and were determined using a December 31, 2024 retirement date and the following assumptions: a 5.76% discount rate; mortality estimates based on the Pri-2012 white collar fully generational mortality table, with adjustments to reflect continued improvements in mortality based on Scale MP-2021; estimates of future increases in healthcare subsidy costs of 8.15% pre-65, 8.55% post-65 and then grading down gradually each year until ultimate rate of 4.50% for medical and pharmacy in 2033 and 4.00% each year for dental; and assumptions for subsequent eligibility for alternative coverage, which would eliminate subsidies under our program (PMDs who are eligible for firm subsidized coverage but have not retired are assumed to have only 60% of the cost of their individual premiums subsidized to reflect the firm subsidies forfeited by PMDs who elect alternative coverage). If an NEO becomes associated with certain entities, including certain Covered Enterprises, the NEO will forfeit some or all of their benefits and/or coverage under our retiree healthcare program.

Carried Interest Program

As of December 31, 2024, no awards were made or outstanding pursuant to the Carried Interest Program (which was adopted in January 2025).

Other Terms

As PMDs and members of the Management Committee, our NEOs are generally subject to a policy of six months' notice of termination of employment. We may require that an NEO be inactive (i.e., on "garden leave") during the notice period (or we may waive the requirement).

For purposes of describing our PSUs, SVC Awards and Retiree Healthcare, the above-referenced terms generally have the following meanings:

"*Cause*" means the NEO (a) is convicted in a criminal proceeding on certain misdemeanor charges, on a felony charge or an equivalent charge; (b) engages in employment disqualification conduct under applicable law; (c) willfully fails to perform their duties to Goldman Sachs; (d) violates any securities or commodities laws, rules or regulations or the rules and regulations of any relevant exchange or association of which we are a member; (e) violates any of our policies concerning hedging or pledging or confidential or proprietary information, or materially violates any other of our policies; (f) impairs, impugns, denigrates, disparages or negatively reflects upon our name, reputation or business interests; or (g) engages in conduct detrimental to us.

"*Change in Control*" means the consummation of a business combination involving Goldman Sachs, unless immediately following the business combination either:

- At least 50% of the total voting power of the surviving entity or its parent entity, if applicable, is represented by securities of Goldman Sachs that were outstanding immediately prior to the transaction (or by shares into which the securities of Goldman Sachs are converted in the transaction); or

- At least 50% of the members of the board of directors of the surviving entity, or its parent entity, if applicable, following the transaction were, at the time of our Board's approval of the execution of the initial agreement providing for the transaction, directors of Goldman Sachs on the date of grant of the award (including directors whose election or nomination was approved by two-thirds of the incumbent directors).

"*Conflicted Employment*" occurs where a participant (a) resigns solely to accept employment at any U.S. federal, state or local government, any non-U.S. government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any other employer (other than an "Accounting Firm" within the meaning of SEC Rule 2-01(f)(2) of Regulation S-X) determined by our Compensation Committee and, as a result of such employment, the participant's continued holding of our equity-based awards would result in an actual or perceived conflict of interest or (b) terminates employment and then notifies us that he/she has accepted or intends to accept employment of the nature described in clause (a).

"*Covered Enterprise*" includes any existing or planned business enterprise that (a) offers, holds itself out as offering or reasonably may be expected to offer products or services that are the same as or similar to those offered by us or that we reasonably expect to offer or (b) engages in, holds itself out as engaging in or reasonably may be expected to engage in any other activity that is the same as or similar to any financial activity engaged in by us or in which we reasonably expect to engage.

"*Good Reason*" means (a) as determined by our Compensation Committee, a materially adverse change in the NEO's position or nature or status of the NEO's responsibilities from those in effect immediately before the Change in Control or (b) Goldman Sachs requiring the NEO's principal place of employment to be located more than 75 miles from the location where the NEO is principally employed at the time of the Change in Control (except for required travel consistent with the NEO's business travel obligations in the ordinary course prior to the Change in Control).

"*Solicitation*" means any direct or indirect communication of any kind whatsoever (regardless of who initiated), inviting, advising, encouraging, suggesting or requesting any person or entity, in any manner, to take or refrain from taking any action.

"*Violation*" includes any of the following:

- Participating in (or otherwise overseeing or being responsible for, depending on the circumstances, another individual's participation) materially improper risk analysis or failing sufficiently to raise concerns about risks during the period specified in the award agreement;

- Any event constituting Cause;

- Failing to perform obligations under any agreement with us;

- Soliciting our clients or prospective clients to transact business with a Covered Enterprise, or to refrain from doing business with us or interfering with any of our client relationships;

- Soliciting any of our employees to resign from us or soliciting certain employees to apply for or accept employment (or other association) with any person or entity other than us;

- Participating in the hiring of certain employees by any person or entity other than us, whether as an employee or consultant or otherwise;

- If certain employees are solicited, hired or accepted into partnership, membership or similar status by any entity where the NEO has, or will have, direct or indirect managerial responsibility for such employee, unless the Committee determines that the NEO was not involved in such solicitation, hiring or acceptance;

- Our firm failing to maintain our "minimum tier 1 capital ratio" (as defined in the Federal Reserve Board regulations) for 90 consecutive business days or the Federal Reserve Board or Federal Deposit Insurance Corporation (FDIC) making a written recommendation for the appointment of the FDIC as a receiver based on a determination that we are "in default" or "in danger of default";

- Failing to certify compliance to us or otherwise failing to comply with the terms of our equity compensation plan or the applicable award agreement;

- Attempting to have a dispute under our equity compensation plan or the applicable award agreement resolved in a manner other than as provided for in our equity compensation plan or the applicable award agreement;

- Bringing an action that results in a determination that the terms or conditions of applicable equity-based awards are invalid; or

- Upon the termination of employment for any reason, receiving grants of cash, equity or other property (whether vested or unvested) from an entity to which the NEO provides services, to replace, substitute for or otherwise in respect of the NEO's applicable equity-based awards or Shares at Risk.

- In addition, with respect to Mr. Coleman's 2021 Year-End U.K. PSUs, "Violation" also includes any of the following, in each case as determined by our Compensation Committee:

  » Our firm or the relevant business unit (i.e., investment banking in respect of Mr. Coleman's prior role) suffering from a material downturn in financial performance;

  » On or prior to January 1, 2029, our firm or the relevant business unit suffering from a material failure of risk management;

  » During the period beginning on the applicable transferability date and ending on December 31, 2028, engaging in misconduct sufficient to justify summary termination of employment under English law; or

  » Exercising supervisory authority over an individual who engages in misconduct sufficient to justify summary termination under English law.

Compensation Committee Report

Our Compensation Committee reviewed the CD&A, as prepared by management of Goldman Sachs, and discussed the CD&A with management of Goldman Sachs. Based on the Committee's review and discussions, the Committee recommended to the Board that the CD&A be included in this Proxy Statement.

Compensation Committee

Kimberley Harris, Chair
Michele Burns
John Hess
Kevin Johnson
Ellen Kullman
Lakshmi Mittal
David Viniar (ex-officio)

Item 2. An Advisory Vote to Approve Executive Compensation (Say on Pay)

Proposal Snapshot—Item 2. Say on Pay

What is being voted on: An advisory vote to approve the compensation of all of our NEOs.

Board recommendation: Our Board unanimously recommends a vote FOR the resolution approving the executive compensation of our NEOs.

Our Say on Pay Vote gives our shareholders the opportunity to cast an advisory vote to approve the compensation of all of our NEOs. We currently include this advisory vote on an annual basis.

We encourage you to review the following sections of this Proxy Statement for further information on our key compensation practices and the effect of shareholder feedback on NEO compensation:

- "Compensation Highlights" in our Executive Summary,
- "2024 Annual NEO Compensation Determinations" in our CD&A,
- "How our Compensation Committee Makes Decisions" in our CD&A,
- "Overview of Annual Compensation Elements and Key Pay Practices" in our CD&A,
- "2024 Annual Compensation" in our CD&A,
- "Annual Variable Compensation: Equity-Based – PSUs" in our CD&A,
- "Annual Variable Compensation: Long Term Executive Carried Interest Incentive Program" in our CD&A,
- "Equity-Based Long-Term Incentive: Retention RSUs" in our CD&A,
- "Equity-Based Long-Term Incentive: Shareholder Value Creation Awards" in our CD&A and
- "Other Compensation Policies and Practices" in our CD&A.

Please note that these sections should be read in conjunction with our entire CD&A as well as the executive compensation tables and related disclosures that follow.

2024 Say on Pay Vote

As required by Section 14A of the Exchange Act, the below resolution gives shareholders the opportunity to cast an advisory vote on the compensation of our NEOs, as disclosed in this Proxy Statement, including the CD&A, the executive compensation tables and related disclosures.

Accordingly, we are asking our shareholders to vote on the following resolution:

RESOLVED, that the holders of Common Stock approve the compensation of our NEOs as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the CD&A, the executive compensation tables and related disclosures.

As this is an advisory vote, the result will not be binding, although our Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation principles and practices and in connection with its compensation determinations.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions*.

Pay Ratio Disclosure

In accordance with SEC rules, we have calculated the ratio between the 2024 compensation of our CEO and the median of the 2024 compensation of all of our employees (other than the CEO) (Median Compensation Amount).

- Using reasonable estimates and assumptions where necessary, and in accordance with SEC rules, we have determined that the Median Compensation Amount (calculated in accordance with SEC rules) for 2024 is $162,703.

  » We identified the employee who received the Median Compensation Amount as of December 31, 2022 using the firm's standard internal compensation methodology known as "per annum total compensation," which measures each employee's fixed compensation and incentive compensation for a particular year, with appropriate prorations made to reflect actual compensation paid to part-time employees and currency conversions, as applicable.

  » SEC rules permit identification of this median employee once every three years. As such, the Median Compensation Amount for 2024 reflects the 2024 "per annum total compensation" of the employee we identified as of December 31, 2022, given that there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact pay ratio disclosure.

- Mr. Solomon's compensation for 2024, as disclosed in the Summary Compensation Table, is $31,290,110, and the ratio between this amount and the Median Compensation Amount is approximately 192:1.

Our Compensation Principles, described in more detail in *—Compensation Discussion and Analysis—How our Compensation Committee Makes Decisions,* apply to all of our people, regardless of their compensation level, and reflect the importance of (1) paying for performance, (2) encouraging firmwide orientation and culture, (3) discouraging imprudent risk-taking, (4) attracting and retaining talent and (5) promoting a strong risk management and control environment.

Pay Versus Performance Disclosure

As required by SEC rules, we have calculated "compensation actually paid" and set forth the requisite company-selected financial measures below.

Paying for performance is a key element of our Compensation Principles and our approach to executive compensation. As detailed in our *—Compensation Discussion and Analysis* above, the Compensation Committee places substantial importance on the assessment of firmwide performance when determining NEO compensation. To this end, the Committee utilizes the Assessment Framework to assess a variety of financial and nonfinancial measures in applying its informed judgment to evaluate and set annual pay amounts. See *—Compensation Discussion and Analysis—2024 Annual Compensation.*

We believe that the structure of our equity-based awards provides an intrinsic link to the firm's longer-term performance. Through the use of PSUs, the amounts ultimately realized by our NEOs with respect to annual compensation are subject to ongoing performance metrics (absolute and relative ROE) and are further tied to the firm's longer-term performance through stock price (settlement of PSUs and Shares at Risk delivered in respect thereof). Given the use of ROE in our annual PSUs, ROE has been included as our "company-selected measure" in the table below.

While the Committee takes into account each of the measures in our Assessment Framework in a holistic manner to evaluate executive compensation in consideration of firm performance (without ascribing any specific weight to any single factor or metric), the below measures from the Assessment Framework have been selected as they represent those firmwide performance measures for which the firm currently has set forward financial targets.

- ROE
- ROTE
- Efficiency Ratio

In addition, other equity-based awards, including the SVC Awards and Retention RSUs, as well as the Carried Interest Program, further tie recipients interests to the firm's longer-term performance across a variety of metrics (e.g., absolute and relative TSR, stock price, fund performance).

The amounts set forth below in the required table are calculated pursuant to SEC rules but do not represent amounts that have been actually earned or realized by our NEOs, including in respect of PSUs and SVC Awards. Performance conditions for many of these awards have either not yet been satisfied or applicable performance information is not yet available. **As a result, this information does not reflect compensation that is actually paid or realized.**

For more information, please refer to our Stock Vested table in the applicable proxy statement for each year in —*Executive Compensation* for the value realized by NEOs on the vesting of these awards, if any.

| Year | Summary Compensation Table Total for PEO[a] | "Compensation Actually Paid" to PEO ($)[a][b] | Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[c] | Average "Compensation Actually Paid" to Non-PEO Named Executive Officers ($)[b][c] | Value of Initial Fixed $100 Investment Based on:[d] | | Net Income ($000s)[e] | ROE (%) |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
2024	31,290,110	119,993,627[f]	20,940,840	63,890,830[g]	282	173	14,276,000	12.7
2023[h]	27,003,260	12,679,678	18,143,166	9,477,181	185	133	8,516,000	7.5
2022[h]	32,165,331	27,305,561	22,779,325	23,679,400	160	118	11,261,000	10.2
2021[h]	40,682,451	97,365,822	21,532,279	43,700,264	173	132	21,635,000	23.0
2020[h]	24,433,945	29,585,402	15,479,289	15,479,447	117	98	9,459,000	11.1

(a) As Chairman and CEO in each of 2024, 2023, 2022, 2021 and 2020, Mr. Solomon was our principal executive officer (PEO) under SEC rules.

(b) The dollar amounts reported in the "Compensation Actually Paid to PEO" column and the "Average Compensation Actually Paid to Non-PEO Named Executive Officers" column represent the amount of "compensation actually paid" to our PEO and the "average compensation actually paid" to our non-PEO NEOs, respectively, as computed in accordance with Item 402(v) of Regulation S-K. While the SEC rules require us to disclose these amounts, they do not correlate to actual amounts that will or may be paid to our NEOs. The actual amounts that will or may be paid to each NEO will be determined following the completion of the applicable performance period based upon the actual achievement over such performance period.

The SEC rules require fair values to be calculated. Fair values were calculated as follows:

With respect to outstanding PSUs for which the performance period has not been completed, fair value was calculated by estimating probable performance which considers actual performance for the firm and Peers. With respect to outstanding SVC Awards for which the performance period has not been completed, fair value was calculated to reflect estimated level of achievement against absolute and relative thresholds, based upon the probability of achieving the award's goals.

Fair Values as of December 31, 2024. Fair Value of the 2023 Year-End PSUs as of December 31, 2024 was determined by multiplying 150% of the target number of PSUs by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024 and including an approximately 5% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2022 Year-End PSUs as of December 31, 2024 was determined by multiplying approximately 71% of the target number of PSUs by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024 and including an approximately 5% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2021 Year-End PSUs as of December 31, 2024 was determined by multiplying approximately 92% of the target number of PSUs by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024 and including an approximately 5% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of these PSUs. Fair value of the 2021 Year-End U.K. PSUs as of December 31, 2024 was determined by multiplying approximately 92% of the target number of PSUs by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024, and including an approximately 6% liquidity discount to reflect both the transfer restrictions on the Common Stock underlying these PSUs and the lack of dividend equivalent rights. Fair value of the SVC Awards as of December 31, 2024 was determined by multiplying approximately 111% of the target number of SVC awards by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024, and including an approximately 6% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these awards. Fair value of Ms. Ruemmler's April 2020 RSUs as of December 31, 2024 was determined by multiplying the aggregate number of RSUs by $572.62, the closing price per share of Common Stock on the NYSE on December 31, 2024, the vesting date.

(c) In 2024, our non-PEO NEOs were Messrs. Waldron, Coleman and Rogers and Ms. Ruemmler (the 2024 Other NEOs). In 2023, our non-PEO NEOs were Messrs. Waldron, Coleman and Philip Berlinski (our former Global Treasurer) and Ms. Ruemmler (the 2023 Other NEOs). In 2022, our non-PEO NEOs were Messrs. Waldron, Coleman and Berlinski and Ms. Ruemmler (the 2022 Other NEOs). In 2021, our non-PEO NEOs were Mr. Waldron, Stephen Scherr (our former CFO), Ms. Ruemmler and Mr. Berlinski (the 2021 Other NEOs). In 2020, our non-PEO NEOs were Messrs. Waldron, Scherr and Rogers and Karen Seymour (our former General Counsel) (the 2020 Other NEOs).

(d) Reflects value of fixed $100 investment made on December 31, 2019. With respect to each of 2024, 2023, 2022, 2021 and 2020, Peer Group Total Shareholder Return reflects total shareholder return of S&P 500 Financials Index.

(e) Information in this column reflects "Net Earnings" as reported in our Annual Reports on Form 10-K as we do not use the term "Net Income."

(f) With respect to our PEO, using as a starting point $31,290,110, our PEO's total compensation for 2024, as reported in our Summary Compensation Table, we: (i) deducted $19,839,812, the grant date fair value of his 2023 Year-End PSUs; (ii) added $44,735,061, the fair value of his 2023 Year-End PSUs as of December 31, 2024; (iii) added $13,831,055, the change in the fair value of his 2022 Year-End PSUs between December 31, 2023 and December 31, 2024; (iv) added $18,053,577, the change in the fair value of his 2021 Year-End PSUs between December 31, 2023 and December 31, 2024; (v) added $1,991,403, the change in the fair value of his 2020 Year-End PSUs between (A) December 31, 2023 and (B) April 30, 2024, the settlement date, determined as described in footnote (c) to the 2024 Stock Vested table and, with respect to the stock-settled portion of the award, including an approximately 7% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of such PSUs; (vi) added $28,321,313, the change in the fair value of his SVC Award between December 31, 2023 and December 31, 2024 and (vii) added $1,610,920, the value of the dividends paid in respect of his 2020 Year-End PSUs prior to the vesting of such PSUs. There are no applicable service costs or prior service costs under the GS Pension Plan.

(g) With respect to the 2024 Other NEOs, using as a starting point $20,940,840, the average total compensation for 2024 for our 2024 Other NEOs, as collectively reported in our Summary Compensation Table, we: (i) deducted $10,510,652, the average of the aggregate grant date fair values of our 2024 Other NEOs' 2023 Year-End PSUs; (ii) added $23,766,051, the average of the fair values of our 2024 Other NEOs' 2023 Year-End PSUs as of December 31, 2024; (iii) added $28,987,349, the average of the change in the fair value of (A) the 2024 Other NEOs' 2022 Year-End PSUs between December 31, 2023 and December 31, 2024; (B) the 2024 Other NEOs' 2021 Year-End PSUs between December 31, 2023 and December 31, 2024; (C) Messrs. Waldron and Rogers' and Ms. Ruemmler's 2020 Year-End PSUs between December 31, 2023 and April 30, 2024, the settlement date, in each case determined as described in footnote (c) to the 2024 Stock Vested table and, with respect to the stock settled portion of the award, including an approximately 7% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the stock-settled portion of such PSUs; (D) Mr. Coleman's 2021 Year-End U.K. PSUs between December 31, 2023 and December 31, 2024; (E) our 2024 Other NEOs' SVC Awards between December 31, 2023 and December 31, 2024; and (F) one-third of Ms. Ruemmler's April 2020 RSUs between December 31, 2023 and December 31, 2024, the vesting date; (iv) added $707,301, the average value of the dividends paid to (A) Messrs. Waldron and Rogers and Ms. Ruemmler in respect of their 2020 Year-End PSUs and (B) Ms. Ruemmler in respect of her April 2020 RSUs, in each case prior to the vesting of such PSUs and RSUs and (v) deducted $61, the average aggregate change in the actuarial present value of our 2024 Other NEOs' accumulated benefits under the GS Pension Plan. There are no applicable service costs or prior service costs under the GS Pension Plan.

(h) Pursuant to SEC rules, no footnote disclosure has been provided with respect to fiscal years 2020-2023, except where it may be material to understanding the Pay Versus Performance for fiscal year 2024. Note that the dollar amounts reported in the "Summary Compensation Table Total for PEO" column and the "Average Summary Compensation Table Total for Non-PEO Named Executive Officers" column for 2020-2023 have been updated to include carried interest distributed to our NEOs in the applicable year (which amounts were previously referred to as overrides and were previously disclosed in *Certain Relationships and Transactions*).

"Compensation Actually Paid" (CAP) Versus Performance Measures

In accordance with Item 402(v) of Regulation S-K, we are providing the following graphic description of the relationships between information presented in the Pay Versus Performance table, reflecting changes from 2020-2021, 2021-2022, 2022-2023 and 2023-2024 unless otherwise noted.



* Peer Group TSR reflects total shareholder return of S&P 500 Financials Index

Director Compensation Program

2024 Director Compensation Program

In 2021, our shareholders approved an amended and restated SIP, which fixed the amount of annual director compensation for service on our Board. Consistent with our SIP, our 2024 Director Compensation Program consisted of:

Components of Director Compensation Program for 2024 Service[a][b]	Annual Value of Award	Form and Timing of Payment
Annual RSU Grant	$350,000	RSUs, granted annually in arrears
Annual Retainer	$100,000	RSUs or cash, as per director election, paid quarterly in arrears
Total Annual Base Compensation	**$450,000**	
Committee Chair Fee (if applicable)	$25,000	RSUs or cash, as per director election, paid quarterly in arrears

(a) Compensation is prorated, as applicable, according to the number of months served. In connection with Board service, our directors do not receive any incremental fees for attending Board or Committee meetings or serving on special committees formed from time to time. Mr. Solomon does not participate in our Director Compensation Program and did not receive any incremental compensation for service on our Board. The Chair of the TRiS receives compensation as a Committee Chair.

(b) Directors who also serve on the board of one of our subsidiaries (e.g., Goldman Sachs Bank USA, Goldman Sachs International) also receive (as applicable) $50,000 for service as a subsidiary board member or $100,000 for service as a subsidiary board chair in recognition of the additional time and workload associated with these roles.

In December 2024, our Governance Committee reviewed the form and amount of the Director Compensation Program and recommended that the Board set the 2025 Director Compensation Program in an amount **unchanged** from 2024 levels. In connection with this review, the Governance Committee took into account:

- Advice from its independent consultant, including with respect to benchmarking on the form, structure and amount of director compensation;

- The amount and structure of the compensation program;

- Feedback from stakeholders; and

- The Director Compensation Program limits in the 2025 SIP, proposed for approval at the 2025 Annual Meeting (see —*Item 3. Approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025)*).

Key Features of Director Compensation

- Designed to attract and retain **highly qualified directors with diverse skills, experiences & viewpoints**

- Appropriately values the **significant time commitment** required of our directors

- Effectively and meaningfully aligns interests of directors with **long-term shareholder interests**

- Recognizes the **highly regulated** and complex nature of our global business

- Takes into account the **focus** on Board governance and oversight of financial firms

- Reflects the **shared responsibility** of all directors

Significant Time Commitment by Directors

In addition to preparation for and attendance at Board and Committee meetings, our directors are engaged in a variety of other ways, including:

- Receiving and reviewing postings on significant developments and weekly informational packages

- Communicating and meeting with each other, senior management and key employees around the globe

- Meeting with our regulators

- Participating in firm and industry conferences and other external engagements on behalf of the Board

- Engaging with investors (our Lead Director and other directors as may be appropriate from time to time)

- Serving on subsidiary boards, as applicable

Program features emphasize long-term alignment between director and shareholder interests.

What We Do

✓ **Emphasis on Equity Compensation:**
The majority of director compensation (at least 70%) is in the form of vested equity-based awards (RSUs). Directors may elect to receive 100% of their director compensation in the form of RSUs

✓ **Hold-through Retirement Requirement:**

» Directors **must hold all RSUs granted to them during their entire tenure**

» Shares of Common Stock underlying the RSUs **do not deliver until after a director's retirement**

✓ **Equity Ownership Requirements:**
Directors are **required to own at least 5,000 shares** of Common Stock or vested RSUs, with a transition period for new directors

What We Don't Do

✗ No fees for attending meetings—attendance is expected and compensation is not dependent on Board meeting schedule

✗ No fees for membership on special committees formed from time to time

✗ No undue focus on short-term stock performance—director pay aligns with compensation philosophy, not short-term fluctuations in stock price

✗ No hedging or pledging of RSUs permitted

✗ No hedging of shares of Common Stock permitted

✗ No director has shares of Common Stock subject to a pledge

Retention of Independent Director Compensation Consultant

In 2024, our Governance Committee reappointed FW Cook, a compensation consultant, to conduct an independent review of our Director Compensation Program. FW Cook assessed the structure of our Director Compensation Program and its value compared to competitive market practices, taking into account the emphasis on equity compensation, the hold-through retirement requirement and other restrictions on the RSUs, as well as the fixed amount of annual director compensation specified in the 2021 SIP.

FW Cook determined that the Director Compensation Program remained competitive with the market and continued to align the interests of our directors with the long-term interests of our shareholders.

Our Governance Committee determined that FW Cook is independent and has no conflicts of interest in providing services to our Governance Committee.

2024 Director Summary Compensation Table

The following table sets forth the compensation for our directors as determined by SEC rules, which require us to include equity awards **granted during** 2024 and cash compensation **earned for** 2024. The Annual Retainer and/or Committee Chair Fee is paid or granted quarterly, in arrears, in accordance with director elections, and the Annual Grant is made shortly after year-end. Accordingly, this table includes (as may be applicable depending on director election and/or Chair role):

- RSUs granted in January 2024 for services performed in 2023 (2023 Annual Grant and fourth quarter grant of the 2023 Annual Retainer and Committee Chair Fee);

- RSUs granted during 2024 for services performed in 2024 (the first three quarters of the 2024 Annual Retainer and Committee Chair Fee); and

- Cash earned for services performed in 2024 (2024 Annual Retainer and Committee Chair Fee).

2024 DIRECTOR SUMMARY COMPENSATION TABLE

This table also includes information in "All Other Compensation" on compensation received by certain directors who also serve on the board of one of our subsidiaries, in recognition of the additional time and workload associated with these roles.

	2024 Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]			All Other Compensation ($)[e][f]	Total ($)
		2023 Program[c]	2024 Program[d]	Total		
Michele Burns	100,000	349,646	—	349,646	70,000	519,646
Mark Flaherty	100,000	349,646	—	349,646	20,000	469,646
Kimberley Harris	125,000	349,646	—	349,646	20,000	494,646
John Hess*	58,333	—	—	—	—	58,333
Kevin Johnson	—	373,785	75,586	449,371	70,816	520,187
Ellen Kullman	125,000	349,646	—	349,646	20,000	494,646
Lakshmi Mittal	—	373,785	75,586	449,371	—	449,371
Thomas Montag	118,750	174,634	—	174,634	20,000	313,384
Adebayo Ogunlesi*	10,417	380,197	31,352	411,549	—	421,966
Peter Oppenheimer	—	380,197	94,304	474,501	120,858	595,359
Jan Tighe	114,583	349,646	—	349,646	70,816	535,045
Jessica Uhl*	33,333	349,646	—	349,646	20,000	402,979
David Viniar	125,000	349,646	—	349,646	20,000	494,646

* Adebayo Ogunlesi and Jessica Uhl retired from our Board at the 2024 Annual Meeting. Mr. Hess joined our Board in June 2024.

(a) Includes 2024 Annual Retainer and, as applicable, 2024 Committee Chair Fee. For 2024, each of Ms. Burns, Ms. Harris, Ms. Kullman, Vice Admiral Tighe and Ms. Uhl and Messrs. Flaherty, Hess, Montag and Viniar elected to receive their Annual Retainer and, as applicable, Committee Chair Fees in cash (with proration, as applicable, for the number of months served). Mr. Ogunlesi received a portion of his 2024 Annual Retainer and Chair Fee in RSUs per his election and a portion in cash pursuant to the terms of the award agreement in light of his retirement.

(b) These RSUs were vested upon grant and provide for delivery of the underlying shares of Common Stock on the first eligible trading day that is at least 90 days following the director's retirement from our Board.

(c) Includes 2023 Annual Grant (for all directors who served during 2023, with proration, as applicable, for the number of months served) and, for each of Messrs. Johnson, Mittal, Ogunlesi and Oppenheimer pursuant to their 2023 election, the fourth quarter grant of the 2023 Annual Retainer and/or Committee Chair Fee. These values reflect the grant date fair value of RSUs granted on January 17, 2024 for service in 2023 based on the closing price per share of Common Stock on the NYSE on the date of grant ($377.18).

(d) Includes 2024 Annual Retainer and, as applicable, 2024 Committee Chair Fee for each of Messrs. Johnson, Mittal, Ogunlesi (prior to his retirement) and Oppenheimer pursuant to their 2024 election (with proration, as applicable, for the number of months served). These values reflect the grant date fair value of RSUs granted for the first through third quarters during 2024 for service in 2024. The grant date fair value of these RSUs was based on the closing price per share of Common Stock on the NYSE on each applicable grant date: April 16, 2024 ($396.86), July 16, 2024 ($503.02) and October 16, 2024 ($529.86). RSUs in respect of the fourth quarter grant of the 2024 Annual Retainer and 2024 Committee Chair Fee, as well as the 2024 Annual Grant, were granted on January 16, 2025 and are not required to be disclosed in this table but will be reflected in the 2025 Director Summary Compensation Table in our proxy statement for our 2026 Annual Meeting of Shareholders, per SEC rules.

(e) These values include the amounts that were donated to charities by our firm to match personal donations made by non-employee directors in connection with requests by these directors made prior to February 24, 2025 under the Goldman Sachs employee matching gift program for 2024. We allow our directors to participate in our employee matching gift program on the same terms as our non-PMD employees, matching gifts of up to $20,000 per participating individual.

(f) Our directors who also served on the board of one of our subsidiaries during 2024 were entitled to a cash retainer of $50,000 for service as a subsidiary board member (Ms. Burns, Mr. Johnson and Vice Admiral Tighe) or $100,000 for service as a subsidiary board chair (Mr. Oppenheimer). If applicable, the subsidiary board retainer is prorated according to the number of months served. For Ms. Burns, the amount included represents her cash retainer for Goldman Sachs International board service during 2024. Each of Messrs. Johnson and Oppenheimer and Vice Admiral Tighe elected to have such subsidiary board retainer paid in RSUs (with any such RSUs granted consistent with the RSUs described in footnote (d) above, and providing for delivery of the underlying shares of Common Stock on the first eligible trading day that is at least 90 days following the director's retirement from the applicable subsidiary board). To this end, the amounts included represent the value of RSUs granted in 2024 for GS Bank board service (the fourth quarter grant made in January 2024 for service in 2023 and the first through third quarter grants for 2024 service).

We also reimburse directors for their out-of-pocket expenses (or pay such expenses directly) (such as with respect to travel and lodging) in connection with attendance of Board meetings or performance of other services for our firm in their capacities as directors.

Please refer to *Beneficial Ownership* for information pertaining to the outstanding equity awards (all of which are vested) held by each director as of February 24, 2025, including RSUs granted in January 2025 for services performed in 2024 (the 2024 Annual Grant, the fourth quarter grant for the 2024 Annual Retainer and, as applicable, Committee Chair Fee and the fourth quarter grant for the 2024 subsidiary retainer, as applicable).

For more information on the work of our Board and its Committees, see *Corporate Governance.*

Item 3. Approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025)

Proposal Snapshot— Item 3. Approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025)

What is being voted on: The approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025).

Board recommendation: Our Board unanimously recommends a vote FOR the approval of the 2025 SIP.

Key Facts About the 2025 SIP

On February 27, 2025, upon the recommendation of our Compensation Committee, our Board of Directors approved the 2025 SIP, subject to approval by our shareholders at the Annual Meeting.

4-year extension of our equity plan	**No new shares** being requested	**No change** to Director Compensation Program	**Broad-based** equity compensation plan used for all equity grants

- **2025 SIP is materially unchanged from our expiring 2021 SIP. Key elements reflected in the 2025 SIP include:**

  » Four-year term

  » No new shares requested

  » No change to our fixed Director Compensation Program limits

  » Administrative enhancements to modernize and harmonize program terms across equity documentation

- **Equity-based awards play a fundamental role in aligning compensation for all of our people with our shareholders' interests and regulatory requirements.** Without a shareholder-approved equity plan, we would be reliant on cash-settled awards as our primary method of incentive-based compensation.

  » We believe that equity-based compensation provides our people with long-term exposure to the firm's performance, aligning recipients' interests with those of our shareholders and discouraging imprudent risk taking.

  » Our regulators across the globe expect that a substantial portion of variable compensation awarded to executives and certain other employees will be equity based.

- **The 2025 SIP continues to include best practice design features, which protect shareholder interests and reflect our Compensation Principles.**

  ✓ **Director Compensation Program limits**, which cannot be amended without shareholder approval

  ✓ **No repricing or below-market grants** of stock options and stock appreciation rights (SARs)

  ✓ **No "evergreen" provision** (i.e., no automatic increase in the number of shares available under the plan)

  ✓ **No hedging or pledging** of equity-based awards

  ✓ **50%** Change in Control and merger consummation thresholds

  ✓ **Double-trigger** Change in Control provision (i.e., no acceleration of vesting, delivery or transferability based on a Change in Control alone)

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions*.

Strong Track Record of Mitigating Dilution

In light of the importance of equity-based compensation to our firm, shareholders and regulators, we have an active capital management program to offset potential dilution.

- Since the end of 2009, our Common Stock outstanding has declined 40% to a record year-end low as a result of our strong track record of returning capital to shareholders.
- This practice allows us to effectively manage dilution, but results in a higher burn rate.

Historical Burn Rate. Our equity-based compensation program results in a burn rate that some may consider to be high because of the broad-based participation of our employees and the percentage of our compensation and benefits expense that is equity-based. Our burn rate is further inflated because of our strong history of buying back shares, which lowers our shares outstanding and consequently increases the burn rate. However, our share repurchases help us to return capital to shareholders and historically have been accretive to EPS and ROE. Since the end of 2009, our Common Stock outstanding has declined 40% to a record year-end low of 310.7 million shares. The graphs below illustrate our management of shares outstanding, which helps to mitigate dilution through buybacks.

Change in Common Stock Outstanding (2009YE–2024YE)





MS
18%
BAC
-12%
JPM
-29%
C
-34%[a]
WFC
-36%
GS
-40%
BK
-41%

2022-2024 Average Burn Rate[b]

2.9%
1.0%
Unadjusted[c]
Adjusted for Repurchases[d]

2024 Burn Rate[b]

2.3%
0.8%
Unadjusted[c]
Adjusted for Repurchases[d]

(a) Common stock outstanding for C as of year-end 2009 reflects a 1-for-10 reverse stock split, which was effective May 6, 2011.

(b) For purposes of calculating the equity-based awards granted during 2024 (as described in footnotes (c) and (d) below), the 5.0 million RSUs the firm granted to its employees in the first quarter of 2025 in relation to 2024 year-end were not included. For more information on our share repurchase program and our 2024 equity-based awards, see Notes 19 and 29, respectively, to our consolidated financial statements included in Part II, Item 8 of our 2024 Annual Report on Form 10-K.

These burn rates are not adjusted for any future forfeitures or cancellation of awards to satisfy tax withholding requirements, which would further reduce the burn rate if taken into account. During 2022-2024, approximately 40% of share-based awards were canceled or remitted at delivery to satisfy tax withholding requirements.

(c) Reflects the equity-based awards granted during the applicable year(s) divided by the Common Stock outstanding as of year-end in the applicable year(s).

(d) Reflects the equity-based awards granted during the applicable year(s) divided by the Common Stock outstanding as of year-end in the applicable year(s), as adjusted for the firm's cumulative repurchases from the beginning of 2000 through 2024 year-end. Repurchases are subject to the approval of the Federal Reserve Board in the U.S. and past levels of repurchases do not guarantee any particular rate of repurchase in the future.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 and as of February 24, 2025 regarding securities to be issued pursuant to outstanding RSUs and PSUs and securities remaining available for issuance under our 2021 SIP and its predecessor plans (referred to herein as the 2003 SIP, the 2013 SIP, the 2015 SIP and the 2018 SIP, collectively, with the 2021 SIP, the Prior SIPs), the only equity plans that remained in effect between January 1, 2024 and February 24, 2025.

	Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)[a]		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)[b]		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column) (#)	
		As of 12/31/24	As of 2/24/25	As of 12/31/24	As of 2/24/25	As of 12/31/24	As of 2/24/25
Equity compensation plans approved by security holders	2003 SIP	17,398	17,398	—	—	—	—
	2013 SIP	28,181	28,181	—	—	—	—
	2015 SIP	61,420	51,394	—	—	—	—
	2018 SIP	798,754	338,294	—	—	—	—
	2021 SIP	17,394,363	16,246,656	—	—	55,703,255[c]	53,203,023[c]
Equity compensation plans not approved by security holders	None	—	—	—	—	—	—
Total		18,300,116	16,681,923	—	—	55,703,255	53,203,023

(a) Represents shares of Common Stock that may be issued pursuant to outstanding RSUs and PSUs, as applicable. These awards are subject to vesting and other conditions to the extent set forth in the respective award agreements, and the underlying shares, in each case, will be delivered net of any required tax withholding.

(b) No options are outstanding. Shares underlying RSUs and PSUs are deliverable without the payment of any consideration, and thus no information is reportable.

(c) Represents shares remaining to be issued under the 2021 SIP as of the applicable date, excluding shares reflected in the corresponding entry under the second column. The total number of shares of Common Stock that may be delivered pursuant to awards granted under the 2021 SIP cannot exceed 70 million shares.

Summary of Material Terms of the 2025 SIP

In assessing the terms of the 2025 SIP, our Compensation Committee considered, among other items, the existing terms of the 2021 SIP, our compensation philosophy and practices, feedback from our shareholders and feedback from our regulators on our compensation philosophy and practices, as well as input from FW Cook, our Compensation Committee's independent compensation consultant.

The following summary of the material terms of the 2025 SIP is qualified in its entirety by reference to the complete text of the 2025 SIP, which is attached hereto as Annex C.

Purpose. The purposes of the 2025 SIP are to:

- **Attract, retain and motivate** officers, directors, employees (including prospective employees), consultants and others who may perform services for Goldman Sachs, to compensate them for their contributions to the long-term growth and profits of Goldman Sachs and to encourage them to acquire a proprietary interest in our success;

- **Align** the interests of officers, directors, employees, consultants and other service providers with those of our shareholders;

- **Assist** us in ensuring that our compensation program does not provide incentives to take imprudent risks; and

- **Comply** with regulatory requirements.

Types of Awards. The 2025 SIP provides for grants of the following specific types of awards, and also permits other equity-based or equity-related awards (each, an Award and, collectively, Awards). Each Award will be evidenced by an award agreement (together with any award statement, signature card or supplemental documents, an Award Agreement), which will govern that Award's terms and conditions.

- **RSUs**. An RSU is an unfunded, unsecured obligation to deliver a share of Common Stock (or cash or other securities or property) at a future date upon satisfaction of the conditions specified in the Award Agreement (including, with respect to our PSUs, performance-based conditions).

- **Restricted Shares**. A Restricted Share, including a Share at Risk, is a share of Common Stock that is registered in the recipient's name, but that is subject to restrictions (including transfer restrictions), forfeiture and/or vesting conditions, for a period of time as specified in the Award Agreement. The recipient of a Restricted Share has the rights of a shareholder, including voting and dividend rights, subject to any restrictions and conditions specified in the Award Agreement.

- **Dividend Equivalent Rights**. A Dividend Equivalent Right represents an unfunded and unsecured promise to pay to the recipient an amount equal to all or any portion of the regular cash dividends that would be paid on shares of Common Stock if those shares were owned by the recipient. A Dividend Equivalent Right may be granted alone or in connection with another Award. Under the 2025 SIP, no payments will be made in respect of Dividend Equivalent Rights at a time when any applicable performance goals relating to the Dividend Equivalent Right or the related Award have not been satisfied.

- **Options and SARs**. An option entitles the recipient to purchase a share of Common Stock at an exercise price specified in the Award Agreement (including through a cashless exercise). The 2025 SIP permits grants of options that qualify as "incentive stock options" under Section 422 of the Code (ISOs) and nonqualified stock options. A SAR may entitle the recipient to receive shares of Common Stock, cash or other property on the exercise date having a value equal to the excess of market value of the underlying Common Stock over the exercise price specified in the Award Agreement. Options and SARs will become exercisable as and when specified in the Award Agreement but not later than 10 years after the date of grant. The 2025 SIP provides that we may not reset the exercise price for options and SARs and that we may not issue any options or SARs with an exercise price less than the lesser of the closing price and the average of the high and low sale prices of a share of Common Stock on the NYSE, each on the date of grant. Grants of options and SARs are subject to the individual limits described below.

Eligibility. The 2025 SIP permits grants of Awards to individuals in the following classes of persons: (i) any current or prospective director of Goldman Sachs, (ii) any officer or employee of Goldman Sachs, (iii) any consultant or other service provider to Goldman Sachs, and (iv) any former director, officer or employee of, or consultant or other service provider to, Goldman Sachs with respect to the year of their departure from, or completion of service to, the firm. As of December 31, 2024, Goldman Sachs had 11 non-employee directors, 8 executive officers, approximately 46,500 employees and approximately 1,600 consultants or other service providers to Goldman Sachs who are, in each case, eligible to participate in the 2025 SIP.

Term. The 2025 SIP will terminate at, and no more Awards will be permitted to be granted thereunder without further shareholder approval on or after, the date of our annual meeting of shareholders that occurs in 2029. The termination of the 2025 SIP will not affect previously granted Awards.

Administration. The 2025 SIP generally will be administered by our Compensation Committee (and those to whom it delegates authority), unless our Board determines otherwise. For purposes of this summary, we refer to the committee that administers the 2025 SIP, and to any person or group to whom this committee delegates authority, as the "Committee." The Committee is granted broad discretion to make awards under the 2025 SIP and to interpret and implement the 2025 SIP. In exercising this authority, the Committee (and to the extent exercised by the Board, the Board) will have no liability for any action taken or omitted to be taken in good faith, including decisions to make awards as part of our non-employee director compensation program. This means that no person, including grantees and Goldman Sachs shareholders, may hold the members of the Committee (or its delegees or the Board) personally liable for their good faith actions or omissions taken under the 2025 SIP. Our Board, in its sole discretion, also may grant Awards or administer the 2025 SIP.

Shares Subject to the Plan; Other Limitations of Awards. Up to approximately 53 million shares of Common Stock may be delivered pursuant to Awards granted under the 2025 SIP, consisting of the shares that remain available for issuance under the 2021 SIP. These shares may be newly issued shares or treasury shares. Each Award or share of Common Stock underlying an Award will count as one share of Common Stock for these purposes. If any Award granted under the 2025 SIP or any Prior SIP is forfeited, otherwise terminated or canceled without the delivery of shares of Common Stock, shares of Common Stock are surrendered or withheld from any Award (including to satisfy federal, state, local or foreign taxes) or shares of Common Stock are tendered to pay the exercise price of any Award granted under the 2025 SIP or any Prior SIP, then the shares covered by such forfeited, terminated or canceled Award or equal to the number of shares surrendered, withheld or tendered will again become available to be delivered pursuant to Awards granted under the 2025 SIP. In the case of an acquisition, any shares of Common Stock that we deliver with respect to an Award that we become obligated to make through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity will not count against the shares of Common Stock available to be delivered pursuant to Awards under the 2025 SIP.

No more than 24 million shares of Common Stock may be delivered under the 2025 SIP pursuant to the exercise of ISOs.

In the event of any increase or decrease in the number of issued shares of Common Stock (or issuance of shares of stock other than shares of Common Stock) resulting from certain corporate transactions that affect the capitalization of Goldman Sachs, the Committee will adjust the number of shares of Common Stock issuable under the 2025 SIP and the terms of any outstanding Awards in such manner as it deems appropriate to prevent the enlargement or dilution of rights.

As of February 24, 2025, the closing price of a share of Common Stock on the NYSE was $626.14.

Fixed Amount of Non-Employee Director Compensation. The 2025 SIP maintains the annual compensation limits for service on the Goldman Sachs Board for each non-employee director at an amount equal to $450,000, in the case of a non-employee director who does not serve as a chair and $475,000, in the case of a non-employee director who serves as a chair, in each case, inclusive of equity-based compensation and/or cash-based compensation, as may be determined by the Board from time to time and/or elected by the director, as applicable. For the avoidance of doubt, these director compensation limits represent the program amount (which may be reduced) and shall not prevent any grant of an RSU from being rounded up to the nearest whole share. In addition, directors may be entitled to additional compensation for additional service (e.g., subsidiary board service). For additional detail on our non-employee director compensation program, see —*Director Compensation Program*.

Amendment. The Board may, at any time, suspend, discontinue, revise or amend the 2025 SIP in any respect whatsoever, including in any manner that adversely affects the rights, duties or obligations of any recipients of Awards. In general, we will seek shareholder approval for any: (i) suspension, discontinuance, revision or amendment only to the extent necessary to comply with any applicable law, rule or regulation (including NYSE listing requirements), or (ii) amendment to increase the fixed amount of annual non-employee director compensation.

Double-Trigger Change in Control. The Committee may include provisions in any Award Agreement relating to a Change in Control, including the acceleration of the vesting, delivery or exercisability of, or the lapse of restrictions or deemed satisfaction of goals with respect to, any outstanding Awards. No such acceleration, lapse or deemed satisfaction may occur with respect to a Change in Control unless (in addition to any other conditions set forth in the Award Agreement):

- The Change in Control occurs; and

- The recipient's employment is terminated by the recipient for Good Reason, or by us, in either case under circumstances where an event constituting Cause has not occurred and the recipient has not Failed to Consider Risk or Breached an Obligation to the Firm, within 18 months following the Change in Control.

Change in Control, Cause and Good Reason are defined in the 2025 SIP and, unless the Award Agreement indicates otherwise, have the same meanings set forth above under —*Executive Compensation—Potential Payments upon Termination or Change in Control*.

No Hedging, Pledging or Transferring Awards. Except as provided in the Award Agreement, no Award (or any rights and obligations thereunder) granted to any person under the 2025 SIP may be sold, transferred, pledged, hedged or otherwise disposed of (including through the use of any cash-settled instrument) other than by will or by the laws of descent and distribution, and all Awards (and any rights thereunder) shall be exercisable during the life of the recipient only by the recipient or by the recipient's legal representative. The Committee may adopt procedures pursuant to which some or all recipients of RSUs or Restricted Shares may transfer some or all of these Awards through a gift for no consideration to any immediate family member or an estate planning vehicle in which the recipient and/or the recipient's immediate family members in the aggregate have 100% (or such lesser amount as determined by the Committee from time to time) of the beneficial interest (as determined pursuant to such procedures), provided that the Award will continue to remain subject to the same terms and conditions. In addition, the Committee may adopt procedures pursuant to which a recipient may be permitted to bequeath some or all of the recipient's outstanding RSUs under the recipient's will to a charitable organization.

Repayment. If the Committee determines that all terms and conditions of the 2025 SIP and the Award Agreement in respect of an Award were not satisfied, then the recipient will be obligated immediately upon our demand, as determined by us in our sole discretion, (i) either to (A) return to us the number of shares of Common Stock received under the Award or (B) pay us an amount equal to the fair market value of such shares determined at the time of delivery for RSUs or at vesting or transferability for Restricted Shares, in each case, without reduction for any shares of Common Stock or amount applied to satisfy withholding tax or other obligations in respect of such shares (other than the payment of an exercise price), and (ii) to repay to us property or cash received under any Dividend Equivalent Rights.

Right of Offset. We have the right to offset against our obligation to (i) deliver shares of Common Stock (or other property or cash), (ii) release restrictions and/or other terms and conditions in respect of Restricted Shares or (iii) pay dividends or make payments under Dividend Equivalent Rights, in each case, under the 2025 SIP or any Award Agreement, any outstanding amounts the recipient then owes to us and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Our right to offset is subject to the constraints of Section 409A of the Code.

Other Terms of Awards. No recipient of any Award under the 2025 SIP will have any of the rights of a shareholder of Goldman Sachs with respect to shares subject to an Award until the delivery of the shares. Awards under the 2025 SIP may be granted in lieu of, or determined by reference to, cash bonus and/or other compensation.

New Plan Benefits

The amount of each participant's Awards, if any, for 2025 will be determined in the discretion of the Committee and therefore cannot be calculated. As a result, we cannot determine the number or type of Awards that will be granted under the 2025 SIP to any participant for 2025. The RSUs and PSUs granted for 2024 and the Retention RSUs, each of which would not have changed if the 2025 SIP had been in place instead of the 2021 SIP, were as follows:

Name and Position	Dollar Value ($)[a]	Number of Units (#)
David Solomon, Chairman and CEO	105.9 million	172,760
John Waldron, President and COO	101.7 million	165,892
Denis Coleman, CFO	15.1 million	24,618
Kathryn Ruemmler, CLO and General Counsel	12.6 million	20,555
John Rogers, Executive Vice President	8.7 million	14,193
Current executive officers as a group	259.6 million	423,497
Current non-employee directors as a group	4.3 million	7,090
Employees other than executive officers as a group	3.0 billion	4,882,516

(a) Dollar value reflects the gross number of RSUs and/or PSUs granted by our Board and/or Compensation Committee multiplied by the closing price per share of our Common Stock on the NYSE on the applicable grant date.

U.S. Federal Tax Implications of RSUs, Restricted Shares, Options and SARs

The following is a brief description of the U.S. federal income tax consequences generally arising with respect to the grant of RSUs, Restricted Shares, stock options and SARs. This description is not intended to, and does not, provide or supplement tax advice to recipients of Awards. Recipients are advised to consult with their own independent tax advisors with respect to the specific tax consequences that, in light of their particular circumstances, might arise in connection with their receipt of Awards under the 2025 SIP, including any state, local or foreign tax consequences and the effect, if any, of gift, estate and inheritance taxes.

RSUs. A recipient of an RSU (whether time-vested or subject to achievement of performance goals) will not be subject to income taxation at grant. Instead, the recipient will be subject to income tax at ordinary rates on the fair market value of the Common Stock (or the amount of cash) received on the date of delivery. The recipient will be subject to FICA (Social Security and Medicare) tax at the time any portion of such Award is deemed vested for FICA purposes. The fair market value of the Common Stock (if any) received on the delivery date will be the recipient's tax basis for purposes of determining any subsequent gain or loss from the sale of the Common Stock, and the recipient's holding period with respect to such Common Stock will begin on the day after the delivery date. Gain or loss resulting from any sale of Common Stock delivered to a recipient will be treated as long- or short-term capital gain or loss depending on the holding period.

Restricted Shares. A recipient of a Restricted Share will be subject to income tax at ordinary rates, as well as FICA (Social Security and Medicare) tax, on the fair market value of the Common Stock (or the amount of cash) on the vesting date, which is the date upon which the applicable forfeiture conditions lapse (and may be the same as the grant date). The fair market value of the Common Stock (if any) on the vesting date will be the recipient's tax basis for purposes of determining any subsequent gain or loss from the sale of the Common Stock, and the recipient's holding period with respect to such Common Stock will begin on the day after the vesting date. Gain or loss resulting from any sale of Common Stock underlying an award of Restricted Shares will be treated as long- or short-term capital gain or loss depending on the holding period.

If permitted by the applicable award agreement, pursuant to Section 83(b) of the Code and the regulations thereunder and solely to the extent the Restricted Shares are not considered vested for tax purposes on the grant date, a recipient may elect, within thirty days after the date of the grant of the Restricted Shares, to recognize as of the grant date ordinary income equal to the fair market value of the shares of Common Stock awarded (less any amount the recipient may have paid for the shares), determined on the date of grant (without regard to the forfeiture conditions and transfer restrictions). Such income will be subject to income tax withholding, as well as FICA (Social Security and Medicare) tax at the time of making such election. If a recipient makes this election, the recipient's holding period will begin the day after the date of grant and no additional income will be recognized by the recipient on the vesting date. However, if the recipient forfeits the Restricted Shares before the lapse of the applicable forfeiture conditions or transfer restrictions, no deduction or capital loss will be available except to the extent of any amounts the recipient may have paid for the shares (even though the recipient previously recognized income with respect to such forfeited Restricted Shares).

Nonqualified Options and SARs. The grant of a nonqualified option (i.e., other than an ISO) or SAR will create no tax consequences at the grant date for the recipient or Goldman Sachs. Upon exercising such a nonqualified option or SAR, the recipient will recognize ordinary income equal to the excess of the fair market value of the vested shares of Common Stock (and/or cash or other property) acquired on the date of exercise over the exercise price, and will be subject to FICA tax in respect of such amounts. A recipient's disposition of Common Stock acquired upon the exercise of a nonqualified option or SAR generally will result in long- or short-term capital gain or loss measured by the difference between the sale price and the recipient's tax basis in such shares (the tax basis in the acquired shares of Common Stock generally being the exercise price plus any amount recognized as ordinary income in connection with the exercise of the option).

Special Tax Treatment of ISOs. A recipient will not recognize taxable income upon the grant or exercise of an ISO except that the alternative minimum tax may apply upon exercise. Upon a disposition of Common Stock acquired upon exercise of an ISO before the end of the applicable ISO holding periods, the recipient generally will recognize ordinary income equal to the lesser of (i) the excess of the fair market value of the Common Stock at the date of exercise of the ISO over the exercise price or (ii) the amount realized upon the disposition of the ISO Common Stock over the exercise price. Otherwise, a recipient's disposition of Common Stock acquired upon the exercise of an ISO for which the ISO holding periods are met generally will result in long-term capital gain or loss measured by the difference between the sale price and the recipient's tax basis in such shares (the tax basis in the acquired shares of Common Stock for which the ISO holding periods are met generally being the exercise price of the ISO).

Deduction. Goldman Sachs generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the recipient in connection with the delivery of Common Stock pursuant to an RSU, the vesting of a Restricted Share (or the granting of a Restricted Share if the recipient makes an election pursuant to Section 83(b) of the Code) or the exercise of an option or SAR. Goldman Sachs will not be entitled to any tax deduction with respect to an ISO if the recipient holds the shares for the ISO holding periods prior to disposition of Common Stock, and is generally not entitled to a tax deduction for an ISO (or any other award) with respect to any amount that represents compensation in excess of $1 million paid to "covered employees" under Section 162(m) of the Code.

Section 409A. Some Awards under the 2025 SIP may be considered to be deferred compensation subject to special U.S. federal income tax rules (Section 409A of the Code). Failure to satisfy the applicable requirements under these provisions for Awards considered deferred compensation would result in the acceleration of income and additional income tax liability to the recipient, including certain penalties. The 2025 SIP and Awards under the 2025 SIP are intended to be designed and administered so that any Awards under the 2025 SIP that are considered to be deferred compensation will not give rise to any negative tax consequences to the recipient under these provisions.

Audit Matters

Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2025

Proposal Snapshot—Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2025

What is being voted on: Ratification of the appointment of PwC as our independent registered public accounting firm for 2025.

Board recommendation: Our Board unanimously recommends a vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for 2025.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. Our Audit Committee has appointed PwC as our independent registered public accounting firm for 2025. We are submitting the appointment of our independent registered public accounting firm for shareholder ratification at our Annual Meeting, as we do each year.

Assessment of Independent Registered Public Accounting Firm

The members of our Audit Committee believe that the continued retention of PwC as our independent registered public accounting firm is in the best interests of our firm and our shareholders. In making this determination, our Audit Committee considered a variety of factors, including:

- Independence
- Candor and insight provided to Audit Committee
- Proactivity
- Ability to meet deadlines and respond quickly
- Feasibility/benefits of audit firm rotation

- Content, timeliness and practicality of PwC communications with Audit Committee
- Adequacy of information provided on accounting issues, auditing issues and legislative and regulatory developments affecting financial institutions
- Feasibility of lead partner rotation

- Timeliness and accuracy of all services presented to Audit Committee for pre-approval and review
- Management feedback
- Lead partner performance
- Comprehensiveness of evaluations of internal control structure

Audit Quality and Efficiency

- PwC's knowledge of the firm's business allows it to design and enhance its audit plan by focusing on core and emerging risks, investing in technology to increase efficiency and capturing cost efficiencies through iteration.

- PwC has a global footprint and the expertise and capability necessary to handle the breadth and complexity of the audit of the firm's global business, accounting practices and internal control over financial reporting.

Candid and Timely Feedback

- PwC generally attends meetings of our Audit and Risk Committees and meets regularly in closed sessions with our Audit Committee so that it can provide candid feedback regarding management's control frameworks to address existing and new risks.

- PwC's experience with the firm's control infrastructure and accounting practices allow it to analyze the impact of business or regulatory changes in a timely manner and provide our Audit Committee with an effective, independent evaluation of management's strategies, implementation plans and/or remediation efforts.

Independence

- PwC is an independent public accounting firm and is subject to oversight and inspection by the United States Public Company Accounting Oversight Board (PCAOB) (the results of which are communicated to our Audit Committee), peer reviews and SEC regulations.

- Both the firm and PwC have controls to ensure the continued independence of PwC, including policies and procedures to maintain independence and firm policies limiting the hiring of audit team members.

- Mandatory lead audit partner rotation ensures a regular influx of fresh perspectives balanced by the benefits of having a tenured auditor with institutional knowledge.

Audit Committee's Controls

- Frequent closed sessions with PwC as well as a comprehensive annual evaluation.

- Direct involvement by our Audit Committee and our Audit Committee Chair in the periodic selection of PwC's new lead audit partner.

- Responsibility for the audit fee negotiations associated with the retention of PwC, including considering the appropriateness of fees relative to both efficiency and audit quality.

- Advance approval (by Audit Committee or Audit Committee Chair) of all services rendered by PwC to us and our consolidated subsidiaries. These services include audit, audit-related services (including, as may be applicable, attestation reports, employee benefit plan audits, accounting and technical assistance, risk and control services and due diligence-related services) and tax services, subject to quarterly fee limits applicable to each project and to each category of services.

- Review of information regarding PwC's periodic internal quality reviews of its audit work, external data on audit quality and performance such as feedback provided by the PCAOB and PwC's conformance with its independence policies and procedures.

We are asking shareholders to ratify the appointment of PwC as our independent registered public accounting firm as a matter of good corporate practice, although we are not legally required to do so. If our shareholders do not ratify the appointment, our Audit Committee will reconsider whether to retain PwC, but still may retain them. Even if the appointment is ratified, our Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of our firm and our shareholders.

A representative of PwC is expected to be present at our Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from shareholders.

Fees Paid to Independent Registered Public Accounting Firm

The following table provides information about fees paid by us to PwC:

	2024 ($ in millions)	**Percent of 2024 Services Approved by Audit Committee**	**2023 ($ in millions)**	**Percent of 2023 Services Approved by Audit Committee**
Audit Fees	80.6	100%	77.5	100%
Audit-Related Fees[a]	20.0	100%	16.8	100%
Tax Fees[b]	0.7	100%	1.2	100%
All Other Fees	—	—	—	—

(a) Audit-related fees include attest services not required by statute or regulation and employee benefit plan audits.

(b) The nature of the tax services is as follows: tax return preparation and compliance, tax advice relating to transactions, consultation on tax matters and other tax planning and advice. Of the $0.7 million for 2024, approximately $0.1 million was for tax return preparation and compliance services.

PwC also provides audit and tax services to certain asset management funds managed by our subsidiaries. Fees paid to PwC by these funds for these services were $83.5 million in 2024 and $76.4 million in 2023.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions*.

Report of our Audit Committee

Management is responsible for the preparation, presentation and integrity of Goldman Sachs' financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to ensure compliance with generally accepted accounting principles and applicable laws and regulations. The independent registered public accounting firm is responsible for performing an independent audit of Goldman Sachs' financial statements and of its internal control over financial reporting in accordance with the standards of the PCAOB and expressing an opinion as to the conformity of Goldman Sachs' financial statements with generally accepted accounting principles, including critical audit matters, if any, addressed during the audit, and the effectiveness of its internal control over financial reporting. The independent registered public accounting firm has free access to the Committee to discuss any matter it deems appropriate.

In performing its oversight role, the Committee has considered and discussed the audited financial statements with each of management and the independent registered public accounting firm. The Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by applicable requirements of the PCAOB and the SEC. The Committee has received the written disclosures and the letter from the independent registered public accounting firm in accordance with the applicable requirements of the PCAOB regarding the auditor's communications with the Committee concerning independence and has discussed with the registered public accounting firm its independence. The Committee, or the Committee Chair if designated by the Committee, approves in advance all audit and any non-audit services rendered by the independent registered public accounting firm to us and our consolidated subsidiaries. See —*Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2025*.

Based on the reports and discussions described in this Report, the Committee recommended to the Board that the audited financial statements of Goldman Sachs for 2024 be included in the 2024 Annual Report on Form 10-K.

Audit Committee

Peter Oppenheimer, Chair
Mark Flaherty
Thomas Montag
Jan Tighe
David Viniar (ex-officio)

Items 5-7. Shareholder Proposals

How We Engage with Shareholder Proponents

- Across the firm, we spend significant time reviewing and evaluating the shareholder proposals we receive each year.

- First and foremost, our Investor Relations team seeks in all cases to speak directly with any shareholder who submits a proposal for our Annual Meeting. Our goal is to understand their perspective, which may not be apparent from the face of the proposal, and to address their questions. We hope that this engagement will be ongoing throughout the year.

- We respect that our shareholders have broad and diverse viewpoints, which viewpoints may differ from other shareholders as well as from management and the Board.

Robust shareholder engagement is a long-standing priority for our firm.

- Even where issues raised in a proposal or through engagement do not reflect any concern specific to Goldman Sachs, our goal is to maintain constructive engagement and to find areas of common ground.

  » Many shareholder proposals suggest prescriptive and/or one-size-fits-all solutions, with limited consideration of risks or costs of a proposed approach.

  » We seek to meet the broad goals of our proponents where feasible and appropriate in a manner that we believe will further the long-term interests of our diverse shareholder base, and we regularly propose alternatives to a proponent that we believe address their concerns in a more practicable way.

Shareholder Proposals

Proposal Snapshot—Items 5–7. Shareholder Proposals

What is being voted on: In accordance with SEC rules, we have set forth below certain shareholder proposals, along with the supporting statements of the respective shareholder proponents, for which we and our Board accept no responsibility. These shareholder proposals are required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting.

Board recommendation: As explained below, our Board unanimously recommends that you vote AGAINST each shareholder proposal.

For detailed information on the vote required with respect to these shareholder proposals and the choices available for casting your vote, please see *Frequently Asked Questions.*

Item 5. Shareholder Proposal Regarding DEI Goals in Executive Pay Incentives

National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, beneficial owner of at least $2,000 in market value of the company's Common Stock for at least three years, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

Revisit DEI Goals in Executive Pay Incentives

Resolved: Since the June 2023 U.S. Supreme Court decision in *Students for Fair Admissions v. Harvard College*,[1] hundreds of higher education institutions have shuttered their diversity, equity and inclusion (DEI) programs and positions.[2]

Consequently, "there has been a sharp uptick in litigation challenging corporate DEI programs and initiatives, alleging that they require unlawful employment and contracting decisions to be made on the basis of race, in violation of Title VII of the Civil Rights Act of 1964…"[3]

Corporate compliance lawyers now advise clients that "DEI initiatives and programs that are not open to all applicants or those that apply an explicit race- or gender-based focus will likely face continued and heightened scrutiny." Also: "We also expect to see ongoing scrutiny of perceived hiring quotas and set asides, particularly those that may appear to be incentivized by bonuses for management or company leadership."[4]

Further, "companies, and their management teams and boards, should be prepared for increased employment-related litigation including litigation that seeks to hold executive officers and directors personally liable for purported breaches of their fiduciary duties in connection with the corporation's DEI policies."[5]

Many corporations dramatically reduced or eliminated their DEI programs,[6] and companies face retribution for their discrimination. For example, Starbucks was the subject of a $28.3 million judgment after a former worker claimed she was fired for being white.[7]

Supporting Statement: The Goldman Sachs Group Inc. ("Goldman Sachs" or "Company") maintains it is "committed to making progress toward racial equity, advancing gender equality, and increasing representation at every level of our firm." The Company aims to achieve the following hiring goals for analysts and associates – women (global): 50%; black (Americas): 11%; Hispanic/Latinx (Americas): 14%; and black (UK): 9%.[8]

Pay for the Company's executive officers include annual cash incentives subjectively awarded by the Compensation Committee based on its vague "Assessment Framework," which includes "Diversity, Equity, and Inclusion (e.g., hiring and representation)."[9] Unfortunately, the Company does not disclose to what degree DEI hiring and representation influences executive compensation.

These discriminatory quotas leave Goldman Sachs ripe for regulatory, reputational and litigation risk. Its attempt to cram DEI's non-GAAP nature into the proxy statement's compensation discussion demands either a legally dubious quota regime, or it fails SEC compliance.[10] The Council of Institutional Investors' general counsel stated that research shows "companies are engaging in an opportunistic use of non-GAAP earnings to justify higher executive pay."

FTI Consulting advises there is a "heightened focus" on "litigation risk," which "has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance."[11]

Resolved: Shareholders request the Board of Directors' Talent and Compensation Committee to revisit its incentive guidelines for executive pay, to identify and consider eliminating discriminatory DEI goals from compensation inducements.

1   https://www.supremecourt.gov/opinions/22pdf/20-1199_hgdj.pdf
2   https://www.chronicle.com/article/tracking-higher-eds-dismantling-of-dei
3   https://www.wilmerhale.com/insights/client-alerts/20240627-corporate-dei-landscape-one-year-after-sffa
4   https://www.skadden.com/insights/publications/2023/12/2024-insights/esg/the-supreme-courts-affirmative-action- opinion
5   https://corpgov.law.harvard.edu/2024/02/14/how-boards-should-be-thinking-about-the-supreme-courts-sffa- affirmative-action-decision/
6   https://nypost.com/2024/09/03/us-news/how-robby-starbuck-is-prompting-brands-like-ford-to-ditch-dei/
7   https://www.cnn.com/2023/08/17/business/starbucks-payment-racial-discrimination-white/index.html
8   https://www.goldmansachs.com/our-commitments/sustainability/2023-people-strategy- report/multimedia/report.pdf
9   https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2024/2024-proxy-statement-pdf.pdf
10 https://tax.thomsonreuters.com/news/council-of-institutional-investors-again-urges-sec-to-close-loophole-on-non-gaap-in-executive-pay/
11 https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral- business-administration

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

This proposal is premised on a fundamental mischaracterization of our compensation processes. Compensation for our senior management is based on many considerations, but meeting numerical hiring or promotion goals is not one of them. Because this proposal misunderstands the firm's compensation process, we believe that adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders.

- As described in *Compensation Matters*, our Compensation Committee considers numerous factors in a holistic manner in evaluating compensation for the firm's senior leaders, including their commitment to our people strategy.

- The firm's aspirational goals are not diversity quotas and, in any event, the Compensation Committee does not set compensation based on any employee's progress in meeting these or any other numerical hiring goals.

- We believe that diversity, including diversity of thought, experience and perspectives, is important to our commercial success. Because we want to draw from as broad a pool of talent as possible and attract and retain the best possible workforce, the Compensation Committee considers simply our senior leaders' good faith efforts to promote equal opportunity, consistent with what the law otherwise requires.

- We are committed to continued compliance with law in compensation and other employment-related decision-making.

For more information on our executive compensation program, see *Compensation Matters—Compensation Discussion and Analysis—How our Compensation Committee Makes Decisions*.

Item 6. Shareholder Proposal Regarding Racial Discrimination Audit

The National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Suite 700, Washington, D.C. 20036, beneficial owner of at least $2,000 in market value of the company's Common Stock for at least three years, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

Racial Discrimination Audit

WHEREAS:

The US Supreme Court ruled in *SFFA v. Harvard* that discriminating on the basis of race in college admissions violates the equal protection clause of the 14th Amendment.[1]

Attorneys General of 13 States warned Fortune 100 companies that *SFFA* implicates corporate diversity, equity, and inclusion (DEI) programs.[2]

Prior legal advice regarding the legality of racially discriminatory programs has been called into question post–*SFFA*.[3]

The Supreme Court ruled in *Muldrow v. City of St. Louis* that Title VII of the Civil Rights Act protected against discriminatory job transfers[4] and lowered the bar for employees to successfully sue their employers for discrimination.[5]

The website of Goldman Sachs Group, Inc. ("Goldman") provides numerous examples of Goldman engaging in arguably unethical and illegal racial discrimination, such as:

1. Allocating mentorship resources on the basis of race.[6]

2. Establishing race-based employee "Inclusion Networks."[7]

3. Committing "$10 billion in direct investment capital and $100 million in philanthropic support" on the basis of race and sex.[8]

4. Expressly "aiming to achieve, by 2025, representation in our vice president population of … 7 percent Black professionals in the Americas and the UK."[9]

5. Announcing that "we would only take a company public in the US or Western Europe if it had … two diverse board members."[10]

RESOLVED:

Shareholders request that the Board of Directors oversee an independent racial discrimination audit analyzing Goldman's legal and reputational risks stemming from its race-based initiatives. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on Goldman's website.

SUPPORTING STATEMENT:

In 2023, a corporation was successfully sued for a single case of discrimination against a white employee resulting in an award of more than $25 million,[11] and the risk of being sued for such discrimination appears only to be rising.[12] With reportedly over 40,000 employees,[13] even if only a fraction of employees file suit, and only some of those prove successful, the cost to Goldman could reach tens of billions of dollars. And this does not even include non-employee suits, such as from vendors or clients negatively impacted by Goldman's race-based policies.[14]

Sensibly, many major companies have rolled back their DEI commitments and are laying off DEI departments.[15] Alphabet and Meta cut DEI staff and DEI-related investments;[16] Microsoft and Zoom laid off their entire DEI teams;[17] Harley Davidson ceased its DEI efforts[18] as did Jack Daniels.[19] Since *Muldrow,* John Deere publicly halted DEI-related policies[20] after Tractor Supply explicitly stated that it "eliminate[d] DEI roles and retire[d] our current DEI goals."[21] When Tractor Supply was the focus of Robby Starbuck's anti-DEI campaign for three weeks, which merely exposed the truth about its DEI programs, they lost almost $3 billion in market cap.[22]

1   https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard college/
2   https://ag.ks.gov/docs/default-source/documents/corporate-racial-discrimination-multistate letter.pdf
3   https://freebeacon.com/democrats/starbucks-hired-eric-holder-to-conduct-a-civil-rights-audit-the- policies-he blessed-got-the-coffee-maker-sued/
4   https://www.supremecourt.gov/opinions/23pdf/22-193_q86b.pdf
5   https://www.skadden.com/insights/publications/2024/06/quarterly-insights/supreme-court-lowers-the-bar; https://www.dailysignal.com/2024/04/17/supreme-court-just-made-easier-sue-employers-dei-policies/
6   https://www.goldmansachs.com/our-firm/diversity
7   https://www.goldmansachs.com/our-firm/diversity
8   https://www.goldmansachs.com/our-firm/diversity/racial-equity
9   https://www.goldmansachs.com/pressroom/press-releases/2020/update-on-inclusion-and-diversity
10 https://www.goldmansachs.com/our-firm/diversity/board-diversity
11 https://whyy.org/articles/starbucks-shannon-phillips-lawsuit-new-jersey-federal-judge/
12 See, e.g., cases set forth at https://aflegal.org/litigation/?datefilter=&orderby=woke-corporations.
13 https://www.reuters.com/business/finance/goldman-sachs-lay-off-over-1300-workers-wsj-reports-2024-08-30/
14 Cf. https://www.goldmansachs.com/our-firm/our-vendor-program/vendor-diversity
15 https://techcrunch.com/2024/07/29/dei-backlash-stay-up-to-date-on-the-latest-legal-and-corporate- challenges/
16 https://www.cnbc.com/2023/12/22/google-meta-other-tech-giants-cut-dei-programs-in-2023.html
17 https://www.businessinsider.com/microsoft-layoffs-dei-leader-email-2024-7; https://www.bloomberg.com/news/articles/2024-02-06/zoom-dei-workers-fired-in-recent-round-of-job-cuts
18 https://x.com/harleydavidson/status/1825564138032234994
19 https://www.foxnews.com/lifestyle/jack-daniels-renounces-woke-agenda-latest-iconic-us-brand-bring- sanity-back-business
20 https://x.com/JohnDeere/status/1813318977650847944
21 https://corporate.tractorsupply.com/newsroom/news-releases/news-releases-details/2024/Tractor-Supply-Company-Statement/default.aspx
22 https://www.washingtonexaminer.com/news/3183349/anti-dei-crusader-robby-starbuck-predicts-rout-big-business-trump-wins/

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

We are committed to operating diversity programs and initiatives and maintaining related policies that comply with the law. We are aware that the law in this area is evolving and we have already evaluated our diversity programs, initiatives and policies – and made changes where appropriate – in order to satisfy applicable legal requirements. We will continue to monitor for developments in the law and take steps to maintain continued compliance with all legal requirements.

Because we are aware of our legal obligations and because we already regularly review our programs, initiatives and policies to make sure they are in compliance with the law, we believe that the adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders.

- We believe that diversity, including diversity of thought, experience and perspectives, is important to our commercial success. We are committed to operating programs and initiatives and maintaining policies that promote diversity in compliance with the law. To be clear – there is no place at Goldman Sachs for discrimination of any kind, against any person on the basis of a protected characteristic.

- The law in this area has evolved in recent years. We have already reevaluated our diversity programs, initiatives and policies and made certain changes where appropriate to comply with this changing legal landscape.

- We will continue to monitor for new legal developments and will take steps, as appropriate, to maintain continued compliance with the law.

Item 7. Shareholder Proposal Regarding Disclosure of Energy Supply Financing Ratio

The New York City Comptroller, Municipal Building, One Centre Street, 8th Floor North, New York, New York 10007, on behalf of the New York City Teachers' Retirement System, the New York City Employees' Retirement System, and the New York City Police Pension Fund, each a beneficial owner of at least $25,000 in market value of the company's Common Stock for at least one year, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

Energy Supply Ratio

Resolved: Shareholders request The Goldman Sachs Group, Inc. ("Company") disclose annually its Energy Supply Ratio ("ESR"), defined as its total financing through equity and debt underwriting, and project finance, in low-carbon energy supply relative to that in fossil-fuel energy supply. The disclosure, prepared at reasonable expense and excluding confidential information, shall describe Company's methodology, including what it classifies as "low carbon" or "fossil fuel." Company should include lending in its ESR if methodologically sound.

Supporting Statement:

As a major global bank, Company is broadly exposed to financial stability risks posed by climate change and has made certain climate-related commitments. Banks aligning their activities with their climate goals are better prepared to manage risk, including legal, reputational and financial risks associated with climate change and capitalize on opportunities associated with the global energy transition.

According to the International Energy Agency, reaching net zero greenhouse gas emissions by 2050 requires rapid transition away from fossil fuels and tripling in global annual clean energy investment by 2030.[1] The pace at which low-carbon energy supply is scaled up will dictate the rate at which fossil fuels are phased down.[2]

Company is reportedly among the largest global financiers of fossil fuels; however, it has committed to aligning its financing activities with a net zero by 2050 pathway and has made a 10-year $750 billion firmwide sustainable finance commitment by 2030.[3] Although Company has robust commitments to sustainable finance, investors need further disclosure to assess its clean energy financing activity and relative financing of fossil fuels.

The ESR, a dollar-based metric, will complement and supplement Company's existing emissions-based climate financial disclosures, including any disclosures under European Union reporting requirements, and provide decision-useful disclosure on Company's activities and progress toward its public commitments. In recent years, banks reportedly earned more in lending and underwriting fees from clean energy projects than from oil and gas, and coal companies.[4] Investors seek to assess whether Company is positioning itself as a leader in the energy transition.

The ESR has become a key climate disclosure metric. Bloomberg provides to its clients ESRs for global banks, including Company, using a standardized methodology with clear definitions for 'low carbon' and 'fossil fuel,' however, it excludes lending.[5] Three leading North American Banks, Citi, JPMorgan and Royal Bank of Canada committed to disclose an ESR, and their methodology, demonstrating that disclosure is feasible and leading market practice.

Investors believe Company should similarly disclose its annual ESR for which it is accountable, and work toward an industry-standard approach for calculating and reporting it. Bloomberg published an Implementation Guide[6] and the Institute of International Finance, a financial industry association with around 400 members globally, published a 2024 whitepaper that provides a potential format for standardized disclosure of methodological design choices.[7]

1   https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach)
2   Executive summary – Net Zero Roadmap: A Global Pathway to Keep the 1.5 °C Goal in Reach – Analysis - IEA
3   https://www.goldmansachs.com/our-commitments/sustainability/2023-sustainability-report/multimedia/report.pdf
4   https://www.bloomberg.com/news/articles/2023-10-18/green-fees-overtake-fossil-fuels-for-second-straight-year
5   https://assets.bbhub.io/professional/sites/24/BNEF-Bank-Financing-Report-Summary- 2023.pdf;https://assets.bbhub.io/professional/sites/24/Financing-the-Transition_Energy-Supply-Investment-and- Bank-Facilitated-Financing-Ratios.pdf
6   https://assets.bbhub.io/professional/sites/24/Energy-Supply-Banking-Ratios-Implementation-Guide.pdf
7   32370132_iif_white_paper_energy_supply_ratio_september_2024_final.pdf

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

We value the transparency on climate transition progress that our shareholders and other stakeholders seek. Therefore, we publicly disclose significant information related to our climate and other sustainability-related activities, both on a voluntary basis in our annual firmwide Sustainability Report and other climate-related disclosures, as well as pursuant to mandatory reporting regimes around the world. We believe this suite of disclosures enables our shareholders to adequately assess our progress toward our climate and other sustainability-related targets.

As such, we do not believe that the preparation of additional, bespoke disclosures that lack reference to established methodologies would be a prudent use of firm resources. Such disclosures would not provide material new information, and, as such, we believe that the adoption of this proposal is unnecessary and not in the best interests of our firm or our shareholders.

- We have long acknowledged that the transition to a lower-carbon economy will be complex, take time, and require tradeoffs along the way. In addition, we must comply with evolving, nuanced, and detailed regulatory-mandated reporting requirements across the world, as well as be cognizant of the continually shifting and diverging set of stakeholder expectations for voluntary reporting.

  » We have devoted and will continue to devote significant resources to our climate- and sustainability-related disclosures, both at the firmwide and subsidiary level. This includes our voluntary reporting, such as our firmwide Sustainability Report, as well as mandatory reporting requirements, such as the E.U.'s Non-Financial Reporting Directive, the Sustainable Finance Disclosure Regulation and the U.K.'s FCA Rules on Climate-Related Disclosures, among others.

  » Given the developing regulatory reporting landscape, we must balance desires for new and/or bespoke disclosures against a variety of factors, including the availability of data, the existence of established or standardized methodologies to prepare such disclosures, whether similar disclosures are, or will be, available pursuant to existing or expected regulatory reporting, the administrative burdens in preparing new voluntary disclosures, and, importantly, whether such requests will provide material new information to our shareholders.

  » We believe that development of the ratio requested by the proposal would not be a prudent use of resources for the firm, as it would be of limited long-term incremental value and is more likely to create confusion among our shareholders and other stakeholders given the lack of established methodologies and divergence from anticipated regulatory-required metrics.

  » Moreover, we have already set interim sectoral emissions intensity targets that cover relevant sectors, including Energy and Power, where the achievement of said targets is in large part predicated on increasing low-carbon technology financing on a relative basis in support of clients that are developing these projects and technologies. These portfolios cover the lending, underwriting and on-balance sheet investing we conduct in the sectors for which the proponent is seeking information, while also incorporating counterparty specific physical emissions rather than generically labeling certain technologies as low and high carbon.

- *Additional Context on Proposal Submission.* The proponent also submitted a proposal requesting this new disclosure at our 2024 Annual Meeting, as it did at a number of our U.S. Peers. We engaged with the proponent on multiple occasions both before and after the 2024 Annual Meeting to discuss our concerns with the specific request made in their proposal given the significant changes in the regulatory landscape regarding sustainability reporting as described above. Despite these conversations, the proponent submitted a nearly identical proposal to us for this 2025 Annual Meeting, without acknowledgement of these considerations.

Certain Relationships and Related Transactions

On the recommendation of our independent directors, our Board has in place various policies that provide guidelines for the review of certain relationships and transactions involving our directors and executive officers.

Related Person Transactions Policy

Our Board has a written Related Person Transactions Policy regarding the review and approval of transactions between us and "related persons" (directors, executive officers, immediate family members of a director or executive officer, or known 5% shareholders).

Under this policy, transactions that exceed $120,000 in which a related person has, may have or may be deemed to have a direct or indirect material interest are submitted to the Designated Reviewers (the Chairs of the Governance, Audit and Risk Committees) or our full Governance Committee for review and approval, as applicable. Certain transactions, including employment relationships, ordinary course banking, brokerage, investment, lending and other services, payment of certain regulatory filing fees and certain other ordinary course non-preferential transactions, have been determined by the Governance Committee to be preapproved transactions, and thus do not require specific review and approval under the policy (although these transactions must be reported to our Governance Committee and may still be submitted for review and approval if deemed appropriate).

In reviewing and determining whether to approve a related person transaction, the following factors, among others, are considered:

- Whether the transaction is in the interests of our firm and our shareholders;

- Whether the transaction would impair the independence of an independent director;

- Whether the transaction presents a conflict of interest, taking into account the size of the transaction, the financial position of the director or executive officer, the nature of the director's or executive officer's interest in the transaction, the ongoing nature of the transaction and any other relevant factors;

- Whether the transaction is fair and reasonable to us and on substantially the same terms as would apply to comparable third parties;

- The business reasons for the transaction;

- Any reputational issues; and

- Whether the transaction is material, taking into account the significance of the transaction to our investors.

All of the transactions and relationships reported under —*Certain Relationships and Transactions* were determined, under the mechanisms of the Related Person Transactions Policy, to be in the best interests of our firm and our shareholders.

In addition to our policies on director independence and related person transactions, we also maintain a policy with respect to outside director involvement with financial firms, such as private equity firms or hedge funds. Under this policy, in determining whether to approve any current or proposed affiliation of a non-employee director with a financial firm, our Board will consider, among other things, the legal, reputational, operational and business issues presented, and the nature, feasibility and scope of any restrictions, procedures or other steps that would be necessary or appropriate to ameliorate any perceived or potential future conflicts or other issues.

Certain Relationships and Transactions

Brokerage and Banking Services

Some of our directors and executive officers (and persons or entities affiliated with them) have brokerage and/or discretionary accounts at our broker-dealer affiliates and may utilize other ordinary course banking or lending products (including credit cards) offered by Goldman Sachs Bank USA. Certain family office or other entities affiliated with directors may from time to time trade or invest in certificates or other derivative, structured or other types of products issued or offered by Goldman Sachs and its affiliates on substantially the same terms and conditions as other similarly-situated clients. Extensions of credit by Goldman Sachs Bank USA that do not involve more than the normal risk of collectability and do not present other unfavorable features have been and may be made to certain of our directors and executive officers (and persons or entities affiliated with them) in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unrelated to our firm, and in each case in compliance with relevant laws and regulations.

Firm-Managed Funds and Other Investments

We have established private investment funds (Employee Funds) to permit our employees (and in certain cases, retired employees) to participate in our private equity, hedge fund and other similar activities by making personal investments in or alongside funds and investments that we manage or sponsor for independent investors and/or for our firm. Investment decisions for the Employee Funds are made by the investment teams or committees that are fiduciaries for such funds, and no executive officers are members of such investment teams or committees.

The Employee Funds generally maintain diversified investment portfolios. Many of our employees, their spouses, related charitable foundations or entities they own or control have invested in these Employee Funds. In some cases, we have limited participation to our PMDs, including our executive officers, or limited the amount of participation, and in some cases participation may be limited to individuals eligible to invest pursuant to applicable law.

Employee Funds generally do not require our current or retired PMDs and other current or retired employees to pay management fees and do not deduct carried interest from fund distributions. Similarly, certain other investments may be made available to our PMDs, retired PMDs and/or other current employees on a fee-free or reduced fee basis.

Distributions and redemptions exceeding $120,000 from Employee Funds made to our 2024 executive officers (or persons or entities affiliated with them) during 2024, consisting of profits and other income and return of amounts initially invested (excluding carried interest, which is included in the Summary Compensation Table for our NEOs), were approximately, in the aggregate, as follows: Mr. Solomon – $9.75 million; Mr. Waldron – $2.59 million; Mr. Coleman – $3.46 million; Mr. Rogers – $2.68 million; Philip Berlinski (Global Treasurer through April 2024) – $1.06 million; Carey Halio (Global Treasurer beginning May 1, 2024) – $991,600; Brian Lee (Chief Risk Officer during 2024) – $1.34 million; and Sheara Fredman (Chief Accounting Officer) – $197,000.

Subject to applicable laws, in addition, certain of our directors and executive officers may from time to time invest their personal funds in other funds or investments that we have established and that we manage or sponsor. Except as described above, these other investments are made on substantially the same terms and conditions as other similarly-situated investors in these funds or investments who are neither directors nor employees. In certain of these funds, including certain Employee Funds, our directors and executive officers may own in the aggregate more than 10% of the interests in these funds.

Affiliates of Goldman Sachs generally bear overhead and administrative expenses for, and may provide certain other services free of charge to, Employee Funds.

Transactions with Director- and Executive Officer-Affiliated Entities

We take very seriously any actual or perceived conflicts of interest, and we critically evaluate all potential transactions and relationships that may involve directors or executive officers or entities affiliated with them.

Mr. Mittal is the Executive Chairman and former CEO of ArcelorMittal S.A. and beneficially owns (directly and indirectly) approximately 44% of the outstanding common shares of ArcelorMittal. Goldman Sachs may provide from time to time ordinary course financial advisory, lending, investment banking, trading (such as acting as a derivative counterparty from time to time) and other financial services to ArcelorMittal and its affiliates, including as described below.

Goldman Sachs participates in a $5.5 billion five-year revolving credit facility for ArcelorMittal, which was refinanced and amended in April 2024. Under this $5.5 billion facility, Goldman Sachs has agreed to lend to ArcelorMittal up to approximately $165 million at an interest rate of SOFR + 55 basis points (which rate may vary depending on ArcelorMittal's credit ratings). Goldman Sachs currently has no loan outstanding under this facility.

Goldman Sachs also participates in a $212.5 million credit facility for an entity in which ArcelorMittal is an approximately 25% shareholder. Under the facility, Goldman Sachs has agreed to lend up to approximately $50 million at an interest rate of SOFR + 450 basis points (which rate may vary based on a credit spread adjustment). This credit facility is currently partially drawn, resulting in an approximately $41.7 million loan from Goldman Sachs outstanding under this facility.

In June 2024 and December 2024, Goldman Sachs acted as an underwriter in dual-tranche $1 billion and €1 billion public debt offerings, respectively, for ArcelorMittal.

Each of these transactions was conducted, and all of these services were provided, on an arm's-length basis.

Mr. Hess is currently the CEO of Hess Corporation and the Chairman and CEO of Hess Midstream LP; he will retire from these roles following completion of the announced acquisition of Hess Corporation. Goldman Sachs may provide from time to time ordinary course financial advisory, lending, investment banking, trading (such as acting as a derivative counterparty from time to time) and other financial services to Hess Corporation, Hess Midstream and their affiliates, including as described below.

Goldman Sachs participates in a $3.25 billion revolving credit facility for Hess Corporation. Under this facility, Goldman Sachs has agreed to lend Hess Corporation up to $265 million at an interest rate of SOFR + 1.4% (which rate may vary depending on Hess Corporation's credit ratings). Goldman Sachs currently has no loan outstanding under the facility.

Goldman Sachs also participates in $1.4 billion of senior secured credit facilities for Hess Midstream, consisting of a $1 billion five-year revolving credit facility and a $400 million five-year Term Loan A facility (term loan). Under these facilities, Goldman Sachs has agreed to lend Hess Midstream up to $89 million at interest rates of SOFR + 1.375% to 2.05% and SOFR + 1.65% to 2.55% for the revolving credit facility and term loan, respectively (with such rates varying based on Midstream's credit ratings and other financial factors). Goldman Sachs currently has no loan outstanding under these facilities.

In May 2024 and February 2025, Goldman Sachs acted as a manager in approximately $600 million and $800 million, respectively, 144A/Reg S offerings for Hess Midstream.

Each of these transactions was conducted, and all of these services were provided, on an arm's-length basis.

During 2024, Goldman Sachs continued its consulting relationship with the company for which the spouse of Mr. Rogers serves as CEO and managing partner; the service agreement provides for annual fees of approximately $1 million for the provision of advice and insights in support of the firm's business strategy in China. This consulting relationship was entered into on an arm's-length basis.

5% Shareholders

For information on transactions involving Goldman Sachs, on the one hand, and BlackRock, Inc., State Street Corporation or The Vanguard Group, on the other, see footnotes (a), (b) and (c) under *Beneficial Ownership—Beneficial Owners of More than Five Percent*.

Beneficial Ownership

Beneficial Ownership of Directors and Executive Officers

The following table contains certain information, as of February 24, 2025 regarding beneficial ownership of Common Stock by each director, nominee and NEO, as well as by all directors, nominees, NEOs and other executive officers as a group as of such date. The table below contains information regarding ownership not only of our Common Stock, but also of vested RSUs where applicable. It does not include PSUs, unvested RSUs or SVC Awards.

Name	Number of Shares of Common Stock Beneficially Owned[a][b]
David Solomon[c]	135,125
John Waldron[c]	106,456
Denis Coleman[c]	30,679
Kathryn Ruemmler[c]	9,589
John Rogers[c]	106,211
Michele Burns	26,967
Mark Flaherty	18,013
Kimberley Harris	3,170
John Hess	333
Kevin Johnson[c]	4,862
Ellen Kullman	13,627
KC McClure	0
Lakshmi Mittal	53,692
Thomas Montag[c]	177,749
Peter Oppenheimer	26,137
Jan Tighe	7,833
David Viniar[c]	942,679
All directors, nominees, NEOs and other executive officers as a group (20 persons)[d]	1,695,995

(a) For purposes of this table and the Beneficial Owners of More than Five Percent table below, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person has the right to acquire within 60 days of the date of determination. In light of the nature of vested RSUs, we have also included in this table shares of Common Stock underlying vested RSUs. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days (as well as the shares of Common Stock underlying vested RSUs) are deemed to be outstanding.

The shares of Common Stock underlying vested RSUs included in the table above are as follows:

Name	RSUs
David Solomon	0
John Waldron	0
Denis Coleman	5,249
Kathryn Ruemmler	0
John Rogers	0
Michele Burns	26,967
Mark Flaherty	16,916
Kimberley Harris	3,170
John Hess	333
Kevin Johnson	2,462
Ellen Kullman	13,627
KC McClure	0
Lakshmi Mittal	38,692
Thomas Montag	1,033
Peter Oppenheimer	24,137
Jan Tighe	7,833
David Viniar	22,275
All directors, nominees, NEOs and other executive officers as a group (20 persons)	181,099

(b) Except as discussed in footnotes (c) and (d) below, all of our directors, nominees, NEOs and other executive officers have sole voting power and sole dispositive power over all shares of Common Stock beneficially owned by them. No individual director, nominee, NEO or other executive officer beneficially owned in excess of 1% of the outstanding Common Stock as of February 24, 2025. The group consisting of all directors, nominees, NEOs and other executive officers as of February 24, 2025 beneficially owned approximately 0.55% of the outstanding shares of Common Stock (0.49% not including vested RSUs as of such date).

(c) Excludes any shares of Common Stock subject to our Shareholders' Agreement that are owned by other parties to our Shareholders' Agreement. As of February 24, 2025, each of our NEOs was a party to our Shareholders' Agreement and each of Messrs. Solomon, Waldron and Coleman was a member of our Shareholders' Committee; however, each disclaims beneficial ownership of the shares of Common Stock subject to our Shareholders' Agreement other than those specified above for each NEO individually. For a discussion of our Shareholders' Agreement, see *Frequently Asked Questions—How is voting affected by shareholders who participate in certain Goldman Sachs Partner Compensation plans?*

Includes shares of Common Stock beneficially owned by these individuals, as applicable, indirectly through certain estate planning vehicles for which voting power and dispositive power is shared; through family trusts, the sole beneficiaries of which are immediate family members of these individuals; and through private charitable foundations of which the applicable individuals are trustees, as follows: Mr. Solomon - 17,242 shares, Mr. Coleman - 4,118 shares, Mr. Rogers - 38,165 shares, Mr. Johnson – 2,400 shares, Mr. Montag - 59,966 shares and Mr. Viniar - 316,979 shares. Each NEO or director, as applicable, shares voting power and dispositive power over these shares and disclaims beneficial ownership of the shares held in family trusts and private charitable foundations.

(d) Includes an aggregate of 125,586 shares of Common Stock beneficially owned by these individuals indirectly through certain estate planning vehicles for which voting power and dispositive power is shared, an aggregate of 192,091 shares of Common Stock beneficially owned by family trusts, the sole beneficiaries of which are immediate family members of these individuals and an aggregate of 122,171 shares of Common Stock beneficially owned by the private charitable foundations of which certain of these individuals are trustees. Each of these individuals shares voting power and dispositive power over these shares and disclaims beneficial ownership of the shares held in family trusts and private charitable foundations.

Each current executive officer is a party to our Shareholders' Agreement and disclaims beneficial ownership of the shares of Common Stock subject to our Shareholders' Agreement that are owned by other parties to our Shareholders' Agreement.

See *Compensation Matters—Compensation Discussion and Analysis—Other Compensation Policies and Practices* for a discussion of our executive stock ownership guidelines and retention requirements.

Beneficial Owners of More than Five Percent

Based on filings made under Section 13(d) and Section 13(g) of the Exchange Act, as of February 24, 2025 the only persons known by us to be beneficial owners of more than 5% of Common Stock were as follows:

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned (#)	Percent of Class (%)
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	23,010,145[a]	7.40
State Street Corporation State Street Financial Center 1 Congress Street, Suite 1 Boston, Massachusetts 02114	19,616,360[b]	6.31
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	28,546,582[c]	9.19

(a) This information has been derived from the Schedule 13G filed with the SEC on February 5, 2013, Amendment No. 1 to such filing filed with the SEC on February 4, 2014, Amendment No. 2 to such filing filed with the SEC on February 9, 2015, Amendment No. 3 to such filing filed with the SEC on February 10, 2016, Amendment No. 4 to such filing filed with the SEC on January 24, 2017, Amendment No. 5 to such filing filed with the SEC on January 5, 2018, Amendment No. 6 to such filing filed with the SEC on February 4, 2019, Amendment No. 7 to such filing filed with the SEC on February 5, 2020, Amendment No. 8 to such filing filed with the SEC on January 29, 2021, Amendment No. 9 to such filing filed with the SEC on February 1, 2022, Amendment No. 10 to such filing filed with the SEC on February 7, 2023 and Amendment No. 11 to such filing filed with the SEC on January 26, 2024 by BlackRock, Inc. and certain subsidiaries. We and our affiliates engage in ordinary course trading, brokerage, asset management or other transactions or arrangements with, and provide ordinary course investment banking, lending or other financial services to, BlackRock, Inc. and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. Affiliates of BlackRock, Inc. are investment managers for certain investment options under our 401(k) Plan and certain GS Pension Plan assets. BlackRock's affiliates' engagement is unrelated to BlackRock's Common Stock ownership. In addition, their fees resulted from arm's-length negotiations, and we believe they are reasonable in amount and reflect market terms and conditions.

(b) This information has been derived from the Schedule 13G filed with the SEC on February 12, 2021, Amendment No. 1 to such filing filed with the SEC on February 14, 2022, Amendment No. 2 to such filing filed with the SEC on February 6, 2023 and Amendment No. 3 to such filing filed with the SEC on January 30, 2024 by State Street Corporation and certain subsidiaries. We and our affiliates provide ordinary course financial advisory, lending, investment banking and other financial services to, and engage in ordinary course trading, brokerage, asset management (including, but not limited to, State Street's role as fund administrator, custodian or lender for certain of our funds) or other transactions or arrangements with State Street Corporation and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. State Street Global Advisors is an investment manager for certain investment options under our 401(k) Plan. State Street Global Advisors' engagements are unrelated to State Street's Common Stock ownership. Their fees resulted from arm's-length negotiations, and we believe they are reasonable in amount and reflect market terms and conditions.

(c) This information has been derived from the Schedule 13G filed with the SEC on February 10, 2016, Amendment No. 1 to such filing filed with the SEC on February 13, 2017, Amendment No. 2 to such filing filed with the SEC on February 9, 2018, Amendment No. 3 to such filing filed with the SEC on February 11, 2019, Amendment No. 4 to such filing filed with the SEC on February 12, 2020, Amendment No. 5 to such filing filed with the SEC on February 10, 2021, Amendment No. 6 to such filing filed with the SEC on February 9, 2022, Amendment No. 7 to such filing filed with the SEC on February 9, 2023 and Amendment No. 8 to such filing filed with the SEC on February 13, 2024 by The Vanguard Group and certain subsidiaries. We and our affiliates engage in ordinary course trading, asset management, arrangements relating to the placement of the firm's investment funds or other transactions or arrangements with, and may from time to time provide other ordinary course lending or other financial services to, The Vanguard Group and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. The Vanguard Group is an investment manager to mutual funds that are investment options in our 401(k) Plan and certain tax qualified plans for employees of certain of our affiliates, including The 401(k) Savings Plan. The selection of the Vanguard mutual funds as investment options for each plan is unrelated to Vanguard's Common Stock ownership. In the case of The 401(k) Savings Plan, a third-party investment manager who is not affiliated with GS is responsible for fund selection and selected the Vanguard mutual funds. We believe that the fees paid to The Vanguard Group through the Vanguard mutual funds are the same as the fees that are paid by the other holders of the same share classes of those funds.

Additional Information

How to Contact Us

Across our shareholder base there is a wide variety of viewpoints about matters affecting our firm. We meet and speak with our shareholders and other stakeholders throughout the year. Board-level engagement is led by our Lead Director and may include other directors as appropriate. Any interested party may contact us through the following channels:

OUR DIRECTORS	INVESTOR RELATIONS	BUSINESS INTEGRITY PROGRAM
Communicate with our directors, including our Lead Director, Committee Chairs or Independent Directors as a group **Mail correspondence to:** John Rogers Secretary to the Board of Directors The Goldman Sachs Group, Inc. 200 West Street New York, NY 10282	**Reach out to our Investor Relations team at any time** **Email:** gs-investor-relations@gs.com **Phone:** (+1) 212-902-0300	**You may contact us, or any member of our Board upon request, in each case in a confidential or anonymous manner, through the firm's reporting hotline under our Policy on Reporting of Concerns Regarding Accounting and Other Matters** **Phone:** (+1) 866-520-4056 **Policy is available on our website** at www.gs.com/business-integrity-program

Corporate Governance and Other Materials Available on our Website

On our website (**www.gs.com/shareholders**) under the heading "Corporate Governance," you can find, among other things, our:

- Restated Certificate of Incorporation
- Amended and Restated By-Laws
- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Policy Regarding Director Independence Determinations
- Charters of our Audit, Compensation, Governance, Public Responsibilities and Risk Committees
- Compensation Principles
- Statement on Policy Engagement and Political Participation and access to our disclosures of Federal Lobbying Costs
- Information about our Business Integrity Program, including our Policy on Reporting of Concerns Regarding Accounting and Other Matters
- Sustainability Reporting (including sustainability, people strategy, pay equity information, SASB and TCFD reporting)
- Report on Review of Arbitration Program
- Statement on Human Rights and Statement on Modern Slavery and Human Trafficking
- Business Principles and Core Values

References to our website or other links to our publications or other information are provided for the convenience of our shareholders. None of the information or data included on our websites or accessible at these links is incorporated into, and will not be deemed to be a part of, this Proxy Statement or any of our other filings with the SEC.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or has been an officer or employee of Goldman Sachs other than David Viniar, who is an ex officio member of the Compensation Committee in his capacity as Lead Director. No member of our Compensation Committee or our Board is, or was in 2024, an executive officer of another entity at which one of our executive officers serves, or served in 2024, on either the board of directors or the compensation committee. For information about related person transactions involving members of our Compensation Committee, see *Certain Relationships and Related Transactions*.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership of, and transactions in, our equity securities with the SEC. Our directors and executive officers are also required to furnish us with copies of all such Section 16(a) reports if not filed by the firm on their behalf. The reports are published on our website at **www.gs.com/shareholders**.

Based on a review of the copies of these reports, and on written representations from our reporting persons, we believe that, except as described below, all such reports that were required to be filed under Section 16(a) during 2024 were timely filed. Form 4 filings for Mr. Flaherty were made after the applicable filing deadlines for an aggregate acquisition of 82.355 shares acquired quarterly between March 30, 2022 and September 27, 2024 pursuant to a discontinued dividend reinvestment program at an unaffiliated broker.

Incorporation by Reference

Only the following sections of this Proxy Statement shall be deemed incorporated by reference into our 2024 Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14 thereof: Corporate Governance—Item 1. Election of Directors—Our Directors; Corporate Governance—Item 1. Election of Directors—Independence of Directors; Corporate Governance—Structure of our Board and Governance Practices—Our Board Committees— Audit; Compensation Matters—Compensation Discussion and Analysis; Compensation Matters—Executive Compensation; Compensation Matters—Compensation Committee Report; Compensation Matters—Pay Ratio Disclosure; Compensation Matters—Director Compensation Program; Compensation Matters—Item 3. Approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025); Audit Matters—Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2025; Certain Relationships and Related Transactions; Beneficial Ownership; Additional Information—Compensation Committee Interlocks and Insider Participation; Additional Information—Delinquent Section 16(a) Reports; Frequently Asked Questions—How do I obtain more information about Goldman Sachs? and Frequently Asked Questions—How can I submit nominees (such as through proxy access) or shareholder proposals in accordance with our By-Laws?

To the extent that this Proxy Statement is incorporated by reference into any other filing by Goldman Sachs under either the U.S. Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Report of our Audit Committee" (to the extent permitted by the rules of the SEC) will not be deemed incorporated into any such filing, unless specifically provided otherwise in such filing.

Other Business

As of the date hereof, there are no other matters that our Board intends to present, or has reason to believe others will present, at our Annual Meeting. If other matters come before our Annual Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Frequently Asked Questions

What are some common terms and acronyms used in this Proxy Statement?

Annual Meeting	Goldman Sachs Annual Meeting of Shareholders to be held on April 23, 2025
Assessment Framework	Compensation Committee Assessment Framework used to provide greater definition to and transparency regarding the key factors considered by the Committee to assess firm performance in the context of compensation decisions for our NEOs and Management Committee
BVPS	Book Value Per Common Share
By-Laws	Amended and Restated By-Laws
Carried Interest Program and CIP	Long Term Executive Carried Interest Incentive Program
CD&A	Compensation Discussion and Analysis
CET1	Common equity tier one capital
CLO	Chief Legal Officer
Common Stock	Common shares of The Goldman Sachs Group, Inc.
CRO	Chief Risk Officer
EPS	Diluted Earnings Per Common Share
ESG	Environmental, social and governance
Exchange Act	U.S. Securities Exchange Act of 1934, as amended
Executive Leadership Team	Our Chief Executive Officer (CEO), our Chief Operating Officer (COO) and our Chief Financial Officer (CFO)
Goldman Sachs, our firm, we, us, GS and our	The Goldman Sachs Group, Inc., a Delaware corporation, and its consolidated subsidiaries
Governance Committee	Corporate Governance and Nominating Committee
GS Gives	Goldman Sachs Gives
IR	Investor Relations
NEO	Named Executive Officer. For 2024, our NEOs are: David Solomon, John Waldron, Denis Coleman, Kathryn Ruemmler and John Rogers
NYSE	New York Stock Exchange
Peers	Our Peers consist of our U.S. Peers (Bank of America Corporation (BAC), Citigroup Inc. (C), JPMorgan Chase & Co. (JPM), Morgan Stanley (MS), The Bank of New York Mellon Corporation (BK) and Wells Fargo & Company (WFC)) and our European Peers (Barclays PLC (BARC), Deutsche Bank AG (DB) and UBS Group AG (UBS)).
PMD	Participating Managing Director
Proxy Statement	Goldman Sachs Proxy Statement filed with the SEC in connection with the 2025 Annual Meeting
PSU	Performance-based RSU
PwC	PricewaterhouseCoopers LLP
Retention RSUs	RSUs granted to our CEO and COO in January 2025, reflecting the Board's desire to retain Messrs. Solomon and Waldron as a senior leadership team. These RSUs were not awarded as part of 2024 annual compensation.
ROE	Return on Average Common Shareholders' Equity
ROTE	Return on Average Tangible Common Shareholders' Equity
RSU	Restricted stock unit
Say on Pay Vote	Our annual advisory vote to approve NEO compensation
SEC	U.S. Securities and Exchange Commission
Shares at Risk	Shares (generally after applicable tax withholding) that are subject to transfer restrictions, which generally prohibit the sale, transfer, hedging or pledging of underlying Shares at Risk, even if the NEO leaves our firm (subject to limited exceptions)
SVC Awards	Shareholder Value Creation Awards
TSR	Total Shareholder Return, including dividends reinvested without payment of any commission

When and where is our Annual Meeting?

We will be holding our Annual Meeting on Wednesday, April 23, 2025, at 8:30 a.m., local time, at the Trammell Crow Center, located at 2001 Ross Avenue in Dallas, Texas. Upon arrival, please follow signage in the building lobby for security screening and entry into the meeting.

How can I attend our Annual Meeting?

Shareholders as of the record date and/or their authorized representatives are permitted to attend our Annual Meeting in person by following the procedures in our Proxy Statement. Prior to entering our Annual Meeting, all attendees and bags will be subject to security screening. Our Annual Meeting is held in an accessible facility; assisted listening devices will be available upon request.

Will our Annual Meeting be webcast?

Our Annual Meeting will be available through an audio-only webcast, which will be accessible to the public at **www.gs.com/proxymaterials**. Anyone can listen to the Annual Meeting through the webcast, but you will not be able to participate in the meeting.

What is included in our proxy materials?

Our proxy materials, which are available on our website at **www.gs.com/proxymaterials**, include:

- Our Notice of 2025 Annual Meeting of Shareholders;
- Our Proxy Statement; and
- Our 2024 Annual Report to Shareholders.

If you received printed versions of these materials by mail (rather than through electronic delivery), these materials also included a proxy card or voting instruction form.

How are we distributing our proxy materials?

To expedite delivery, reduce our costs and decrease the environmental impact of our proxy materials, we used "Notice and Access" in accordance with an SEC rule that permits us to provide proxy materials to our shareholders over the Internet. By March 14, 2025, we sent a Notice of Internet Availability of Proxy Materials to certain of our shareholders containing instructions on how to access our proxy materials online. If you received a Notice, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the proxy materials. The Notice also instructs you on how you may submit your proxy via the Internet. If you received a Notice and would like to receive a copy of our proxy materials, follow the instructions contained in the Notice to request a copy electronically or in paper form on a one-time or ongoing basis. Shareholders who do not receive the Notice will continue to receive either a paper or electronic copy of our Proxy Statement and 2024 Annual Report to Shareholders, which will be sent on or about March 18, 2025.

How do I ask a question at our Annual Meeting?

Shareholders as of our record date who attend the Annual Meeting in person will be able to ask questions during the designated portion of our Annual Meeting, in accordance with our Rules of Conduct. Shareholders may be limited to three questions each to allow us the opportunity to answer other questions at the meeting.

How will proposals be presented at the Annual Meeting?

Our Chairman and CEO will chair our Annual Meeting and will present the Election of Directors and other management proposals as described herein. Each of the proponents of the shareholder proposals described herein (or their designated representative) will be provided with the opportunity to present their proposal in person at the meeting.

What do I need to bring to attend the Annual Meeting?

Photo Identification. Anyone wishing to gain admission to our Annual Meeting must provide a form of government-issued photo identification, such as a driver's license or passport.

Proof of Ownership

- **Shareholders of Record:** No additional document regarding proof of ownership is required.
- **Beneficial Owner of Shares Held in Street Name:** You or your representative must bring an account statement, voting instruction form or legal proxy as proof of your ownership of shares as of the close of business on February 24, 2025.

Additional Documentation for an Authorized Representative. Any shareholder representative (for example, of an entity that is a shareholder) must also present satisfactory documentation evidencing their authority with respect to the shares.

We reserve the right to limit the number of representatives for any shareholder who may attend the meeting.

Failure to follow any of these procedures may delay your entry into or prevent you from being admitted to our Annual Meeting. Please contact us via **shareholderproposals@gs.com** at least five business days in advance of our Annual Meeting if you would like to confirm you have proper documentation or if you have other questions about attending our Annual Meeting.

Who can vote at our Annual Meeting?

You can vote your shares of Common Stock at our Annual Meeting if you were a shareholder at the close of business on February 24, 2025, the record date for our Annual Meeting.

As of February 24, 2025, there were 310,790,386 shares of Common Stock outstanding, each of which entitles the holder to one vote for each matter to be voted on at our Annual Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner of shares held in street name?

- **Shareholder of Record.** If your shares of Common Stock are registered directly in your name with our transfer agent, Computershare, you are considered a "shareholder of record" of those shares. You may

contact our transfer agent (by regular mail or phone) at:

Computershare
P.O. Box 43078
Providence, RI 02940-3078
U.S. and Canada: 1-800-419-2595
International: 1-201-680-6541
www.computershare.com

- **Beneficial Owner of Shares Held in Street Name.** If your shares are held in an account at a bank, brokerage firm, broker-dealer or other similar organization, then you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials from the bank, brokerage firm, broker-dealer or other similar organization holding your account and, as a beneficial owner, you have the right to direct your bank, brokerage firm or similar organization as to how to vote the shares held in your account.

How do I vote?

To be valid, your vote by Internet, telephone or mail must be received by the deadline specified on the proxy card or voting information form, as applicable. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting.

	If You are a Shareholder of Record	If You are a Beneficial Owner of Shares Held in Street Name
By Internet[a] **(24 hours a day)**	**www.proxyvote.com**	**www.proxyvote.com**
By Telephone[a] **(24 hours a day)**	1-800-690-6903	1-800-454-8683
By Mail	Return a properly executed and dated proxy card in the pre-paid envelope we have provided	Return a properly executed and dated voting instruction form by mail, depending upon the method(s) your bank, brokerage firm, broker-dealer or other similar organization makes available
At our Annual Meeting	Instructions on attending our Annual Meeting in person can be found above	To do so, you will need to bring a valid "legal proxy." You can obtain a legal proxy by contacting your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold your shares. Additional instructions on attending our Annual Meeting in person can be found above

(a) Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to give their voting instructions and confirm that shareholders' instructions have been recorded properly. We have been advised that the Internet and telephone voting procedures that have been made available to you are consistent with applicable legal requirements. Shareholders voting by Internet or telephone should understand that, while we and Broadridge Financial Solutions, Inc. (Broadridge) do not charge any fees for voting by Internet or telephone, there may still be costs, such as usage charges from Internet access providers and telephone companies, for which you are responsible.

Can I change my vote after I have voted?

You can revoke your proxy at any time before it is voted at our Annual Meeting, subject to the voting deadlines that are described on the proxy card or voting instruction form, as applicable.

You can revoke your vote:

- By voting again by Internet or by telephone (only your last Internet or telephone proxy submitted prior to the meeting will be counted);

- By signing and returning a new proxy card with a later date;

- By obtaining a "legal proxy" from your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold shares; or

- By attending and voting at our Annual Meeting.

You may also revoke your proxy by giving written notice of revocation to John Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282, which must be received no later than 5:00 p.m., Eastern Time, on April 22, 2025. If you intend to revoke your proxy by providing such written notice, we advise that you also send a copy via email to **shareholderproposals@gs.com**. Please ensure to confirm receipt of your revocation.

If your shares are held in street name, we also recommend that you contact your broker, bank or other nominee for instructions on how to change or revoke your vote.

Can I confirm that my vote was cast in accordance with my instructions?

Shareholder of Record. Our shareholders have the opportunity to confirm that their vote was cast in accordance with their instructions. Vote confirmation is consistent with our commitment to sound corporate governance practices and a key means to increase transparency. Vote confirmation is available 24 hours after your vote is received beginning on April 8, 2025, with the final vote tabulation available through June 23, 2025. You may confirm your vote whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto **www.proxyvote.com** using the control number we have provided to you and receive confirmation on how your vote was cast.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, brokerage firm, broker-dealer or other similar organization, the ability to confirm your vote may be affected by the rules and procedures of your bank, brokerage firm, broker-dealer or other similar organization and the confirmation will not confirm whether your bank, broker or other entity allocated the correct number of shares to you.

How can I obtain an additional proxy card?

Shareholders of record can contact our Investor Relations team at The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations, telephone: 1-212-902-0300, email: **gs-investor-relations@gs.com**.

If you hold your shares of Common Stock in street name, contact your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold your shares.

How will my shares be voted if I do not vote in person at the Annual Meeting?

The proxy holders (that is, the persons named as proxies on the proxy card) will vote your shares of Common Stock in accordance with your instructions at the Annual Meeting (including any adjournments or postponements thereof).

How will my shares be voted if I do not give specific voting instructions?

Shareholders of Record. If you indicate that you wish to vote as recommended by our Board or if you sign, date and return a proxy card but do not give specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at our Annual Meeting. Although our Board does not anticipate that any of the director nominees will be unable to stand for election as a director nominee at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be recommended by our Governance Committee and designated by our Board.

Beneficial Owners of Shares Held in Street Name. If your bank, brokerage firm, broker-dealer or other similar organization does not receive specific voting instructions from you, how your shares may be voted will depend on the type of proposal.

- **Ratification of Independent Registered Public Accounting Firm.** For the ratification of the appointment of our independent registered public accounting firm, NYSE rules provide that brokers (other than brokers that are affiliated with Goldman Sachs) that have not received voting instructions from their customers ten days before the meeting date may vote their customers' shares in the brokers' discretion on the ratification of our independent registered public accounting firm. This is known as broker-discretionary voting.

  » If your broker is Goldman Sachs & Co. LLC or another affiliate of ours, NYSE policy specifies that, in the absence of your specific voting instructions, your shares of Common Stock may only be voted in the same proportion as other shares are voted with respect to the proposal.

- **All other matters.** All other proposals are "non-discretionary matters" under NYSE rules, which means your bank, brokerage firm, broker-dealer or other similar organization may not vote your shares without voting instructions from you. Therefore, you must give your broker instructions in order for your vote to be counted.

Participants in our 401(k) Plan. If you sign and return the voting instruction form but otherwise leave it blank or if you do not otherwise provide voting instructions to the 401(k) Plan trustee by mail, Internet or telephone, your shares will be voted in the same proportion as the shares held under the 401(k) Plan for which instructions are received, unless otherwise required by law.

What is the quorum requirement for our Annual Meeting?

A quorum is required to transact business at our Annual Meeting. The holders of a majority of the outstanding shares of Common Stock as of February 24, 2025, present in person or represented by proxy and entitled to vote, will constitute a quorum. Abstentions and broker non-votes are treated as present for quorum purposes.

Who counts the votes cast at our Annual Meeting?

Representatives of Broadridge will tabulate the votes cast at our Annual Meeting, and American Election Services, LLC will act as the independent inspector of election.

How is voting affected by shareholders who participate in certain Goldman Sachs Partner Compensation plans?

Employees of Goldman Sachs who participate in the PCP are "covered persons" under our Shareholders' Agreement. Our Shareholders' Agreement governs,

among other things, the voting of shares of Common Stock owned by each covered person directly or jointly with a spouse (but excluding shares acquired under our 401(k) Plan). Shares of Common Stock subject to our Shareholders' Agreement are called "voting shares."

Our Shareholders' Agreement requires that before any of our shareholders vote, a separate, preliminary vote is held by the persons covered by our Shareholders' Agreement. In the election of directors, all voting shares will be voted in favor of the election of the director nominees receiving the highest numbers of votes cast by the covered persons in the preliminary vote. For all other matters, all voting shares will be voted in accordance with the majority of the votes cast by the covered persons in the preliminary vote.

If you are a party to our Shareholders' Agreement, you previously gave an irrevocable proxy to our Shareholders' Committee to vote your voting shares at our Annual Meeting in accordance with the preliminary vote and to vote on any other matters that may come before our Annual Meeting as the proxy holder sees fit in a manner that is not inconsistent with the preliminary vote and that does not frustrate the intent of the preliminary vote.

As of February 24, 2025, 5,646,737 shares of Common Stock were beneficially owned by the parties to the Shareholders' Agreement. Each person who is a party to our Shareholders' Agreement disclaims beneficial ownership of the shares subject to the agreement that are owned by any other party. As of February 24, 2025, 5,200,114 of the outstanding shares of Common Stock that were held by parties to our Shareholders' Agreement were subject to the voting provisions of our Shareholders' Agreement (representing approximately 1.7% of the outstanding shares entitled to vote at our Annual Meeting). The preliminary vote with respect to the voting shares will be concluded on or about April 11, 2025.

Other than this Shareholders' Agreement (which covers our Chairman and CEO and our COO, each of whom is also a director), there are no voting agreements by or among any of our directors.

Where can I find the voting results of our Annual Meeting?

We expect to announce the preliminary voting results at our Annual Meeting. The final voting results will be reported in a Current Report on Form 8-K that will be filed with the SEC and posted on our website.

What vote is required for adoption or approval of each matter to be voted on?

Proposal	Vote Required	Directors' Recommendation
Election of Directors	Majority of the votes cast FOR or AGAINST (for each director nominee)	FOR all nominees Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the election of our director nominees
Advisory Vote to Approve Executive Compensation (Say on Pay)	Majority of the shares present in person or represented by proxy and entitled to vote on the matter	FOR the resolution approving the Executive Compensation of our NEOs Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the resolution
Approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025)	Majority of the shares present in person or represented by proxy and entitled to vote on the matter	FOR the resolution approving The Goldman Sachs Amended and Restated Stock Incentive Plan (2025) Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the resolution
Ratification of PwC as our Independent Registered Public Accounting Firm for 2025	Majority of the shares present in person or represented by proxy and entitled to vote on the matter	FOR ratification of the appointment of PwC Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the ratification of the appointment
Shareholder Proposals	Majority of the shares present in person or represented by proxy (for each shareholder proposal) and entitled to vote on the matter	AGAINST each shareholder proposal Unless a contrary choice is specified, proxies solicited by our Board will be voted AGAINST each shareholder proposal

What are my choices for casting my vote on each matter to be voted on?

Proposal	Voting Options	Effect of Abstentions	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Election of Directors	FOR, AGAINST or ABSTAIN (for each director nominee)	No effect – not counted as a "vote cast"	No	No effect
Advisory Vote to Approve Executive Compensation (Say on Pay)	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	No	No effect
Approval of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025)	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	No	No effect
Ratification of PwC as Our Independent Registered Public Accounting Firm for 2025	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	Yes	Not applicable
Shareholder Proposals	FOR, AGAINST or ABSTAIN (for each shareholder proposal)	Treated as a vote AGAINST the proposal	No	No effect

What is a Broker Non-Vote?

A "broker non-vote" occurs when your broker submits a proxy for the meeting with respect to the ratification of the appointment of our independent registered public accounting firm but does not vote on non-discretionary matters because you did not provide voting instructions on these matters.

If I abstain, what happens to my vote?

If you choose to abstain from voting on the Election of Directors, your abstention will have no effect, as the required vote is calculated through the following calculation: votes FOR divided by the sum of votes FOR plus votes AGAINST. If you choose to abstain from voting on any other matter at our Annual Meeting, your abstention will be counted as a vote AGAINST the proposal, as the required vote is calculated through the following calculation: votes FOR divided by the sum of votes FOR plus votes AGAINST plus votes ABSTAINING.

How do I inspect the list of shareholders of record?

A list of the shareholders of record as of February 24, 2025 will be available for inspection during ordinary business hours at our headquarters at 200 West Street, New York, New York 10282, from April 14, 2025 to April 22, 2025, as well as at our Annual Meeting.

When will Goldman Sachs next hold an advisory vote on the frequency of Say on Pay votes?

The next advisory vote on the frequency of Say on Pay votes will be held no later than our 2029 Annual Meeting of Shareholders.

How do I obtain more information about Goldman Sachs?

A copy of our 2024 Annual Report to Shareholders accompanies this Proxy Statement. You also may obtain, free of charge, a copy of that document, our 2024 Annual Report on Form 10-K, our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, our Director Independence Policy and the charters for our Audit, Compensation, Governance, Public Responsibilities and Risk Committees by writing to: The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations; email: **gs-investor-relations@gs.com**.

These documents, as well as other information about Goldman Sachs, are also available on our website at **www.gs.com/shareholders**.

How do I sign up for electronic delivery of proxy materials?

This Proxy Statement and our 2024 Annual Report to Shareholders are available on our website at: **www.gs.com/proxymaterials**. If you would like to help reduce our costs of printing and mailing future materials, you can agree to access these documents in the future over the Internet rather than receiving printed copies in the mail. You may do so when you vote through **www.proxyvote. com** or at **www.investordelivery.com** and by following the instructions.

Once you sign up, you will continue to receive proxy materials electronically until you revoke this preference.

Who pays the expenses of this proxy solicitation?

Our proxy materials are being used by our Board in connection with the solicitation of proxies for our Annual Meeting. We pay the expenses of the preparation of proxy materials and the solicitation of proxies for our Annual Meeting. In addition to the solicitation of proxies by mail, certain of our directors, officers or employees may solicit proxies telephonically, electronically or by other means of communication. Our directors, officers and employees will receive no additional compensation for any such solicitation. We have also hired Innisfree, M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, to assist in the solicitation and distribution of proxies, for which they will receive a fee of $25,000, as well as reimbursement for certain out-of-pocket costs and expenses. We will reimburse brokers, including Goldman Sachs & Co. LLC and other similar institutions, for costs incurred by them in mailing proxy materials to beneficial owners.

What is "householding"?

In accordance with a notice sent to certain street name shareholders of Common Stock who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2024 Annual Report to Shareholders unless we have previously received contrary instructions. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record.

If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement or our 2024 Annual Report to Shareholders, you may contact us at The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations, telephone: 1-212-902-0300, email: **gs-investor-relations@gs.com**, and we will deliver those documents to you promptly upon receiving the request.

You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares. You may also change your householding preferences through the Broadridge Householding Election system at 1-866-540-7095 using the control number we have provided to you.

How can I recommend a director candidate to our Governance Committee?

Our Governance Committee welcomes candidates recommended by shareholders and will consider these candidates in the same manner as other candidates.

Shareholders who wish to recommend director candidates for consideration by our Governance Committee may do so by submitting in writing such candidates' names to John Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282.

How can I submit a Rule 14a-8 shareholder proposal at the 2026 Annual Meeting of Shareholders?

Shareholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2026 Annual Meeting of Shareholders must submit their proposals to John Rogers, Secretary to the Board of Directors, via email at **shareholderproposals@gs.com** or by mail at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282. Proposals must be received on or before Friday, November 14, 2025. Please ensure that receipt of your proposal is confirmed. As the rules of the SEC make clear, however, simply submitting a proposal does not guarantee its inclusion.

How can I submit nominees (such as through proxy access) or shareholder proposals in accordance with our By-Laws?

Shareholders who wish to submit a "proxy access" nomination for inclusion in our proxy statement in connection with our 2026 Annual Meeting of Shareholders may do so by submitting in writing a Nomination Notice, in compliance with the procedures and along with the other information required by our By-Laws, to John Rogers, Secretary to the Board of Directors, via email at **shareholderproposals@gs.com** or by mail at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282, no earlier than October 15, 2025 and no later than November 14, 2025. Please ensure that receipt of your submission is confirmed.

In accordance with our By-Laws, for other matters (including director nominees not proposed pursuant to proxy access) not included in our proxy materials to be properly brought before the 2026 Annual Meeting of Shareholders, a shareholder's notice of the matter that the shareholder wishes to present must be delivered to John Rogers, Secretary to the Board of Directors, in compliance with the procedures and along with the other information required by our By-Laws, via email at **shareholderproposals@gs.com** or by mail at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282, not less than 90 nor more than 120 days prior to the first anniversary of the 2025 Annual Meeting. As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of our By-Laws (and not pursuant to the SEC's Rule 14a-8) must be received no earlier than December 24, 2025 and no later than January 23, 2026. Please ensure that receipt of your submission is confirmed.

Shareholders providing notice to the company under the SEC's Rule 14a-19 who intend to solicit proxies in support of nominees submitted under our advance notice By-Laws for the 2026 Annual Meeting must comply with this deadline, the requirements of our By-Laws and the additional requirements of Rule 14a-19(b).

Annex A: Calculation of Non-GAAP Measures and Other Information

Reconciliation of average common shareholders' equity to average tangible common shareholders' equity

ROE is calculated by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity. ROTE is calculated by dividing net earnings applicable to common shareholders by average monthly tangible common shareholders' equity (tangible common shareholders' equity is calculated as total shareholders' equity less preferred stock, goodwill and identifiable intangible assets). Management believes that ROTE is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed internally, and that tangible common shareholders' equity is meaningful because it is a measure that the firm and investors use to assess capital adequacy. ROTE and tangible common shareholders' equity are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies.

The table below presents a reconciliation of average common shareholders' equity to average tangible common shareholders' equity:

Unaudited ($ in Millions)	Average for the Year Ended December 31, 2024
Total shareholders' equity	119,204
Preferred stock	(12,430)
Common shareholders' equity	106,774
Goodwill	(5,895)
Identifiable intangible assets	(1,003)
Tangible common shareholders' equity	99,876

Source and Other Information

Page iii
- Stock price and TSR as of December 31, 2024, growth vs. December 31, 2019. Book value per share and dividend per share as of 4Q24, growth vs. 4Q19.

Pages iii, 2, 3 and 42
- Stock price and TSR as of December 31, 2024, growth vs. December 29, 2023 (last market day of 2023). Book value per share and dividend per share as of 4Q24, growth vs. 4Q23.

Pages iv, 2, 3, 42 and 50
- Global active asset manager and Alternative asset manager rankings based on assets as of 4Q24. Peer data compiled from publicly available company filings, earnings releases and supplements, and websites, as well as eVestment databases and Morningstar Direct. GS total Alternatives investments included Alternatives assets under supervision and non-fee-earning Alternatives assets.

Pages 2, 3, 42 and 43
- M&A ranking from Dealogic – January 1, 2024 through December 31, 2024. M&A refers to both announced and completed M&A.

Page 2
- FICC and Equities rankings based on cumulative publicly-disclosed net revenues (2020-2024). Applicable peers are MS, JPM, BAC, C, BARC, DB, UBS and CS (through FY22).

Page 43
- Top 150 client list and rankings compiled by GS through Client Ranking / Scorecard / Feedback and/or Coalition Greenwich 1H24 (latest available) and FY19 Institutional Client Analytics ranking.
- Global Banking & Markets revenue wallet share since Investor Day 2020 (2024 vs. 2019) based on reported revenues for Advisory, Equity underwriting, Debt underwriting, FICC and Equities. Total wallet includes MS, JPM, BAC, C, BARC, DB, UBS and CS (through FY22).
- Historical principal investments include consolidated investment entities and other legacy investments the firm intends to exit over the medium term (three- to five-year time horizon from year-end 2022).

Annex B: Additional Details on Director Independence

Set forth below is detailed information regarding certain categories of transactions reviewed and considered by our Governance Committee and our Board in making independence determinations, which our Board has determined are immaterial under our Director Independence Policy.

Category (Revenues, payments or donations by our firm must not exceed the greater of $1 million or 2% of the entity's consolidated gross revenues)	Position During 2024	Director	Percent of 2024 CGR
Ordinary Course Business Transactions (last 3 years) Between Goldman Sachs and an entity with which a director or their immediate family member is or was affiliated as specified	Executive Officer (for-profit entity)	■ Hess ■ McClure ■ Mittal and his family member(s)	Aggregate 2024 revenues to us from, or payments by us to, any such entity, if any, in each case did not exceed 0.08% of such other entity's 2024 consolidated gross revenues
	Employee (for-profit entity)	■ Harris	Aggregate 2024 revenues to us from, or payments by us to, any such entity, if any, in each case did not exceed 0.01% of such other entity's 2024 consolidated gross revenues
	Officer/ Employee (not-for-profit entity)	None	N/A
Charitable Donations (during 2024) Made in the ordinary course by Goldman Sachs (including our matching gift program), The Goldman Sachs Foundation or the donor advised funds under *GS Gives* program	Officer/ Employee/ Trustee/ Board Member (not-for-profit entity)	Generally all independent directors and certain of their family members	Aggregate 2024 donations by us to such organization, if any, in each case did not exceed $150,000 or did not exceed 1.4% of such other organization's 2024 consolidated gross revenues
Client Relationships (last 3 years) Director or his or her immediate family member is a client on substantially the same terms as other similarly situated clients (for example, brokerage accounts and investment in funds managed or sponsored by us in those accounts)	N/A	■ Burns and her family member(s) ■ Harris and her family member(s) ■ Hess and his family member(s) ■ Kullman and her family member(s) ■ Mittal and his family member(s) ■ Montag and his family member(s) ■ Oppenheimer and his family member(s) ■ Tighe and her family member(s) ■ Viniar and his family member(s)	Aggregate 2024 revenues to us from each of these accounts did not exceed 0.01% of our 2024 consolidated gross revenues

Annex C: The Goldman Sachs Amended and Restated Stock Incentive Plan (2025)

ARTICLE I

GENERAL

1.1   Purpose

The purpose of The Goldman Sachs Amended and Restated Stock Incentive Plan (2025) is to: (a) attract, retain and motivate officers, directors, employees (including prospective employees), consultants and others who may perform services for the Firm, to compensate them for their contributions to the long-term growth and profits of the Firm and to encourage them to acquire a proprietary interest in the success of the Firm, (b) align the interests of officers, directors, employees, consultants and others who may perform services for the Firm with those of Shareholders, (c) assist the Firm in ensuring that its compensation program does not provide incentives to take imprudent risks and (d) comply with regulatory requirements.

The 2021 SIP was amended and restated as The Goldman Sachs Amended and Restated Stock Incentive Plan (2025) by the Board on February 27, 2025, subject to the approval by Shareholders.

The amendments made to the 2021 SIP shall affect only Awards granted on or after the Effective Date. Awards granted prior to the Effective Date shall be governed by the terms of the Prior SIPs, as applicable, and the applicable Award Agreements. The terms of this Plan are not intended to affect the interpretation of the terms of the Prior SIPs, as applicable, as they existed prior to the Effective Date.

1.2   Definitions of Certain Terms

Unless otherwise specified in an applicable Award Agreement, the terms listed below shall have the following meanings for purposes of the Plan and any Award Agreement.

1.2.1   "AAA" means the American Arbitration Association.

1.2.2   "Account" means any brokerage account, custody account or similar account, as approved or required by GS Inc. from time to time, into which Shares, cash or other property in respect of an Award are delivered.

1.2.3   "Additional Terms" means any additional contractual terms, other than the terms of the Award, that the Committee or the Firm determines that a Grantee must accept as a condition of receiving an Award.

1.2.4   "Associate(s)" means that the Grantee: (a) forms, or acquires a 5% or greater equity ownership, voting or profit participation interest in; or (b) associates in any capacity (including association as an officer, employee, partner, director, consultant, agent or advisor). Associate(s) may include, as determined in the discretion of the Committee, (a) becoming the subject of any publicly available announcement or report of a pending or future association and (b) unpaid associations, including an association in contemplation of future employment. "Association" has its correlative meaning.

1.2.5   "Authorized Person" means any member of the SIP Committee, any SIP Administrator and any other individual authorized to act with respect to the Plan, an Award or an Award Agreement, for so long and under such terms as determined by the Committee.

1.2.6   "Award" means an award made pursuant to the Plan.

1.2.7   "Award Agreement" means the written document or documents by which each Award is evidenced, including any related Award Statement and Signature Card.

1.2.8   "Award Documentation" means all of the documentation presented to a Grantee in connection with the Grantee's acceptance of an Award, including the Award Agreement, Award Statement, Signature Card and Additional Terms.

1.2.9   "Award Statement" means a written statement that reflects certain Award terms.

1.2.10   "Board" means the Board of Directors of GS Inc.

1.2.11   "Breached an Obligation to the Firm" means that the Grantee failed to meet, in any respect, any obligation under any agreement with the Firm, or any agreement entered into in connection with the Grantee's Employment or any Award; including, without limitation, any offer letter, employment agreement or any shareholders' agreement relating to the Firm.

1.2.12   "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by Federal law or executive order to be closed.

1.2.13   "Cause" means (a) the Grantee's conviction, whether following trial or by plea of guilty or *nolo contendere* (or similar plea), in a criminal proceeding (i) on a misdemeanor charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery, counterfeiting or extortion, or (ii) on a felony charge, or (iii) on an equivalent charge to those in clauses (i) and (ii) in jurisdictions which do not use those designations, (b) the Grantee's engaging in any conduct which constitutes an employment disqualification under applicable law (including statutory disqualification as defined under the Exchange Act), (c) the Grantee's willful failure to perform the Grantee's duties to the Firm, (d) the Grantee's violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which the Firm is a member, (e) the Grantee's violation of any Firm policy concerning hedging or pledging or confidential or proprietary information, or the Grantee's material violation of any other Firm policy as in effect from time to time, (f) the Grantee's engaging in any act or making any statement which impairs, impugns, denigrates, disparages or negatively reflects upon the name, reputation or business interests of the Firm or (g) the Grantee's engaging in any conduct detrimental to the Firm. The determination as to whether Cause has occurred shall be made by the Committee in its sole discretion and, in such case, the Committee also may, but shall not be required to, specify the date such Cause occurred (including by determining that a prior termination of Employment was for Cause). Any rights the Firm may have hereunder and in any Award Agreement in respect of the events giving rise to Cause shall be in addition to the rights the Firm may have under any other agreement with a Grantee or at law or in equity.

1.2.14   "Certificate" means a stock certificate (or other appropriate document or evidence of ownership) representing Shares.

1.2.15   "Change in Control" means the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving GS Inc. (a "Reorganization") or sale or other disposition of all or substantially all of GS Inc.'s assets to an entity that is not an affiliate of GS Inc. (a "Sale"), that in each case requires the approval of Shareholders under the law of GS Inc.'s jurisdiction of organization, whether for such Reorganization or Sale (or the issuance of securities of GS Inc. in such Reorganization or Sale), unless immediately following such Reorganization or Sale, either: (a) at least 50% of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of (i) the entity resulting from such Reorganization, or the entity which has acquired all or substantially all of the assets of GS Inc. in a Sale (in either case, the "Surviving Entity"), or (ii) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, as such Rule is in effect on the date of the adoption of the 1999 SIP) of 50% or more of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of the Surviving Entity (the "Parent Entity") is represented by GS Inc.'s securities (the "GS Inc. Securities") that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such GS Inc. Securities were converted pursuant to such Reorganization or Sale) or (b) at least 50% of the members of the board of directors (or similar officials in the case of an entity other than a corporation) of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) following the consummation of the Reorganization or Sale were, at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization or Sale, individuals (the "Incumbent Directors") who either (i) were members of the Board on the Effective Date or (ii) became directors subsequent to the Effective Date and whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of GS Inc.'s proxy statement in which such persons are named as nominees for director).

1.2.16   "Client" means any client or prospective client of the Firm to whom the Grantee provided services, or for whom the Grantee transacted business, or whose identity became known to the Grantee in connection with the Grantee's relationship with or employment by the Firm.

1.2.17 "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the applicable rulings and regulations thereunder.

1.2.18 "Committee" means the Compensation Committee unless otherwise determined by the Board; *provided, however,* that (a) to the extent that the authority of the Compensation Committee to administer the Plan or any Award is granted or delegated to the SIP Committee, "Committee" shall mean the SIP Committee when acting pursuant to such a grant or delegation; and (b) to the extent the Board determines it is appropriate for Awards under the Plan to qualify for the exemption available under Rule 16b-3(d)(1) or Rule 16b-3(e) promulgated under the Exchange Act, "Committee" shall mean a committee or subcommittee of the Board composed of two or more members, each of whom is a "non-employee director" within the meaning of Rule 16b-3.

1.2.19 "Common Stock" means common stock of GS Inc., par value $0.01 per share.

1.2.20 "Compensation Committee" means the Compensation Committee of the Board.

1.2.21 "Competitive Enterprise" means an existing or planned business enterprise that (a) engages, or may reasonably be expected to engage, in any activity; (b) owns or controls, or may reasonably be expected to own or control, a significant interest in any entity that engages in any activity or (c) is, or may reasonably be expected to be, owned by, or a significant interest in which is, or may reasonably be expected to be, owned or controlled by, any entity that engages in any activity that, in any case, competes or will compete anywhere with any activity in which the Firm is engaged. The activities covered by this definition include, without limitation: financial services such as investment banking; public or private finance; lending; financial advisory services; private investing for anyone other than the Grantee and members of the Grantee's family (including for the avoidance of doubt, any type of proprietary investing or trading); private wealth management; private banking; consumer or commercial cash management; consumer, digital or commercial banking; merchant banking; asset, portfolio or hedge fund management; insurance or reinsurance underwriting or brokerage; property management; or securities, futures, commodities, energy, derivatives, currency or digital asset brokerage, sales, lending, custody, clearance, settlement or trading.

1.2.22 "Conflicted Employment" means the Grantee's employment at any U.S. Federal, state or local government, any non-U.S. government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any other employer determined by the Committee (other than an "Accounting Firm" within the meaning of SEC Rule 2-01(f)(2) of Regulation S-X or any successor thereto), if, as a result of such employment, the Grantee's continued holding of any Outstanding Award or Restricted Shares would result in an actual or perceived conflict of interest.

1.2.23 "Covered Enterprise" means a Competitive Enterprise and any other existing or planned business enterprise that: (a) offers, holds itself out as offering or reasonably may be expected to offer products or services that are the same as or similar to those offered by the Firm or that the Firm reasonably expects to offer ("Firm Products or Services"); or (b) engages in, holds itself out as engaging in or reasonably may be expected to engage in any other activity that is the same as or similar to any financial activity engaged in by the Firm or in which the Firm reasonably expects to engage ("Firm Activities"). For the avoidance of doubt, Firm Activities include any activity that requires the same or similar skills as any financial activity engaged in by the Firm or in which the Firm reasonably expects to engage, irrespective of whether any such financial activity is in furtherance of an advisory, agency, proprietary or fiduciary undertaking.

The enterprises covered by this definition include enterprises that offer, hold themselves out as offering or reasonably may be expected to offer Firm Products or Services, or engage in, hold themselves out as engaging in or reasonably may be expected to engage in Firm Activities directly, as well as those that do so indirectly by ownership or control (*e.g.,* by owning, being owned by or by being under common ownership with an enterprise that offers, holds itself out as offering or reasonably may be expected to offer Firm Products or Services or that engages in, holds itself out as engaging in or reasonably may be expected to engage in Firm Activities). The definition of Covered Enterprise includes, solely by way of example, any enterprise that offers, holds itself out as offering or reasonably may be expected to offer any product or service, or engages in, holds itself out as engaging in or reasonably may be expected to engage in any activity, in any case, associated with investment banking; public or private finance; lending; financial advisory services; private investing for anyone other than you or your family members (including, for the avoidance of doubt, any type of proprietary investing or trading); private wealth management; private banking; consumer or commercial cash management; consumer, digital or commercial banking; merchant banking; asset, portfolio or hedge fund management; insurance or reinsurance underwriting or brokerage; property management; or securities, futures, commodities, energy, derivatives, currency or digital asset brokerage, sales, lending, custody, clearance, settlement or trading. An enterprise that offers, holds itself out as offering or reasonably may be expected to offer Firm Products or Services, or engages in, holds itself out as engaging in or reasonably may be expected to engage in Firm Activities is a Covered Enterprise, irrespective of whether the enterprise is a customer, client or counterparty of the Firm or is otherwise associated with the Firm and, because the Firm is a global enterprise, irrespective of where the Covered Enterprise is physically located.

1.2.24   "Covered Person" means any member of the Board, the Compensation Committee, the SIP Committee, any SIP Administrator, any Authorized Person or any employee of the Firm.

1.2.25   "Date of Grant" means the date specified in the Grantee's Award Agreement as the date of grant of the Award.

1.2.26   "Delivery Date" means each date specified in the Grantee's Award Agreement as a delivery date. If such date is articulated as a calendar date (*i.e.*, month, day and year), the Delivery Date shall be such calendar date; provided, unless the Committee determines otherwise, such date is during a Window Period or, if such date is not during a Window Period, the first trading day of the subsequent Window Period or another date selected by the Committee. If such date is articulated as a month and year, the Delivery Date will be the first trading day in a Window Period that occurs in the specified month and year, so long as any such date occurs before the 29th day of the applicable month; if there is no such date, the Delivery Date will be the earlier of another date selected by the Committee in the specified month and year or the first trading day in the subsequent Window Period.

1.2.27   "Dividend Equivalent Payment" means a payment in respect of Dividend Equivalent Rights.

1.2.28   "Dividend Equivalent Right" means a dividend equivalent right granted under the Plan, which represents an unfunded and unsecured promise to pay to the Grantee amounts equal to all or any portion of the regular cash dividends that would be paid on Shares underlying an Award.

1.2.29   "Dodd–Frank Clawback Policy" means GS Inc.'s Policy for Recovery of Erroneously Awarded Compensation, as may be amended from time to time, or any successor thereto.

1.2.30   "Effective Date" means the date this Plan is approved by Shareholders pursuant to Section 4.11.

1.2.31   "Employment" means the Grantee's performance of services for the Firm, as determined by the Committee. The terms "employ" and "employed" shall have their correlative meanings. The Committee in its sole discretion may determine (a) whether and when a Grantee's leave of absence results in a termination of Employment (for this purpose, unless the Committee determines otherwise, a Grantee shall be treated as terminating Employment with the Firm upon the occurrence of an Extended Absence), (b) whether and when a change in a Grantee's association with the Firm results in a termination of Employment and (c) the impact, if any, of any such leave of absence or change in association on Awards theretofore made. Unless expressly provided otherwise, any references in the Plan or any Award Agreement to a Grantee's Employment being terminated shall include both voluntary and involuntary terminations.

1.2.32   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the applicable rules and regulations thereunder.

1.2.33   "Exercise Price" means (a) in the case of Options, the price specified in the Grantee's Award Agreement as the price-per-Share at which such Share can be purchased pursuant to the Option or (b) in the case of SARs, the price specified in the Grantee's Award Agreement as the reference price-per-Share used to calculate the amount payable to the Grantee.

1.2.34   "Expiration Date" means the date specified in the Grantee's Award Agreement as the final expiration date of the Award.

1.2.35   "Extended Absence" means the Grantee's inability to perform for six (6) continuous months, due to illness, injury or pregnancy-related complications, substantially all the essential duties of the Grantee's occupation, as determined by the Committee.

1.2.36 "Failed to Consider Risk" means that the Grantee participated (or otherwise oversaw or was responsible for, depending on the circumstances, another individual's participation) in the structuring or marketing of any product or service, or participated on behalf of the Firm or any of its clients in the purchase or sale of any security or other property, in any case without appropriate consideration of the risk to the Firm or the broader financial system as a whole (for example, where the Grantee has improperly analyzed such risk or where the Grantee has failed sufficiently to raise concerns about such risk) and, as a result of such action or omission, the Committee determines there has been, or reasonably could be expected to be, a material adverse impact on the Firm, the Grantee's business unit or the broader financial system. This definition is not limited to financial risks and is designed to encourage the consideration of the full range of risks associated with activities (*e.g.*, legal, compliance or reputational). This definition also does not require that a material adverse impact actually occur, but, rather, may be triggered if it is determined that there is a reasonable expectation of such an impact.

1.2.37 "Fair Market Value" means, with respect to a Share on any day, the fair market value as determined in accordance with a valuation methodology approved by the Committee.

1.2.38 "FINRA" means the Financial Industry Regulatory Authority.

1.2.39 "Firm" means GS Inc. and its subsidiaries and affiliates.

1.2.40 "Good Reason" means, in connection with a termination of employment by a Grantee following a Change in Control, (a) as determined by the Committee, a materially adverse alteration in the Grantee's position or in the nature or status of the Grantee's responsibilities from those in effect immediately prior to the Change in Control or (b) the Firm's requiring the Grantee's principal place of Employment to be located more than seventy-five (75) miles from the location where the Grantee is principally Employed at the time of the Change in Control (except for required travel on the Firm's business to an extent substantially consistent with the Grantee's customary business travel obligations in the ordinary course of business prior to the Change in Control).

1.2.41 "Governmental Authority" means any Federal, state and local government agency with authority over the applicable matter, including: (a) the U.S. Securities and Exchange Commission, the U.S. Equal Employment Opportunity Commission and any state or local human rights agency (*e.g.*, the New York State Division of Human Rights, the New York City Commission on Human Rights, and the California Civil Rights Department), as well as law enforcement (*e.g.*, the state Attorney General and the U.S. Department of Justice); and (b) any analogue in the Grantee's jurisdiction.

1.2.42 "Grantee" means a person who receives an Award.

1.2.43 "GS Inc." means The Goldman Sachs Group, Inc., and any successor thereto.

1.2.44 "Incentive Stock Option" means an option to purchase Shares that is intended to qualify for special Federal income tax treatment pursuant to Sections 421 and 422 of the Code, as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is so designated in the applicable Award Agreement.

1.2.45 "Initial Exercise Date" means, with respect to an Option or an SAR, the date specified in the Grantee's Award Agreement as the initial date on which such Award may be exercised. If such date is articulated as a calendar date (*i.e.*, month, day and year), the Initial Exercise Date shall be such calendar date; provided, unless the Committee determines otherwise, such date is during a Window Period or, if such date is not during a Window Period, the first trading day of the subsequent Window Period or another date selected by the Committee. If such date is articulated as a month and year, the Initial Exercise Date will be the first trading day in a Window Period that occurs in the specified month and year, so long as any such date occurs before the 29th day of the applicable month; if there is no such date, the Initial Exercise Date will be the earlier of another date selected by the Committee in the specified month and year or the first trading day in the subsequent Window Period.

1.2.46 "1999 SIP" means The Goldman Sachs 1999 Stock Incentive Plan, as in effect prior to the effective date of the 2003 SIP.

1.2.47 "New York Stock Exchange" means the New York Stock Exchange, Inc. and any successor exchange or trading market that is the principal trading market for the Common Stock.

1.2.48 "Non-Employee Director" means a member of the Board who is not an officer or employee of the Firm.

1.2.49   "Nonqualified Stock Option" means an option to purchase Shares that is not an Incentive Stock Option.

1.2.50   "Option" means an Incentive Stock Option or a Nonqualified Stock Option or both, as the context requires.

1.2.51   "Outstanding" means any Award to the extent it has not been forfeited, canceled, terminated, exercised or with respect to which the Shares underlying the Award have not been previously delivered or other payments made.

1.2.52   "Plan" means The Goldman Sachs Amended and Restated Stock Incentive Plan (2025), as described herein and as hereafter amended from time to time.

1.2.53   "Prior SIP Award" means an Award under one or more of the Prior SIPs as defined therein.

1.2.54   "Prior SIP(s)" mean, as applicable, the 1999 SIP, the 2003 SIP, the 2013 SIP, the 2015 SIP, the 2018 SIP and/or the 2021 SIP.

1.2.55   "Qualifying Termination" means that the Firm terminates a Grantee's Employment, or the Grantee terminates the Grantee's Employment for Good Reason; in each case, within 18 months (or such other time period as may be specified in an Award Agreement) following a Change in Control; and under such circumstances where an event constituting Cause has not occurred and the Grantee has not Failed to Consider Risk or Breached an Obligation to the Firm, as determined by the Committee.

1.2.56   "RSU" means a restricted stock unit granted under the Plan, which represents an unfunded and unsecured promise to deliver Shares in accordance with the terms of the applicable Award Agreement.

1.2.57   "RSU Shares" means Shares that underlie an RSU, including (as applicable) Shares at Risk.

1.2.58   "Restricted Share" means a Share granted, delivered or offered under the Plan that is subject to restrictions (including Transfer Restrictions), forfeiture and/or other terms and conditions specified in the Plan or the applicable Award Agreement. For the avoidance of doubt, references to "Restricted Shares" include "Shares at Risk."

1.2.59   "Retirement" means termination of the Grantee's Employment (in such circumstances where an event constituting Cause has not occurred and the Grantee has not Failed to Consider Risk or Breached an Obligation to the Firm, as determined by the Committee) on or after the Date of Grant at a time when (a) (i) the sum of the Grantee's age plus years of service with the Firm (as determined by the Committee in its sole discretion) equals or exceeds 60 and (ii) the Grantee has completed at least 10 years of service with the Firm (as determined by the Committee in its sole discretion) or, if earlier, (b) (i) the Grantee has attained age 50 and (ii) the Grantee has completed at least five years of service with the Firm (as determined by the Committee in its sole discretion).

1.2.60   "SAR" means a stock appreciation right granted under the Plan, which represents an unfunded and unsecured promise to deliver Shares, cash or other property equal in value to the excess of the Fair Market Value per Share over the Exercise Price per share of the SAR, subject to the terms of the applicable Award Agreement.

1.2.61   "Section 409A" means Section 409A of the Code, including any amendments or successor provisions to that Section and any regulations and other administrative guidance thereunder, in each case as they, from time to time, may be amended or interpreted through further administrative guidance.

1.2.62   "Section 409A Deferred Compensation" means a "deferral of compensation" or "deferred compensation" as those terms are defined under Section 409A.

1.2.63   "Selected Firm Personnel" means any individual who is or in the three months (or such other period as may be provided for in an Award Agreement) preceding the conduct prohibited by any non-solicitation or similar provision in an Award Agreement was (a) a Firm employee or consultant with whom the Grantee personally worked while employed by the Firm, (b) a Firm employee or consultant who, at any time during the year preceding the date of the termination of the Grantee's Employment, worked in the same division in which the Grantee worked or (c) an Advisory Director, a Managing Director (Participating or Extended) or a Senior Advisor of the Firm; in each case, as determined by the Committee.

1.2.64   "Share" means a share of Common Stock granted, delivered or offered (as applicable) pursuant to an Award, including without limitation, a Restricted Share.

1.2.65   "Shareholder" means any shareholder of GS Inc.

1.2.66 "Shares at Risk" means Shares that are delivered subject to Transfer Restrictions and, as specified in the Plan or the applicable Award Agreement, forfeiture and/or other terms and conditions.

1.2.67 "Signature Card" means the document and/or website presented to a Grantee with his or her Award that the Grantee must execute (including by electronic means) to indicate the Grantee's acceptance of the Award, the Award Agreement (including the Award Statement and the terms contained in the Signature Card) and any Additional Terms applicable to the Grantee, as well the Grantee's receipt of the Award Documentation.

1.2.68 "SIP Administrator" means each person designated by the Committee as a "SIP Administrator" with the authority to perform administrative functions for the Plan as may be delegated or authorized by the Committee.

1.2.69 "SIP Committee" means the persons who have been delegated certain authority under the Plan by the Committee.

1.2.70 "Solicit" means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, suggesting, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action.

1.2.71 "Transfer Restrictions" means restrictions that prohibit the sale, exchange, transfer, assignment, pledge, hypothecation, fractionalization, hedge or other disposal of (including through the use of any cash-settled instrument), whether voluntarily or involuntarily by the Grantee, of an Award or any Shares, cash or other property delivered in respect of an Award.

1.2.72 "Transferability Date" means the date Transfer Restrictions on a Restricted Share will be released as specified in the Grantee's Award Agreement. If such date is articulated as a calendar date (*i.e.*, month, day and year), the Transferability Date shall be such calendar date; provided, unless the Committee determines otherwise, such date is during a Window Period or, if such date is not during a Window Period, the first trading day of the subsequent Window Period or another date selected by the Committee. If such date is articulated as a month and year, or the anniversary of a preceding date (*e.g.*, one year following the Delivery Date), the Transferability Date will be the first trading day in a Window Period that occurs in the specified month and year, or on or after the anniversary date; if there is no such date, the Transferability Date will be the earlier of another date selected by the Committee, as applicable, in the specified month and year or on or after the anniversary date, or the first trading day in the subsequent Window Period.

1.2.73 "2003 SIP" means The Goldman Sachs Amended and Restated Stock Incentive Plan, as in effect prior to the effective date of the 2013 SIP.

1.2.74 "2013 SIP" means The Goldman Sachs Amended and Restated Stock Incentive Plan (2013), as in effect prior to the effective date of the 2015 SIP.

1.2.75 "2015 SIP" means The Goldman Sachs Amended and Restated Stock Incentive Plan (2015), as in effect prior to the effective date of the 2018 SIP.

1.2.76 "2018 SIP" means The Goldman Sachs Amended and Restated Stock Incentive Plan (2018), as in effect prior to the effective date of the 2021 SIP.

1.2.77 "2021 SIP" means The Goldman Sachs Amended and Restated Stock Incentive Plan (2021), as in effect prior to the Effective Date.

1.2.78 "Vested" means, with respect to an Award, the portion of the Award that is not subject to a condition that the Grantee remain actively employed by the Firm in order for the Award to remain Outstanding. The fact that an Award becomes or is treated as Vested shall not mean or otherwise indicate that the Grantee has an unconditional or nonforfeitable right to such Award, and such Award shall remain subject to such terms, conditions and forfeiture and repayment provisions as may be provided for in the Plan or in the Award Agreement.

1.2.79 "Vesting Date" means each date specified in the Grantee's Award Agreement as a date on which part or all of an Award becomes Vested.

1.2.80 "Window Period" means a period designated by the Firm during which all employees of the Firm are permitted to purchase or sell Shares (provided that, if the Grantee is a member of a designated group of employees who are subject to different restrictions, the Window Period may be a period designated by the Firm during which an employee of the Firm in such designated group is permitted to purchase or sell Shares).

1.3 Administration

1.3.1 Subject to Sections 1.3.3 and 1.3.4, the Plan shall be administered by the Committee.

1.3.2 The Committee shall have complete control over the administration of the Plan and shall have the authority in its sole discretion to (a) exercise all of the powers granted to it under the Plan, (b) construe, interpret and implement the Plan and all Award Agreements, (c) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (d) make all determinations necessary or advisable in administering the Plan, (e) correct any defect, supply any omission and reconcile any inconsistency in the Plan, (f) amend the Plan to reflect changes in applicable law (whether or not the rights of the Grantee of any Award are adversely affected, unless otherwise provided in such Grantee's Award Agreement), (g) grant Awards and determine who shall receive Awards, when such Awards shall be granted and the terms of such Awards, including setting forth provisions with regard to termination of Employment, such as termination of Employment for Cause or due to death, Conflicted Employment, Extended Absence or Retirement, (h) unless otherwise provided in an Award Agreement, amend any outstanding Award Agreement in any respect, whether or not the rights of the Grantee of such Award are adversely affected, including, without limitation, to (1) accelerate the time or times at which the Award becomes Vested, unrestricted or may be exercised (and, in connection with such acceleration, the Committee may provide that any Shares acquired pursuant to such Award shall be Restricted Shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Grantee's underlying Award), (2) accelerate the time or times at which Shares are delivered under the Award (and, without limitation on the Committee's rights, in connection with such acceleration, the Committee may provide that any Shares delivered pursuant to such Award shall be Restricted Shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Grantee's underlying Award), (3) waive or amend any goals, restrictions or conditions set forth in such Award Agreement, or impose new goals, restrictions and conditions or (4) reflect a change in the Grantee's circumstances (*e.g.*, a change to part-time employment status or a change in position, duties or responsibilities) and (i) determine at any time whether, to what extent and under what circumstances and method or methods (1) Awards may be (A) settled in cash, Shares, other securities, other Awards or other property (in which event, the Committee may specify what other effects such settlement will have on the Grantee's Award, including the effect on any repayment provisions under the Plan or Award Agreement), (B) exercised (including a "cashless" exercise) or (C) canceled, forfeited or suspended, (2) Shares, other securities, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Grantee thereof or of the Committee and (3) Awards may be settled by GS Inc., any of its subsidiaries or affiliates or any of its or their designees.

1.3.3 Actions of the Committee may be taken by the vote of a majority of its members present at a meeting (which may be held virtually). Any action may be taken by a written instrument approved (including in counterparts) by a majority of the Committee members; members of the Committee may approve of such written instrument by any means that manifests their assent, such as by signature or written confirmation of their approval, including by electronic means; and action so taken shall be fully as effective as if it had been taken by a vote at a meeting. The determination of the Committee on all matters relating to the Plan or any Award Agreement shall be final, binding and conclusive. The Committee may allocate among its members and delegate to any person who is not a member of the Committee, or to any administrative group within the Firm (including the SIP Committee, the SIP Administrators, the Authorized Persons or any of them) any of its powers, responsibilities or duties. In delegating its authority, the Committee shall consider the extent to which any delegation may cause Awards to fail to meet the requirements of Rule 16(b)-3(d)(1) or Rule 16(b)-3(e) under the Exchange Act. Any action taken pursuant to such allocation or delegation shall be fully as effective as if it had been taken by the Committee.

1.3.4 Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

1.3.5 No Liability. No Covered Person shall have any liability to any person (including any Grantee) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Covered Person shall be indemnified and held harmless by GS Inc. against and from (a) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and (b) any and all amounts paid by such Covered Person, with GS Inc.'s approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, provided that GS Inc. shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once GS Inc. gives notice of its intent to assume the defense, GS Inc. shall have sole control over such defense with counsel of GS Inc.'s choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under GS Inc.'s Restated Certificate of Incorporation, as may be amended from time to time, or Amended and Restated Bylaws, as may be amended from time to time, as a matter of law, or otherwise, or any other power that GS Inc. may have to indemnify such persons or hold them harmless.

1.4   Persons Eligible for Awards

Awards under the Plan may be made to such current, former (solely with respect to their final year of service) and prospective officers, directors, employees, consultants and other individuals who may perform services for the Firm, as the Committee may select.

1.5   Types of Awards Under Plan

Awards may be made under the Plan in the form of (a) Options, (b) SARs, (c) Restricted Shares, (d) RSUs, (e) Dividend Equivalent Rights and (f) other equity-based or equity-related Awards that the Committee determines are consistent with the purpose of the Plan and the interests of the Firm. No Incentive Stock Option (other than an Incentive Stock Option that may be assumed or issued by GS Inc. in connection with a transaction to which Section 424(a) of the Code applies) may be granted to a person who is not eligible to receive an Incentive Stock Option under the Code.

1.6   Shares Available for Awards

1.6.1   Total Shares Available. Subject to adjustment pursuant to Section 1.6.2, the total number of Shares which may be delivered pursuant to Awards granted under the Plan on or after the Effective Date shall not exceed the number of shares available for awards under the 2021 SIP as of the Effective Date. Each Option, SAR, Restricted Share, RSU or similar Award or Share underlying an Award shall count as one Share. No further Awards shall be granted pursuant to the 2021 SIP. If, on or after the Effective Date, any Award or any Outstanding Prior SIP Award is forfeited or otherwise terminates or is canceled without the delivery of Shares, Shares are surrendered or withheld from any Award or Prior SIP Award to satisfy any obligation of the Grantee (including Federal, state or foreign taxes) or Shares owned by a Grantee are tendered to pay the exercise price of any Award or Prior SIP Award, then the shares covered by such forfeited, terminated or canceled Award or Prior SIP Award or which are equal to the number of shares surrendered, withheld or tendered shall again become available to be delivered pursuant to Awards granted under this Plan. Notwithstanding the foregoing, but subject to adjustment as provided in Section 1.6.2, no more than twenty-four million (24,000,000) Shares that can be delivered under the Plan shall be deliverable pursuant to the exercise of Incentive Stock Options. Any Shares (a) delivered by GS Inc., (b) with respect to which Awards are made hereunder and (c) with respect to which the Firm becomes obligated to make Awards, in each case through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity, shall not count against the Shares available to be delivered pursuant to Awards under this Plan. Shares that may be delivered pursuant to Awards may be authorized but unissued Common Stock or authorized and issued Common Stock held in GS Inc.'s treasury, or otherwise acquired for the purposes of the Plan.

1.6.2   Adjustments. The Committee shall adjust the number of Shares authorized pursuant to Section 1.6.1 and shall adjust (including, without limitation, by payment of cash) the terms of any Outstanding Awards (including, without limitation, the number of Shares covered by each Outstanding Award, the type of property to which the Award relates and the exercise or strike price of any Award), in such manner as it deems appropriate to prevent the enlargement or dilution of rights, for any increase or decrease in the number of issued Shares (or issuance of shares of stock other than Shares) resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, splitup, combination, reclassification or exchange of Shares, merger, consolidation, rights offering, separation, reorganization or any other change in corporate structure or event the Committee determines in its sole discretion affects the capitalization of GS Inc.; provided, however, that no such adjustment shall be required if the Committee determines that such action would cause an award to fail to satisfy the conditions of an applicable exception from the requirements of Section 409A or otherwise would subject a Grantee to an additional tax imposed under Section 409A in respect of an Outstanding Award. After any adjustment made pursuant to this Section 1.6.2, the number of Shares subject to each Outstanding Award shall be rounded up or down to the nearest whole number as determined by the Committee.

1.6.3   Except as provided in this Section 1.6 or under the terms of any applicable Award Agreement, there shall be no limit on the number or the value of Shares that may be subject to Awards to any individual under the Plan.

1.6.4   There shall be no limit on the amount of cash, securities (other than Shares as provided in Section 1.6.1, as adjusted by Section 1.6.2) or other property that may be delivered pursuant to any Award.

1.7   Non-Employee Director Compensation

1.7.1   For each calendar year of service on the Board, each Non-Employee Director may receive total annual compensation in a fixed amount equal to (a) in the case of a Non-Employee Director who does not serve as a chair of a committee appointed by the Board, $450,000 and (b) in the case of a Non-Employee Director who serves as a chair of a committee appointed by the Board, $475,000 (in each case, the "Fixed Amount").

1.7.2   The Fixed Amount may be payable in the form of cash and/or an Award that shall have such terms and conditions as the Board may from time to time specify. For the avoidance of doubt, to the extent the Fixed Amount or any portion of it is payable in the form of an Award, then nothing in this Section 1.7 shall prevent any Award from being rounded up to the nearest whole Share or its equivalent value.

1.7.3   The Board may at any time provide any Non-Employee Director with a retainer or other fee in addition to the Fixed Amount, including for service on or chairing a special or newly formed committee or subcommittee, or for any other service, in each case as determined in the discretion of the Board. The Board also may decrease the Fixed Amount at any time in its sole discretion.

1.7.4   Notwithstanding any other provision herein, including, without limitation, Sections 2.3.1, 2.4.1, 2.5.1, 2.6.1 and 2.7 (providing the Committee the authority to grant Awards), the amount of total annual compensation paid to each Non-Employee Director shall be governed solely by this Section 1.7.

ARTICLE II

AWARDS UNDER THE PLAN

2.1   Agreements Evidencing Awards

Each Award granted under the Plan shall be evidenced by an Award Agreement, which shall contain such provisions and conditions as the Committee deems appropriate (and which may incorporate by reference some or all of the provisions of the Plan), including any Additional Terms. The Committee may grant Awards in tandem with or in substitution for any other Award or Awards granted under this Plan or any award granted under any other plan of the Firm. By accepting an Award pursuant to the Plan, a Grantee thereby agrees that the Award shall be subject to all of the terms and provisions of the Plan and the applicable Award Agreement, irrespective of whether the applicable terms and provisions of the Plan are expressly set forth in the Award Agreement, unless otherwise specified in the Award Agreement.

2.2   No Rights as a Shareholder

No Grantee (or other person having rights pursuant to an Award) shall have any of the rights of a Shareholder with respect to Shares subject to an Award until the delivery of such shares. Except as otherwise provided in Section 1.6.2, no adjustments shall be made for dividends or distributions on (whether ordinary or extraordinary, and whether in cash, Common Stock, other securities or other property), or other events relating to, Shares subject to an Award for which the record date is prior to the date such Shares are delivered.

2.3 Options

2.3.1 Grant. Subject to the individual limit described in Section 1.6.1, the Committee may grant Awards of Options in such amounts and subject to such terms and conditions as the Committee may determine (and may include a grant of Dividend Equivalent Rights under Section 2.8 in connection with such Option grants); provided, however, that (a) the Exercise Price for any Option may not be less than the lesser of (A) the closing price of a Share on the New York Stock Exchange on the Date of Grant for such Option and (B) the average of the high and low sale prices of a Share on the New York Stock Exchange on the Date of Grant for such Option and (b) the Expiration Date in respect of an Option may not be later than the tenth anniversary of the Date of Grant. Except as provided for in Section 1.6.2, the Exercise Price for any Outstanding Option may not be reduced after the Date of Grant.

2.3.2 Exercise. Options that are not Vested or that are not Outstanding may not be exercised. Outstanding Vested Options may be exercised in accordance with procedures established by the Committee (but, subject to the applicable Award Agreement, may not be exercised earlier than the Initial Exercise Date). The Committee may from time to time prescribe periods during which Outstanding Vested Options shall not be exercisable.

2.3.3 Payment of Exercise Price. Any acceptance by the Committee of a Grantee's written notice of exercise of a Vested Option shall be conditioned upon payment for the Shares being purchased. Such payment may be made in cash or by such other methods as the Committee may from time to time prescribe.

2.3.4 Delivery of Shares. Unless otherwise determined by the Committee, and subject to the Plan and the applicable Award Agreement, upon receipt of payment of the full Exercise Price (or upon satisfaction of procedures adopted by the Committee in connection with a "cashless" exercise method adopted by it) for Shares subject to an Outstanding Vested Option, delivery of such Shares shall be effected by book–entry credit to the Grantee's Account. The Grantee shall be the beneficial owner and record holder of such Shares properly credited to the Account. No delivery of such Shares shall be made to a Grantee unless the Grantee has timely returned all required documentation specified in the Grantee's Award Agreement or as otherwise required by the Committee or the SIP Administrator.

2.3.5 Repayment if Conditions Not Met. If the Committee determines that all terms and conditions of the Plan or a Grantee's Award Agreement in respect of exercised Options were not satisfied, then the Grantee shall be obligated immediately upon demand therefor, as determined by the Firm in its sole discretion, to either: (a) return to the Firm such number of Shares that were delivered in excess of the Exercise Price paid therefor or (b) pay the Firm an amount equal to the excess of the Fair Market Value (determined at the time of exercise) of the Shares that were delivered in respect of such exercised Options over the Exercise Price paid therefor, in each case, without reduction for any Shares, cash or other property applied to satisfy withholding tax or other obligations in respect of such shares.

2.4 SARs

2.4.1 Grant. Subject to the individual limit described in Section 1.6.1, the Committee may grant Awards of SARs in such amounts and subject to such terms and conditions as the Committee may determine (and may include a grant of Dividend Equivalent Rights under Section 2.8 in connection with such SAR grants); provided, however, that (a) the Exercise Price for any SAR may not be less than the lesser of (A) the closing price of a Share on the New York Stock Exchange on the Date of Grant for such SAR and (B) the average of the high and low sale prices of a Share on the New York Stock Exchange on the Date of Grant for such SAR and (b) the Expiration Date in respect of an SAR may not be later than the tenth anniversary of the Date of Grant. Except as provided for in Section 1.6.2, the Exercise Price for any SAR may not be reduced after the Date of Grant.

2.4.2 Exercise. SARs that are not Vested or that are not Outstanding may not be exercised. Outstanding Vested SARs may be exercised in accordance with procedures established by the Committee (but, subject to the applicable Award Agreement, may not be exercised earlier than the Initial Exercise Date). The Committee may from time to time prescribe periods during which Outstanding Vested SARs shall not be exercisable.

2.4.3 Delivery of Shares. Unless otherwise determined by the Committee, and subject to the Plan and the applicable Award Agreement, upon exercise of an Outstanding Vested SAR for which payment will be made partly or entirely in Shares, delivery of Shares (and cash in respect of fractional Shares), with a Fair Market Value (on the exercise date) equal to (a) the excess of (i) the Fair Market Value of a Shares (on the exercise date) over (ii) the Exercise Price of such SAR multiplied by (b) the number of SARs exercised, shall be effected by book–entry credit to the Grantee's Account. The Grantee shall be the beneficial owner and record holder of such Shares properly credited to the Account on such date of delivery. No delivery of such Shares shall be made to a Grantee unless the Grantee has timely returned all required documentation specified in the Grantee's Award Agreement or as otherwise required by the Committee or the SIP Administrator.

2.4.4   Repayment if Conditions Not Met. If the Committee determines that all terms and conditions of the Plan or a Grantee's Award Agreement in respect of exercised SARs were not satisfied, then the Grantee shall be obligated immediately upon demand therefor, as determined by the Firm in its sole discretion, to either: (a) return to the Firm such number of Shares that were delivered in excess of the Exercise Price paid therefor or (b) pay the Firm an amount equal to the excess of the Fair Market Value (determined at the time of exercise) of the Shares subject to the exercised SARs over the Exercise Price therefor, in each case, without reduction for any Shares, cash or other property applied to satisfy withholding tax or other obligations in respect of such SARs.

2.5   Restricted Shares

2.5.1   Grant. The Committee may grant or offer for sale Awards of Restricted Shares in such amounts and subject to such terms and conditions as the Committee may determine. Upon the issuance of such shares in the name of the Grantee, the Grantee shall have the rights of a Shareholder with respect to the Restricted Shares and shall become the record holder of such shares, subject to the provisions of the Plan and any restrictions and conditions as the Committee may include in the applicable Award Agreement. In the event that a Certificate is issued in respect of Restricted Shares, such Certificate may be registered in the name of the Grantee but, unless otherwise determined by the Committee, shall be held by a custodian (which may be GS Inc. or one of its affiliates) until the time the restrictions lapse.

2.5.2   Condition to Grant. Any grant or offer for sale of Awards of Restricted Shares is subject to the Grantee's irrevocable grant of full power and authority to GS Inc. to register in GS Inc.'s name, or that of any designee, any and all Restricted Shares that have been or may be delivered to the Grantee, and the Grantee's irrevocable authorization of GS Inc., or its designee, to sell, assign or transfer such shares to GS Inc. or such other persons as it may determine in the event of a forfeiture of such shares pursuant to any Award Agreement.

2.5.3   Repayment if Conditions Not Met. If the Committee determines that all terms and conditions of the Plan or a Grantee's Award Agreement in respect of Restricted Shares which have become Vested or for which Transfer Restrictions have been released were not satisfied, then the Grantee shall be obligated immediately upon demand therefor, as determined by the Firm in its sole discretion, to either: (a) return to the Firm such number of Restricted Shares for which such terms and conditions were not satisfied or (b) pay an amount equal to the Fair Market Value (determined at the time such Shares became Vested, or at the time Transfer Restrictions were released, as applicable) of such Restricted Shares, in each case, without reduction for any Shares, cash or other property applied to satisfy withholding tax or other obligations in respect of such Restricted Shares.

2.6   RSUs

2.6.1   Grant. The Committee may grant Awards of RSUs in such amounts and subject to such terms and conditions as the Committee may determine. A Grantee of an RSU has only the rights of a general unsecured creditor of GS Inc. until delivery of Shares, cash or other securities or property is made as specified in the applicable Award Agreement.

2.6.2   Delivery of Shares. Unless otherwise determined by the Committee, and subject to the Plan and the applicable Award Agreement, on each Delivery Date the number or percentage of RSU Shares specified in the Grantee's Award Agreement with respect to the Grantee's then Outstanding Vested RSUs (which amount may be rounded to avoid fractional RSU Shares) shall be delivered. Unless otherwise determined by the Committee, or as otherwise provided in the applicable Award Agreement, delivery of RSU Shares shall be effected by book–entry credit to the Grantee's Account. The Grantee shall be the beneficial owner and record holder of any RSU Shares properly credited to the Grantee's Account. No delivery of RSU Shares shall be made unless the Grantee has timely returned all required documentation specified in the Grantee's Award Agreement or as otherwise determined by the Committee or the SIP Administrator.

2.6.3   Repayment if Conditions Not Met. If the Committee determines that all terms and conditions of the Plan or a Grantee's Award Agreement in respect of the delivery of RSU Shares were not satisfied, then the Grantee shall be obligated immediately upon demand therefor, as determined by the Firm in its sole discretion, to either: (a) return to the Firm such number of the Shares delivered in respect of such RSUs for which such terms and conditions were not satisfied or (b) pay the Firm an amount equal to the Fair Market Value (determined at the time of delivery) of the Shares delivered with respect to such Delivery Date, in each case, without reduction for any Shares, cash or other property applied to satisfy withholding tax or other obligations in respect of such Shares.

2.7   Other Stock-Based Awards

The Committee may grant other types of equity-based or equity-related Awards (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions as the Committee shall determine. Such Awards may entail the transfer of actual Shares to Plan participants, or payment in cash or otherwise of amounts based on the value of Shares, and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

2.8   Dividend Equivalent Rights

2.8.1   Grant. The Committee may grant, either alone or in connection with any other Award, a Dividend Equivalent Right.

2.8.2   Payment. The Committee shall determine whether Dividend Equivalent Payments shall be made in cash, in Shares or in another form, whether they shall be conditioned upon the exercise of any Award to which they relate, the time or times at which they shall be made and such other terms and conditions as the Committee shall deem appropriate. No Dividend Equivalent Payment will be made at a time when any performance-based goals that apply to the Dividend Equivalent Right or Award that is granted in connection with a Dividend Equivalent Right have not been satisfied (as determined by the Firm in its sole discretion).

2.8.3   Repayment if Conditions Not Met. If the Committee determines that all terms and conditions of the Plan or a Grantee's Award Agreement in respect of which a Dividend Equivalent Right was granted were not satisfied (including the terms and conditions of any other Award that was granted in connection with the Dividend Equivalent Right), then the Grantee shall be obligated to pay the Firm immediately upon demand therefor, any Dividend Equivalent Payments (and, if such Dividend Equivalent Payment was made in a form other than cash, as determined by the Firm in its sole discretion, either return to the Firm the property paid in respect of such Dividend Equivalent Right or an amount equal to the Fair Market Value of such payment determined at the time of payment), without reduction for any amount applied to satisfy withholding tax or other obligations in respect of such payments.

2.9   Delivery; Release of Transfer Restrictions

2.9.1   Deliveries of Shares, cash or other property under the Plan shall be made to the Grantee reasonably promptly after the Delivery Date or any other date such delivery is called for, but in no case more than thirty (30) Business Days after such date.

2.9.2   In the discretion of the Committee, delivery of Shares (including Restricted Shares) or the payment of cash or other property may be made initially into an escrow account meeting such terms and conditions as are determined by the Firm and may be held in that escrow account until such time as the Committee has received such documentation as it may have requested or until the Committee has determined that any other conditions or restrictions on delivery of Shares, cash or other property required by the Grantee's Award Agreement have been satisfied. The Firm may establish and maintain an escrow account on such terms and conditions (which may include, without limitation, the Grantee's (or the Grantee's estate or beneficiary) executing any documents related to, and the Grantee (or the Grantee's estate or beneficiary) paying for any costs associated with, such account) as the Firm may deem necessary or appropriate. Any such escrow arrangement shall, unless otherwise determined by the Firm, provide that (a) the escrow agent shall have the exclusive authority to vote such Shares while held in escrow and (b) dividends paid on such Shares held in escrow may be accumulated and shall be paid as determined by the Firm in its sole discretion.

2.9.3   To the extent an Award is subject to Transfer Restrictions, within thirty (30) Business Days after the applicable Transferability Date (or such other period as may be specified in an Award Agreement), GS Inc. shall take, or shall cause to be taken, such steps as may be necessary to remove Transfer Restrictions. In no case, however, will Transfer Restrictions be released prior to the date specified by applicable law for the release of any such restrictions (*e.g.*, minimum retention periods for "Material Risk Takers" and "Identified Staff" in the European Union and United Kingdom).

2.10 Nature and Form of Payments

2.10.1 Any and all grants of Awards and deliveries of Shares, cash or other property under the Plan shall be in consideration of services performed or to be performed for the Firm by the Grantee. Awards under the Plan may, in the sole discretion of the Committee, be made in substitution in whole or in part for cash or other compensation otherwise payable to an Employee. Without limiting Section 1.3, unless otherwise specifically provided in an Award Agreement or by applicable law, the Committee shall be permitted with respect to any or all Awards to exercise all of the rights described in Sections 1.3.2(h) and 1.3.2(i). Deliveries of Shares may be rounded to avoid fractional Shares. In addition, the Firm may pay cash in lieu of fractional Shares.

2.10.2 All grants of Awards and deliveries of Shares, cash or other property under the Plan shall constitute a special discretionary incentive payment to the Grantee and shall not be required to be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any contributions to or any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Firm or under any agreement with the Grantee, unless the Firm specifically provides otherwise.

2.11 Right of Discharge Reserved

Neither the grant of an Award nor any provision in the Plan or in any Award Agreement shall confer upon any Grantee the right to continued Employment by the Firm or affect any right that the Firm may have to terminate or alter the terms and conditions of the Grantee's Employment.

ARTICLE III

AWARD TERMS RELATED TO FORFEITURE

3.1 Treatment of Unvested Interests upon Termination of Employment

Unless otherwise determined by the Committee, upon termination of Employment, any interests under an Award that are not Vested will be forfeited, unless the applicable Award Agreement provides otherwise (including, without limitation, for Retirement, Extended Absence, Change in Control, Conflicted Employment or death).

3.2 Standard Forfeiture Conditions for All Outstanding Awards and Restricted Shares

Unless otherwise provided in the applicable Award Agreement, the Grantee's rights in respect of all of his or her Outstanding Awards and Restricted Shares (whether or not Vested) shall immediately terminate, such Awards shall cease to be Outstanding and such Restricted Shares shall be cancelled if the Committee determines any event described below has occurred:

3.2.1 The Grantee in any manner, directly or indirectly, (a) Solicits any Client to transact business with a Covered Enterprise or to reduce or refrain from doing any business with the Firm or (b) interferes with or damages (or attempts to interfere with or damage) any relationship between the Firm and any Client or (c) Solicits any person who is an employee of the Firm to resign from the Firm or to apply for or accept employment (or any other association) with any person or entity other than the Firm.

3.2.2 The Grantee Failed to Consider Risk during the fiscal year for which the Award was granted, during which the Award was granted, or as otherwise provided for in the Award Agreement.

3.2.3 Any event constituting Cause occurs with respect to the Grantee.

3.2.4 The Grantee Breached an Obligation to the Firm.

3.2.5 The Grantee attempts to have any dispute under the Plan or his or her Award Agreement resolved in any manner that is not provided for by Section 4.13 and/or the Award Agreement.

3.2.6 As a result of any action brought by the Grantee, it is determined that any of the terms or conditions for delivery of Shares (or cash or other property) in respect of an Award are invalid.

3.2.7 The Grantee's Employment terminates for any reason or the Grantee is otherwise no longer actively Employed with the Firm and an entity to which the Grantee provide services grants the Grantee cash, equity or other property (whether Vested or unvested) to replace, substitute for or otherwise in respect of any Award.

3.3 Certification of Compliance; Obligation to Update Contact Information.

3.3.1   By exercising any Option or SAR, accepting delivery of or selling Shares (including, for the avoidance of doubt, in the case of Restricted Shares, accepting Restricted Shares for which Transfer Restrictions are released) or accepting Dividend Equivalent Payments or any other payment under this Plan, the Grantee shall be deemed to have represented and certified at such time that the Grantee has complied with all the terms and conditions of the Plan and the applicable Award Agreement.

3.3.2   From time to time, as determined by the Firm, Grantees whose Employment has terminated but who continue to hold Outstanding Awards or Restricted Shares may be required to provide certifications of the Grantee's compliance with all of the terms and conditions of the Plan and the applicable Award Agreement.

3.3.3   The Grantee's contact information on file with the SIP Administrators at the time any certification is requested will be deemed to be current. Grantees are solely responsible for informing the SIP Administrators of any changes to the Grantee's contact information to ensure timely receipt of any certification materials, regardless of whether the Grantee's contact information is otherwise provided to the Firm. Grantees are responsible for contacting the SIP Administrators to obtain any certification materials if not received.

3.3.4   If the Committee determines that the Grantee failed to return accurate and properly completed certification materials by the specified deadline (including because the Grantee did not provide the SIP Administrators with updated contact information), or the Committee determines that the Grantee has failed to comply with a term of the Plan or the Award Agreement to which the Grantee has certified compliance, all of the Grantee's Outstanding Awards and Restricted Shares will be subject to forfeiture, and any Shares, cash or other property delivered or paid in anticipation of such accurate and properly completed certification will be subject to repayment.

3.4 Forfeiture for Association with a Covered Enterprise

The Award Agreement may provide that an Award is subject to forfeiture, under such conditions as should be determined by the Committee, if the Grantee Associates with a Covered Enterprise.

3.5 Forfeiture and Repayment as Required by Law or Regulation

Each Award is subject to any legal or regulatory requirements, or to any Firm policy adopted pursuant to such legal or regulatory requirement, applicable to the Award, the Grantee or the Grantee's Employment; including, without limitation, Section 304(a) of the Sarbanes-Oxley Act of 2022, as amended, and the requirements applicable to "Material Risk Takers" and "Identified Staff" in the European Union and the United Kingdom.

3.6 Forfeiture and Repayment of Performance-Based Awards

If GS Inc. is required to prepare an "Accounting Restatement" as described in the Dodd-Frank Clawback Policy, in each case if, and to the same extent as, required under such policy: (a) the Grantee's rights in respect of all of his or her Outstanding Awards and Restricted Shares (whether or not Vested) shall immediately terminate, such Awards shall cease to be Outstanding and such Restricted Shares shall be cancelled; and (b) if any delivery is made based on materially inaccurate financial statements (which includes, but is not limited to, statements of earnings, revenues or gains) or other materially inaccurate performance criteria (which, for the avoidance of doubt, includes the circumstances described in the Dodd-Frank Clawback Policy), the Grantee will be obligated to repay to the Firm, immediately upon demand therefor, any excess amount delivered, as determined by the Committee in its sole discretion.

3.7 Actions in Contemplation of Forfeiture

3.7.1   In connection with any investigation as to whether any of the events that would result in forfeiture or the obligation to repay under the Plan or the applicable Award Agreement has occurred, the Firm may: (a) suspend vesting, rights to exercise Options or SARs, Dividend Equivalent Payments, delivery of Shares or payments otherwise due under any Award or the release of Transfer Restrictions; (b) deliver any Shares, Dividend Equivalent Payments, dividends or payments under any Award into an escrow or similar account described in Section 2.9.2; or (c) apply Transfer Restrictions to any Shares (including Shares that were not delivered as Restricted Shares, or were delivered as Restricted Shares but for which the applicable restriction has lapsed), cash or other property delivered in respect of an Award. All actions described in this Section 3.7.1 are subject to approval by the Committee and shall be presented to the Committee as soon as practicable following such action.

3.7.2   If the Committee determines that any event giving rise to forfeiture or the obligation to repay has occurred, then the Committee may forfeit, or satisfy the obligation to repay from, the applicable Award (or portion thereof), irrespective of whether such event was the basis for the actions described in, or what the applicable Award's status would have been but for the application of, Section 3.7.1.

3.8   Retirement and Extended Absence; Certain Terminations

Notwithstanding Section 3.1, and in each case so long as the Grantee has not Failed to Consider Risk or Breached an Obligation to the Firm, and an event constituting Cause has not occurred with respect to the Grantee, unless the Committee determines otherwise:

3.8.1   The Committee may provide in an Award Agreement, and subject to such conditions as the Committee specifies, for accelerated or continued vesting upon Retirement or Extended Absence.

3.8.2   The Committee may provide in an Award Agreement, and subject to such terms and conditions as the Committee specifies, for accelerated or continued vesting where the Grantee's Employment is terminated involuntarily, by mutual agreement or at end of a fixed-term; in each case, as determined by the Firm in its sole discretion.

3.9   Change in Control

3.9.1   The Committee may provide in any Award Agreement for provisions relating to a Change in Control, including, without limitation, the acceleration of the vesting, delivery or exercisability of, or the lapse of restrictions or deemed satisfaction of goals with respect to, any Outstanding Awards and Restricted Shares; provided, however, that, in addition to any conditions provided for in the Award Agreement, any acceleration of the vesting, delivery or exercisability of, or the lapse of restrictions or deemed satisfaction of goals with respect to, any Outstanding Awards and Restricted Shares in connection with a Change in Control may occur only if (i) the Change in Control occurs and (ii) the Grantee meets the requirements of a Qualifying Termination.

3.9.2   Unless otherwise provided in the applicable Award Agreement and except as otherwise determined by the Committee, in the event of a merger, consolidation, mandatory share exchange or other similar business combination of GS Inc. with or into any other entity ("Successor Entity") or any transaction in which another person or entity acquires all of the issued and outstanding Common Stock of GS Inc., or all or substantially all of the assets of GS Inc., Outstanding Awards and Restricted Shares may be assumed or a substantially equivalent Award may be substituted by such Successor Entity or a parent or subsidiary of such Successor Entity, and such an assumption or substitution shall not be deemed to violate this Plan or any provision of any Award Agreement.

3.10   Conflicted Employment

To the extent consistent with applicable law, regulation and regulatory guidance, the Committee may provide in any Award Agreement for provisions relating to Conflicted Employment, including as follows:

3.10.1   If the Grantee terminates solely because he or she resigns to accept Conflicted Employment, the Grantee has completed at least three years of continuous Employment as of the date the Grantee's Employment terminates, and no event giving rise to forfeiture has occurred, any unvested portion of the Grantee's Outstanding Award will Vest.

3.10.2   If the Grantee terminates solely because he or she resigns from the Firm to accept Conflicted Employment or if, following the Grantee's termination of Employment, the Grantee notifies the Committee that he or she is accepting Conflicted Employment, any Vested portion of the Grantee's Awards will be delivered (including any interests that Vest as a consequence of Section 3.9.1 of the Plan) in the form determined by the Committee (including in the form of Shares, cash or other property as provided in Section 1.3.2(i) of the Plan); and any Transfer Restrictions on Restricted Shares (including those delivered as a consequence of this Section 3.9.2) will cease to apply.

3.10.3   The Committee has the sole the authority to determine whether Conflicted Employment exists and to exercise its rights under the Award Agreement or the Plan (including Section 1.3.2 of the Plan) to take or require the Grantee to take other steps it determines in its sole discretion to be necessary or appropriate to cure an actual or perceived conflict of interest; which may include a determination that the accelerated vesting, delivery and/or release of Transfer Restrictions described in this Section 3.9 or the Award Agreement will not apply because such actions are not necessary or appropriate to cure an actual or perceived conflict of interest.

3.11   Death of Grantee

An Award Agreement may provide for the treatment of an Award following the death of a Grantee, including the removal of any forfeiture conditions, acceleration of delivery or payment of the Award, and removal of Transfer Restrictions; in each case, following the Committee's receipt of satisfactory documentation, as the Committee may determine. Until such time, the applicable terms of the Award Agreement will continue to apply and bind the Grantee's estate, representative(s) of the estate, and any beneficiaries.

3.12   Additional Forfeiture Conditions and Exceptions

Notwithstanding any other provisions of the Plan, the Committee in its discretion may provide in the applicable Award Agreement for (a) additional conditions, the violation of which will result in forfeiture of some or all of the Grantee's interests under the Award, and (b) additional circumstances under which the Grantee's interests under the Award will be accelerated, including the Grantee's death or transfer of Employment from one Firm entity to another.

3.13   Appeal of Adverse Determination; Internal Administrative Remedies

If a Grantee disagrees with a determination made by the Committee, the SIP Administrators or any of their delegates or designees relating to the Plan or the applicable Award Agreement, and the Grantee wishes to appeal such determination, the Grantee must submit a written request to the Committee for review within 180 days after the determination at issue. The Grantee must exhaust his or her internal administrative remedies by submitting such appeal and awaiting resolution of that appeal before seeking to resolve a dispute, controversy or claim through the dispute resolution provisions of the Plan or the Award Agreement.

ARTICLE IV

MISCELLANEOUS

4.1   Amendment of the Plan or Award Agreement

4.1.1   Unless otherwise provided in the Plan or in an Award Agreement, the Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, including in any manner that adversely affects the rights, duties or obligations of any Grantee of an Award.

4.1.2   Unless otherwise determined by the Board, Shareholder approval of any suspension, discontinuance, revision or amendment shall be obtained only to the extent necessary to comply with any applicable law, rule or regulation (including, without limitation, the New York Stock Exchange listing requirements); provided, however, (a) if and to the extent the Board determines it is appropriate for the Plan to comply with the provisions of Section 422 of the Code, no amendment that would require Shareholder approval under Section 422 of the Code shall be effective without the approval of Shareholders and (b) no amendment to increase the Fixed Amount described in Section 1.7 shall be effective without the approval of Shareholders.

4.2   Tax Withholding

4.2.1   As a condition to the delivery of any Shares, other property or cash pursuant to any Award or the lifting or lapse of restrictions on any Award, or in connection with any other event that gives rise to a Federal or other governmental tax withholding obligation on the part of the Firm relating to an Award (including, without limitation, FICA tax), (a) the Firm may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to the Grantee, whether or not pursuant to the Plan, (b) the Committee shall be entitled to require that the Grantee remit cash to the Firm (through payroll deduction or otherwise) or (c) the Firm may enter into any other suitable arrangements to withhold, in each case in an amount sufficient in the opinion of the Firm to satisfy such withholding obligation.

4.2.2   If the event giving rise to the withholding obligation involves a transfer of Shares, then, at the discretion of the Committee, the Grantee may satisfy the withholding obligation described under Section 4.2.1 by electing to have GS Inc. withhold Shares (which withholding, unless otherwise provided in the applicable Award Agreement, will be at a rate not in excess of the statutory maximum rate) or by tendering previously owned Shares, in each case having a Fair Market Value equal to the amount of tax to be withheld (or by any other mechanism as may be required or appropriate to conform with local tax and other rules). For this purpose, Fair Market Value shall be determined as of the date on which the amount of tax to be withheld is determined, which may, as determined by the Committee, be the closing price of a Share on the New York Stock Exchange on the trading day immediately prior to the date Shares (or cash or other property) are delivered in respect of RSUs (and GS Inc. may cause any fractional share amount to be settled in cash).

4.3   Section 409A Compliance

4.3.1   To the extent applicable to an Award or a Grantee, and unless otherwise determined by the Committee, Awards granted under the Plan to U.S. taxpayers are intended to and will be construed to comply with Section 409A (including the requirements applicable to, or the conditions for exemption from treatment as, Section 409A Deferred Compensation), whether by reason of short-term deferral treatment or other exceptions or provisions. The Committee will have full authority to give effect to this intent.

4.3.2   For the avoidance of doubt, if an Award includes a "series of installment payments" as described in Reg. 1.409A-2(b)(2)(iii), the Grantee's right to the series of installment payments will be treated as a right to a series of separate payments, and not as a right to a single payment.

4.3.3   With respect to any Award that constitutes Section 409A Deferred Compensation, any payment or delivery required to be made upon a to a "specified employee" on the specified employee's "separation from service" (as each such term is defined in Section 409A) to a "specified employee" within the meaning of Section 409A (as determined by the Firm), shall, to the extent necessary to avoid the imposition of taxes or penalties under Section 409A, be delayed until the expiration of the six-month period immediately following the specified employee's separation from service (or as otherwise provided by Section 409A).

4.4   Other Tax Matters

4.4.1   Responsibility for Taxes. By accepting an Award, the Grantee agrees that the Grantee is solely responsible for the payment of any U.S. Federal, State or local or foreign taxes and penalties payable in respect of any Award. In no event will the Firm be responsible for, or liable to, any Grantee or any other person on account of an Award's failure to (a) qualify for favorable tax treatment under any applicable law or (b) avoid any adverse tax treatment or consequence under any applicable law (including, without limitation, Section 409A and Section 457A of the Code).

4.4.2   Requirement of Consent and Notification of Election Under Section 83(b) of the Code or Similar Provision. No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Code Section 83(b)) or under a similar provision of the law of a jurisdiction outside the United States may be made unless expressly permitted by the terms of the Award Agreement or by action of the Committee in writing prior to the making of such election. If a Grantee, in connection with the acquisition of Shares under the Plan or otherwise, is expressly permitted under the terms of the Award Agreement or by Committee action to make any such election and the Grantee makes the election, the Grantee shall notify the Committee of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Code Section 83(b) or other applicable provision.

4.4.3   Requirement of Notification Upon Disqualifying Disposition Under Section 421(b) of the Code. If any Grantee makes any disposition of Shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Grantee shall notify GS Inc. of such disposition within ten (10) days thereof.

4.5   Required Consents and Legends

4.5.1   If the Committee shall at any time determine that any consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award, the delivery of Shares or the delivery of any cash, securities or other property under the Plan, or the taking of any other action thereunder (each such action being hereinafter referred to as a "plan action"), then such plan action shall not be taken, in whole or in part, unless and until such consent shall have been effected or obtained to the full satisfaction of the Committee. The Committee may direct that any Certificate evidencing Shares delivered pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as the Committee may determine to be necessary or desirable, and may advise the transfer agent to place a stop order against any legended shares.

4.5.2   By accepting an Award, each Grantee shall have expressly provided consent to the items described in Section 4.5.3.

4.5.3   The term "consent" as used herein with respect to any plan action includes (a) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any Federal, state or local law, or law, rule or regulation of a jurisdiction outside the United States, (b) any and all written agreements and representations by the Grantee with respect to the disposition of shares, or with respect to any other matter, which the Committee may deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (c) any and all other consents, clearances and approvals in respect of a plan action by any governmental or other regulatory body or any stock exchange or self-regulatory agency, (d) any and all consents by the Grantee to (i) the Firm's supplying to any third party recordkeeper of the Plan such personal information as the Committee deems advisable to administer the Plan, (ii) the Firm's deducting amounts from the Grantee's wages, or another arrangement satisfactory to the Committee, to reimburse the Firm for advances made on the Grantee's behalf to satisfy certain withholding and other tax obligations in connection with an Award and (iii) the Firm's imposing sales and transfer procedures and restrictions and hedging restrictions on Shares delivered under the Plan and (e) any and all consents or authorizations required to comply with, or required to be obtained under, applicable local law or otherwise required by the Committee. Nothing herein shall require GS Inc. to list, register or qualify the Shares on any securities exchange.

4.6   Right of Offset

The Firm shall have the right to offset against its obligation to (a) deliver Shares (or other property or cash), (b) release restrictions and/or other terms and conditions in respect of Restricted Shares or (c) pay dividends or Dividend Equivalent Payments (granted alone or in connection with any Award), in each case, under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Firm pursuant to tax equalization, housing, automobile or other employee programs) the Grantee then owes to the Firm and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement.

4.7   Nonassignability

4.7.1   Except to the extent otherwise expressly provided in the applicable Award Agreement and Sections 4.7.2 and 4.7.3 below, no Award (or any rights and obligations thereunder) granted to any person under the Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated, fractionalized, hedged or otherwise disposed of (including through the use of any cash-settled instrument), whether voluntarily or involuntarily, other than by will or by the laws of descent and distribution, and all such Awards (and any rights thereunder) shall be exercisable during the life of the Grantee only by the Grantee or the Grantee's legal representative. Any sale, exchange, transfer, assignment, pledge, hypothecation, fractionalization, hedge or other disposition in violation of the provisions of this Section 4.7 shall be void. All of the terms and conditions of this Plan and the Award Agreements shall be binding upon any permitted successors and assigns.

4.7.2   Notwithstanding Section 4.7.1, the Committee may permit, under such terms and conditions that it deems appropriate in its sole discretion, a Grantee to transfer any Award to any person or entity that the Committee so determines. The Committee also may adopt procedures pursuant to which some or all Grantees of RSUs or Restricted Shares may transfer some or all of their RSUs or Restricted Shares, in each case, which shall continue to be subject to the same terms and conditions on such Award, through a gift for no consideration to any immediate family member (as determined pursuant to the procedures) or an estate planning vehicle (*e.g.*, a trust) in which the recipient and/or the recipient's immediate family members in the aggregate have 100% (or such lesser amount as determined by the Committee from time to time) of the beneficial interest (as determined pursuant to the procedures). The Plan and the terms of the Applicable Award Agreement shall be binding on all persons, entities, immediate family members or trusts (and any trustee or beneficiary thereof) to whom a transfer under this Section 4.7.2 is made.

4.7.3   The Committee may adopt procedures pursuant to which a Grantee may be permitted to specifically bequeath some or all of the Grantee's Outstanding RSUs under the Grantee's will to an organization described in Sections 501(c)(3) and 2055(a) of the Code (or such other similar charitable organization as may be approved by the Committee).

4.8 Non-Uniform Determinations

None of the Committee's determinations under the Plan and Award Agreements need to be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards, (b) the terms and provisions of Awards, (c) whether a Grantee's Employment has been terminated for purposes of the Plan and (d) any adjustments to be made to Awards pursuant to Section 1.6.2 or otherwise.

4.9 Other Payments or Awards

Nothing contained in the Plan shall be deemed in any way to limit or restrict the Firm from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

4.10 Construction; Plan Headings; References to Laws, Rules or Regulations

4.10.1   Unless the context requires otherwise, when construing the Plan or any Award Agreement: (a) words denoting any gender include all genders, (b) the singular includes the plural and the plural includes the singular, (c) the word "or" is not exclusive, and (d) the words "include," "includes" and "including will be deemed to be followed by the words "without limitation."

4.10.2   The headings in this Plan are for the purpose of convenience only, and are not intended to define or limit the construction of the provisions hereof.

4.10.3   Any reference in this Plan to any law, rule or regulation shall be deemed to include any amendments, revisions or successor provisions to such law, rule or regulation.

4.11 Date of Adoption and Term of Plan; Shareholder Approval Required

The adoption of the Plan as amended and restated on February 27, 2025 was expressly conditioned on the approval of Shareholders in accordance with Section 422 of the Code, the rules of the New York Stock Exchange and other applicable law.

Unless sooner terminated by the Board, the Plan shall terminate on the date of the annual meeting of Shareholders that occurs in 2029. The Board reserves the right to terminate the Plan at any time. All Awards made under the Plan prior to the termination of the Plan shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

4.12 Governing Law

EXCEPT AS PROVIDED IN SECTION 4.13 OF THE PLAN, ALL RIGHTS AND OBLIGATIONS UNDER THE PLAN AND EACH AWARD AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

4.13 Arbitration

4.13.1   Unless otherwise specified in an applicable Award Agreement, it shall be a condition of each Award that any dispute, controversy or claim between the Firm and a Grantee, arising out of or relating to or concerning the Plan or applicable Award Agreement, shall be finally settled by arbitration before, and in accordance with the rules then obtaining of, FINRA, or, if FINRA declines to arbitrate the matter (or if the matter otherwise is not arbitrable by it), the AAA in accordance with the employment arbitration rules of the AAA. Any arbitration decision and/or award will be final and binding upon the parties and may be entered as a judgment in any appropriate court.

4.13.2   Nothing in the Plan shall be construed as an agreement by either the Firm or Grantee to arbitrate claims on a class, collective or representative basis. In addition, by accepting an Award, Grantee agrees that, to the fullest extent permitted by applicable law, no arbitrator shall have the authority to consider class, collective or representative claims, to order consolidation or to join different claimants or grant relief other than on an individual basis to the individual claimant involved.

4.13.3   Notwithstanding any applicable forum rules to the contrary, to the extent there is a question of enforceability of Section 4.13 of the Plan arising from a challenge to the arbitrator's jurisdiction or to the arbitrability of a claim, such question shall be decided by a court and not an arbitrator.

4.13.4   Prior to filing any arbitration in accordance with Section 4.13.1, the Grantee must first exhaust his or her internal administrative remedies in accordance with Section 3.12 of the Plan, which includes awaiting the Committee's final determination of any appeal. By accepting an Award, a Grantee agrees that, to the fullest extent permitted by applicable law, no arbitrator shall have the authority to consider any dispute, controversy or claim as to which the Grantee has not first exhausted his or her internal administrative remedies in accordance with Section 3.12 of the Plan.

4.13.5   Unless otherwise specified in an applicable Award Agreement, to the fullest extent permitted by applicable law, it shall be a condition of each Award that the Firm and the Grantee irrevocably submit to the exclusive jurisdiction of any state or Federal court located in the City of New York over any suit, action or proceeding arising out of or relating to or concerning the Plan or the Award that is not otherwise arbitrated or resolved according to Section 4.13.1. This includes any suit, action or proceeding to compel arbitration or to enforce an arbitration award. By accepting an Award, the Grantee acknowledges that the forum designated by this Section 4.13.5 has a reasonable relation to the Plan, any applicable Award and to the Grantee's relationship with the Firm. Notwithstanding the foregoing, nothing in this Section 4.13.5 shall preclude the Firm from bringing any suit, action or proceeding in any other court for the purpose of enforcing the provisions of this Section 4.13.5 or otherwise.

4.13.6   Unless otherwise specified in an applicable Award Agreement, the agreement by the Grantee and the Firm as to forum is independent of the law that may be applied in the suit, action or proceeding and the Grantee and the Firm agree to such forum even if the forum may under applicable law choose to apply non-forum law. By accepting an Award, (a) the Grantee waives, to the fullest extent permitted by applicable law, any objection which the Grantee may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 4.13.2, (b) the Grantee undertakes not to commence any action arising out of or relating to or concerning any Award in any forum other than a forum described in Section 4.13 and (c) the Grantee agrees that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court shall be conclusive and binding upon the Grantee and the Firm.

4.13.7   By accepting an Award, a Grantee agrees to arbitrate all claims as described in this Section 4.13, in accordance with the arbitration procedure set forth herein; provided, however, that nothing in Section 4.13, the Plan or any Award Agreement shall limit any Grantee from filing a charge with or participating in any investigation or proceeding conducted by a Governmental Authority.

4.13.8   The Federal Arbitration Act governs interpretation and enforcement of all arbitration provisions under the Plan and the applicable Award Agreement, and all arbitration proceedings thereunder.

4.13.9   Nothing in this Plan or any Award Agreement creates a substantive right to bring a claim under U.S., Federal, state or local employment laws.

4.13.10   Unless otherwise specified in an applicable Award Agreement, by accepting an Award, the Grantee irrevocably appoints each General Counsel of GS Inc., or any person whom any General Counsel of GS Inc. designates, as his or her agent for service of process in connection with any suit, action or proceeding arising out of or relating to or concerning this Plan or any Award which is not arbitrated pursuant to the provisions of Section 4.13.1, who shall promptly advise the Grantee of any such service of process.

4.14   Providing Information to the Appropriate Authorities; Protected Communications

In accordance with applicable law, nothing in this Plan or any Award Agreement (including any forfeiture or repayment provisions) prevents any Grantee from providing information the Grantee reasonably believes to be true to the appropriate Governmental Authority, including a regulatory, judicial, administrative, or other governmental entity; reporting possible violations of law or regulation; making other disclosures that are protected under any applicable law or regulation; or filing a charge or participating in any investigation or proceeding conducted by a Governmental Authority. Similarly, nothing in this Plan or any Award Agreement prohibits any Grantee from engaging in protected concerted activity pursuant to applicable law protecting such activity, including discussing wages, hours, or other terms and conditions of the Grantee's employment; or speaking with the Grantee's own attorney regarding the Grantee's own legal rights or obligations. In addition, nothing in this Plan or any Award Agreement limits any Grantee's ability to use the internal and external reporting channels that are available to the Grantee, as described in the Firmwide Policy on Escalation, as may be amended from time to time, or any successor policy thereto.

4.15   Severability; Entire Agreement

If any of the provisions of this Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby; provided that, if any of such provisions is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. By accepting an Award, the Grantee acknowledges that the Plan and any Award Agreement contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

4.16   Waiver of Claims

By accepting an Award, the Grantee recognizes and agrees that prior to being selected by the Committee to receive an Award he or she has no right to any benefits under such Award. Accordingly, in consideration of the Grantee's receipt of any Award, he or she expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the SIP Administrator, GS Inc. or the Board or any amendment to the Plan or any Award Agreement (other than an amendment to this Plan or an Award Agreement to which his or her consent is expressly required by the express terms of an Award Agreement), and the Grantee expressly waives any claim related in any way to any Award including any claim based upon any promissory estoppel or other theory in connection with any Award and the Grantee's employment with the Firm.

4.17   No Third-Party Beneficiaries

Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement shall confer on any person other than the Firm and the Grantee of the Award any rights or remedies thereunder; provided that the exculpation and indemnification provisions of Section 1.3.5 shall inure to the benefit of a Covered Person's estate, beneficiaries and legatees.

4.18   Certain Limitations on Transactions Involving Common Stock; Fees and Commissions

4.18.1   Each Grantee shall be subject to, and acceptance of an Award shall constitute an agreement to be subject to, the Firm's policies in effect from time to time concerning trading in Common Stock, hedging or pledging and confidential or proprietary information. In addition, with respect to any Shares delivered to any Grantee in respect of an Award, or Restricted Shares for which Transfer Restrictions are released, sales of such Shares shall be effected in accordance with such rules and procedures as may be adopted from time to time with respect to sales of such Shares (which may include, without limitation, restrictions relating to the timing of sale requests, the manner in which sales are executed, pricing method, consolidation or aggregation of orders and volume limits determined by the Firm).

4.18.2   Each Grantee may be required to pay any brokerage costs or other fees or expenses associated with any Award, including, without limitation, in connection with the sale of any Shares delivered in respect of any Award or the exercise of an Option or SAR.

4.19   Successors and Assigns of GS Inc.

The terms of this Plan shall be binding upon and inure to the benefit of GS Inc. and its successors and assigns.

Directions to our 2025 Annual Meeting of Shareholders

Located at:

Trammell Crow Center, 2nd Floor Conference Center
2001 Ross Avenue
Dallas, Texas 75201

Please follow signage for the Annual Meeting in the building lobby for security screening and entry.

Public Transport

DART Train

- Take Blue, Green, Orange or Red Train Lines to Pearl/Arts District Station

- Exit the Station, walk North on Pearl Street

- Turn left on Ross Avenue; the entrance will be on the right

Bus stops located at Ross Avenue and Olive Street, Ross Avenue and Pearl Street, and Pearl Street and San Jacinto Street

Driving Directions

From Dallas-Fort Worth (DFW) Airport

- Follow the signs to Dallas from either the North or South exits

- North exit is Hwy 114 to I-35E South

- South exit is 183 to I-35E South

- Continue on I-35E South; Exit 429A for Houston/McKinney

- Merge onto TX-366 Spur E; Exit toward Pearl St

- Merge onto Olive St; turn right onto Woodall Rodgers Fwy

- Turn right onto N Pearl St; Turn right onto Ross Ave

From the West

- Take I-30 E toward Dallas

- Use the right lane to take exit 45A for I-35E N toward Denton

- Use the right lane to take the Commerce St ramp to I-45/US-75

- Slight left onto the I-35E N ramp to Denton; Merge onto TX-366 Spur E

- Take the exit toward Pearl St; Merge onto Olive St

- Use the right lane to turn right onto Woodall Rodgers Fwy; Turn right onto N Pearl St

- Turn right onto Ross Ave

From the East

- Take US-80 W

- Take exit 47B for US-75 N toward McKinney

- Use the left lane to take the US-75 N ramp to McKinney

- Use the left lane to take the Elm St exit; Use the right lane to merge onto Elm St

From the North

- Take US-75 S

- Take exit 285 toward Ross; Merge onto N Central Expy

- Use the right two lanes to turn right onto Ross Ave

From the South

- Take I-35E N

- Use the middle lane to continue on I-35E

- Take exit 428 toward I-45/US-75

- Slight left onto the ramp to I-45/US-75/Houston/McKinney; Merge onto TX-366 Spur E

- Take the exit toward Pearl St; Merge onto Olive St

- Use the right lane to turn right onto Woodall Rodgers Fwy; Turn right onto N Pearl St

- Turn right onto Ross Ave

Parking is available at 2001 Ross Avenue, with entrances on Olive Street and Harwood Street



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